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04024658

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Old Mutual PLC

*CURRENT ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4974

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 4/30/04

AR/S
12-31-03

HIGHLIGHTS

- Adjusted operating profit* £650 million (2002: £724 million), R8,041 million (2002: R11,431 million)
- Operating profit: £475 million (2002: £473 million**), R5,884 million (2002: R7,453 million**)
- Adjusted operating earnings per share* 10.0p (2002: 11.3p), 123.8c (2002: 179.0c)
- Basic operating earnings per share: 8.0p (2002: 5.9p**), 99.1c (2002: 93.5c**)
- Life sales of £529 million on an Annual Premium Equivalent basis
- Value of life assurance new business £105 million (after tax)
- Net positive fund inflows of over $4.7 billion in the USA (including $1.8 billion from our US life operations)
- Adjusted embedded value: £4,124 million (2002: £3,928 million), R49,230 million (2002: R54,267 million)
- Return on equity 13.9%
- Final dividend unchanged at 3.1p***

" Good results were achieved in five of our six businesses in 2003, and important steps were taken towards our strategic goals. Our capital position remains strong and our clients showed their approval of our products and skills by giving us significantly more assets to manage. We have announced our plans to lead Nedcor to recovery."

Jim Sutcliffe, Chief Executive, 23 February 2004

Wherever the items asterisked in the Highlights are used, whether in the Highlights, the Chief Executive's Statement or the Operating and Financial Review, the following apply:

* *Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment.*

Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

** *Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 37 Purchases and sales of own shares.*

*** *The dividend recommended (final 3.1p per share, making 4.8p per share for the year) will be converted, for payment to shareholders on the branch registers and the Namibian section of the principal register, into local currencies at exchange rates ruling on 1 April 2004.*

Further enquiries:

Old Mutual plc, London:

James Poole, Director, Corporate Affairs	**Tel:**	**+44 (0)20 7002 7000**
	Tel:	**+44 (0)7768 991096 (mobile)**
Miranda Bellord, Media Relations	**Tel:**	**+44 (0)20 7002 7133**
	Tel:	**+44 (0)7946 722381 (mobile)**

Old Mutual plc, South Africa:

Nad Pillay, Head of Communications, South Africa	**Tel:**	**+27 (0)21 509 2446**
	Tel:	**+27 (0)82 553 7980 (mobile)**

College Hill Associates, London:

Tony Friend	**Tel:**	**+44 (0)20 7457 2020**
	Tel:	**+44 (0)7498 864995 (mobile)**

Notes to Editors

A webcast of the analyst presentation and Q&A will be broadcast live at 09.00 (UK time) on our website at www.oldmutual.com

High resolution images are available for the media to view as a free of charge download from http://media.oldmutual.com/om/media/library

An interview with Jim Sutcliffe, Chief Executive of Old Mutual plc, in video, audio and text will be available from 07.15 (UK time) on Monday, 23 February 2004 on www.oldmutual.com and www.cantos.com. An interview with Tom Boardman, Chief Executive of Nedcor Limited, in video, audio and text will be available from 07.15 (UK time) on Monday, 23 February 2004 on www.nedcor.com and www.cantos.com

A full copy of these results and the associated presentation to analysts, together with photographs and biographical details of the Executive Directors of Old Mutual plc, is available in electronic format. Alternatively they are available for download from the Company's website at www.oldmutual.com

Group adjusted operating profit for 2003 was £650 million, equivalent to 10.0p per share (2002: £724 million and 11.3p respectively). Group adjusted operating profit in Rand terms was R8,041 million, equivalent to 123.8c per share (2002: R11,431 million and 179.0c respectively). Solid profits in our core South African life assurance business, good profit growth in our US and UK businesses and excellent results from some of our smaller units were offset by a collapse in earnings at Nedcor. The strong Rand further boosted the Sterling results, but adversely affected the results when expressed in South African currency terms. Return on equity was disappointing at 13.9%. Our embedded value increased by 5% to £4,124 billion at 31 December 2003, equivalent to 107.5p per share.

Life assurance sales were 5% lower than in 2002 and the value of new business (after tax) at £105 million was 19% lower. Low consumer confidence led to a decline in the market for single premiums in South Africa, and the demand for fixed interest-based products returned to more normal levels in the USA. We are confident we retained our market shares in both countries, and our US life sales were still more than double the level Fidelity & Guaranty Life achieved prior to our ownership. Margins at our South African and US life businesses improved strongly in the second half after a difficult first six months.

Net fund inflows were strong. Our US asset management business produced a good result ($4.7 billion net inflow) and our two UK development businesses – Selestia and OMAM(UK) made a significant impact for the first time, with £340 million of net inflow. In South Africa, we were able to reduce the outflow within our Employee Benefits business, and the maturity bubble of the last few years started to reduce. With stronger equity markets and these net inflows, total assets under management, which form the basis for much of our revenue, grew 12%.

Our 51% owned South African general insurance business, Mutual & Federal, had a very good year, assisted by strong underwriting margins and positive claims experience.

Nedcor, our 52% owned South African banking subsidiary, produced very poor results in 2003, heavily impacted by the cost of holding excess US dollars as the Rand strengthened. Margins were affected by fixed rate debt and deposits, which were expensive as interest rates declined. Tom Boardman was installed as Chief Executive in December and we deployed Bob Head, our director of Group Strategy, as acting Chief Financial Officer pending recruitment of a permanent replacement. Seven new Executive Committee members were also appointed. Together with the new management team at Nedcor, we have conducted a thorough review of Nedcor's balance sheet, the results of which have impacted Nedcor's and Old Mutual's profits for the year.

Nedcor's new management has focused its energies on plans to ensure Nedcor returns to producing results commensurate with its status as a premier South African bank. These include achieving world class service and expense benchmarks. To ensure the problems of 2003 are not repeated, plans are being put in place to address all areas of the business.

For Nedcor to trade optimally, it needs capital on a par with its peers, and we have therefore agreed to support its underwritten R5 billion rights issue announced today. That issue will be priced not later than 25 March 2004.

Nedcor is an important part of Old Mutual: decisive action has been taken to address its problems and management will not countenance any shortfall from the highest standards of integrity and transparency. New governance procedures have been introduced to ensure stronger oversight of the bank's affairs and to ensure the coherence of Nedcor with Old Mutual standards and strategy.

In December we presented to London-based investors our view on the South African Financial Sector Charter, which sets out objectives for involving previously disadvantaged individuals in that country in financial services businesses. We see many opportunities for South Africa and for Old Mutual arising from that Charter and will continue to inform the markets on our progress in addressing its objectives during 2004.

We took some important strategic steps during the year. Gerrard, having been put back on the path to profitability, was sold for an attractive price. We acquired Sage Life, a variable annuity provider based in Bermuda, for a nominal amount, and it produced $165 million in sales in eight months. In addition we provided capital to support the organic growth of our US life business, where assets grew by 27%, and our UK development businesses did well. In South Africa, we announced plans to acquire a further 37.5% of Mutual & Federal through a mechanism that includes an offer to all minority shareholders.

During 2003, we discovered the personal involvement of the principals of Pilgrim Baxter in market timing that had been halted in 2001 and they left the business. This matter remains the subject of legal process.

Our capital position at 31 December 2003 was strong. We raised preference capital during the year and this had a positive impact on our gearing, which was 19.4% at year end, well inside our limits. Strong South African equity markets in the second half provided additional capital which has allowed us to support the Nedcor rights issue comfortably.

The Board is recommending an unchanged final dividend of 3.1p per share, making a total of 4.8p for the year.

Outlook

We have much to do to recover from poor 2003 results, but we enter 2004 with renewed determination, and with equity markets around the world at higher levels than last year. We have taken the necessary steps to put Nedcor on the path to recovery.

We will continue to apply top quality investment skills, be they in equity, lending, real estate or elsewhere, to help our clients build and protect their savings and investments. We expect our industry to grow as those savings accumulate and as investments grow to secure retirements, and we intend to provide a correspondingly growing stream of earnings to our shareholders.

Jim Sutcliffe
Chief Executive
23 February 2004

BUSINESS REVIEW

SOUTH AFRICA

LIFE ASSURANCE

Financial performance

Adjusted operating profit, excluding long term investment return, of R3,124 million at the Group's South African life business was 5% down on the R3,283 million achieved in 2002. Individual Business and Group Business contributed R2,260 million (2002: R2,352 million) and R864 million (2002: R931 million) respectively to this result. Reduced capital charges on lower levels of average policyholders' funds and assumption changes adversely impacted adjusted operating profit, but were offset by favourable mortality and retention experience.

Total life sales on an Annual Premium Equivalent (APE) basis for the year were R3,329 million, 10% lower than in 2002, reflecting reduced single premium sales. The overall low savings ratio and stagnant pensions market resulted in low inflows from these sources and competition for fund inflows remained intense. However, APE in the second half of the year improved to R1,753 million, up 11% from the first half. Individual Business recurring premiums (R1,045 million) and Group Business single premiums (R3,197 million) increased 18% and 22% respectively between the first half and the second half.

Poor Individual Business single premiums were offset by recurring premium sales, up 7% from 2002. Sales of the market-leading *Greenlight* risk product were particularly strong and market reaction to re-priced products in Group Schemes was favourable. BoE Life, a joint venture with Nedcor, contributed 2% to new business APE. Bancassurance contributed R662 million of gross sales during 2003, an increase of 15% from 2002 (R575 million).

Group Business APE was down 22% from 2002, when single premiums benefited from one particularly large deal of R2 billion. Good with-profit annuity sales were achieved in the last quarter of 2003.

The value of new business declined by 26% as a consequence of APE being down 10% and the after-tax margin decreasing from 30% to 25%. The lower overall margin was due to a decrease in Group Business margin, as the proportion of with-profit annuity business returned to pre-2002 levels. Group Business's sales mix changed in 2003 from higher margin with-profit annuity business to lower margin, interest-bearing products and lower margin, less capital intensive, multi-manager business. New business margins remained stable at product level.

However, improved margins increased the value of new business after tax from R285 million in the first half to R543 million in the second half of the year. Individual Business's new business volumes increased and Group Business sold more higher margin with-profit annuities in the second half of the year.

The value of in-force business of R9,832 million at 31 December 2003 increased by 4% from R9,419 million at 31 December 2002. The life business cash outflow of R3.8 billion (R4.4 billion outflow during 2002) benefited from reductions in Individual Business maturities and Group Business terminations, but this positive effect was largely negated by the decrease in single premium sales.

Funds under management at the Group's South African life business at 31 December 2003 totalled R244 billion, an increase of 5% from 31 December 2002. The life company remains well capitalised at 2.4 times the required statutory capital. A satisfactory return on internal capital allocated of 22% was achieved and was at the same level as in 2002.

Business development

The *Symmetry* multi-manager offering was extended after the closure of NIB Investments and Edge Investments. New structured and preferred risk products were also launched. Investment in new administration systems continued in 2003, with migration of clients on to the new systems platform progressing in line with expectations.

Outlook

In 2004, management focus is being directed towards maintaining market share while continuing to grow the distribution force and assets under management. Following the customer segmentation initiative, the retail business is being restructured to create a single marketing team, product and service delivery business and product development team. The client-facing structure will enable the business to deliver an improved service to external clients.

In addition to supporting organic growth and generating sustainable and growing profits, the life business is creating the capacity to service administration contracts from selected offshore jurisdictions. The market recovery is expected to provide a better background for the Group's life business in 2004.

ASSET MANAGEMENT

Financial performance

Adjusted operating profit for the South African asset management business increased to R532 million (excluding Nedcor) in 2003, compared to R441 million in 2002. Operating profit was negatively impacted by lower average levels of funds under management, but this was more than offset by a movement to higher margin products and tight expense control.

Funds under management totalled R299 billion at 31 December 2003, which represented an increase of 18% over the position at 31 December 2002.

Total net fund inflows to the asset management businesses (Old Mutual Asset Managers (South Africa) (OMAM(SA)), Old Mutual Unit Trusts and Fairbairn Capital) were R1.7 billion during 2003. Flows were lower than expected, particularly due to the decision of the Mines Pension Fund to redistribute its Fixed Income Fund among a greater number of asset managers, which resulted in an outflow of R1.2 billion. Fund inflows included a R2.1 billion investment from Mutual & Federal Insurance Company Ltd (Mutual & Federal) and a R1.5 billion investment following the acquisition of a share of the Community Growth Fund.

OMAM(SA)'s performance in 2003 sustained the good relative investment results achieved towards the end of 2002. Specialist equity mandates continued to perform well, with the majority being ahead of their respective benchmarks for the year ended 31 December 2003.

Adjusted operating profit of R124 million relating to Nedcor Unit Trusts and Portfolio Management was reclassified from banking to asset management business in 2003.

BANKING

NEDCOR

The results of Nedcor Limited (Nedcor), the Group's 52% owned banking subsidiary, have been incorporated into the Group's accounts in accordance with UK GAAP. Nedcor has adopted a new accounting standard on the recognition and measurement of financial instruments (AC133) for local reporting requirements. The AC133 adjustments have been excluded, except in relation to changes in credit provisioning methodology, which are acceptable under UK GAAP. This has led to a one-off increase of R1.1 billion in specific provisions, resulting from the discounting of future cash flows from advances. This charge been taken to the profit and loss account, but excluded from adjusted operating profit. In addition, the opportunity was taken to strengthen specific provisions, resulting in a R626 million charge to adjusted operating profit. Nedcor's financial results for the years ended 31 December 2002 and 2003 are not directly comparable, as the 2002 results included BoE Limited (BoE) only for six months.

Financial performance

Nedcor's financial performance during 2003 was very disappointing.

The formal consolidation of the banking licences of BoE, Nedcor Investment Bank and Cape of Good Hope Bank into Nedbank and Peoples Bank took place on 1 January 2003. While the merger and restructuring process is progressing to plan, the long term funding raised since the acquisition of BoE had a negative impact on Nedcor's 2003 financial results.

The banking adjusted operating loss of R70 million was a substantially lower outturn than the R3,489 million adjusted operating profit in 2002. The key factors influencing the result were the interest margin squeeze, lower profits from investment banking, expenses (which grew at a higher rate than revenues) and the strengthening of the Rand.

Low asset growth, combined with a squeeze in interest margins caused by the lower interest rate environment, funding issues relating to the acquisition of BoE and more conservative accounting estimates resulted in Nedcor's net interest income of R6,754 million only reflecting a 6% increase over 2002.

Non-interest revenue at R6,917 million was flat compared to 2002 (R6,931 million). This was impacted by a decline in exchange and securities trading revenues and by the reclassification of asset management income.

Operating expenses of R10,976 million, including translation losses of R1,356 million (2002: R1,011 million), were 28% higher than in 2002 (R8,573 million). The strengthening of the Rand:US$ exchange rate from R8.60 to R6.62 during 2003 resulted in the recognition of unrealised translation losses in the profit and loss account. These losses primarily reflected the effect of translating the net assets of Nedcor's integrated foreign operations into Rand on consolidation of its financial investments. A significant amount of this increase was due to the inclusion of BoE for the whole of 2003. As a result of changes to employee incentive schemes during the year, a charge of R165 million was included in operating expenses. Several one-off items, expenses from subsidiaries consolidated for the first time and increased expenses in divisions with high income growth also contributed to higher operating expenses.

The credit climate held steady during the first half of 2003, despite the high interest rate environment, and improved during the second half following decreases in interest rates totalling 550 basis points.

The tax charge was impacted primarily by a provision of R261 million that was raised against specific tax industry issues. In addition, an amount of R583 million was raised for tax contingencies in respect of BoE acquisition items, which resulted in an increase in goodwill of this amount.

A review of the balance sheet, initiated by Old Mutual, also affected both earnings and capital.

Capital

In September 2003, Nedcor raised R500 million in subordinated debt and R500 million in unsecured subordinated callable notes that qualified as Tier 3 and Tier 2 capital respectively. In October, the bank raised a further R825 million of qualifying Tier 1 preference share capital. Following the review of Nedcor's balance sheet, Old Mutual injected R2 billion of additional Tier 2 capital in the form of subordinated debt in December. This brought total statutory capital to R21.6 billion (2002: R27.7 billion) representing an overall capital adequacy ratio of 10.1% (2002: 11.0%), slightly above the statutory requirement of 10.0%.

On 23 February 2004, Nedcor launched a rights issue[1] to raise R5 billion of additional ordinary share capital. Part of the net proceeds will be used to repay the R2 billion advanced by Old Mutual in December and other short term financing of R0.5 billion. This capital raising, together with active balance sheet management, is intended to enable Nedcor to meet the proposed 7.5% regulatory minimum for primary (Tier 1) capital by 31 December 2004.

Merger and restructuring

The process of merging and restructuring Nedcor's various divisions, following its acquisitions in 2002, is proceeding according to plan and many of the targeted synergy benefits are being realised earlier than originally projected. The annual target for these benefits of R700 million is expected to be realised from 2006. Total integration expenditure incurred to the end of 2003 was R868 million.

Business development

After Tom Boardman was appointed Chief Executive designate to Nedcor in October, its board endorsed a recovery programme to restore Nedcor on a sustainable growth path. The key elements included the appointment of a new executive team, a strategic review of the business, the successful implementation of the merger and reorganisation programme, improved transparency and a clear focus on client service.

The relationship between Old Mutual and Nedcor strengthened over the past year, as seen by the Group's support for Nedcor's recovery programme, the provision of the R2 billion of additional capital in December, the secondment of Bob Head as acting Chief Financial Officer, and the support by Old Mutual for Nedcor's rights issue. Old Mutual and Nedcor have also recently entered into a formal relationship agreement for the first time, which sets out various details of the way in which the relationship will be conducted in the future.

---

[1] *The securities offered in the rights issue will not be registered under the US Securities Act of 1933, and may not be offered or sold without registration or an applicable exemption from the registration requirements.*

Prices and values of, and income from, Nedcor's shares may go down, as well as up, and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

This announcement does not constitute an offering of securities in the United States, Canada, Australia or Japan or otherwise constitute an invitation to any person to acquire securities in any company within the Group.

Outlook

Nedcor's strategic focus in 2004 will be on the operational performance of its core business. The newly appointed management team is actively addressing the structural and cultural issues and implementing measures to prevent a recurrence of the problems of the past. Nedcor's management also recognises the imperative to reduce costs, and intends to provide stakeholders with a detailed plan to achieve a significant reduction in expenses when Nedcor announces its 2004 interim results.

The Group is confident that the newly appointed Nedcor executive team has the ability to deliver the desired results from the strategic recovery programme and to complete the merger and restructuring process successfully.

GENERAL INSURANCE

MUTUAL & FEDERAL

Financial performance

Adjusted operating profit of R909 million, including long term investment return, from the Group's 51% owned South African general insurance subsidiary, Mutual & Federal, represented an increase of 63% from R556 million in 2002.

This strong performance was mainly attributable to an improvement in the underwriting surplus to R329 million (2002: R2 million), representing an underwriting ratio of 6% to net earned premiums. The improvement followed corrective action taken on poorly performing portfolios during 2002 and a favourable trading environment in 2003, combined with an absence of severe weather-related claims.

Gross premium income of R6,486 million was 16% higher than in 2002 (R5,603 million). Organic growth in portfolios, primarily as a result of rate increases implemented during 2002 and 2003, contributed to this satisfactory performance.

Net claims rose by 10%, reflecting the impact of inflation. Most portfolios returned satisfactory results, but corrective action on large fire and engineering risks will continue to be needed due to increased reinsurance costs in recent years.

The solvency margin, being the ratio of net assets to net premiums, remained high and was in excess of 61%, well above the minimum required to support current operations.

Outlook

Looking to the year ahead, management of Mutual & Federal is cautiously optimistic, as market conditions remain conducive to achieving underwriting surpluses. The improvements to rating systems are expected to assist Mutual & Federal in continuing to produce a top rated return on equity. An inflationary increase in claims costs requires ongoing focus on responsible underwriting standards.

Mutual & Federal remains committed to conducting business through the intermediary channel.

Old Mutual is looking forward to working more closely with Mutual & Federal subsequent to the Group's offer to acquire Royal & Sun Alliance's 37.5% shareholding in Mutual & Federal and believes it will be in the best interests of the business, customers and staff.

UNITED STATES

US LIFE

Financial performance

The macro-economic environment presented a number of challenges to the US life businesses during 2003, with interest rates falling to historic lows. These low interest rates, combined with improving equity return expectations, resulted in some movement of savings from fixed interest to equity-based products. US life had anticipated these challenges by developing a multiple distribution and product strategy aimed at stabilising sales volumes and holding profitability.

The US life business's adjusted operating profit of $143 million was 15% up on the $124 million achieved in 2002. This increase was driven by the impact of profits from the strong sales of fixed annuities in 2002, and by improving spreads and continued growth in life sales in 2003.

Total APE for 2003, at $389 million, was 14% lower than that achieved in 2002 ($451 million). Gross sales of $3.1 billion (2002: $4.0 billion) in 2003 for US life were, however, higher than in any year prior to its acquisition by Old Mutual. The value of new business at $59 million was 30% lower than in 2002 ($84 million). The average margin on new business after tax reduced from 19% in 2002 to 15% of APE in 2003, which excludes the value added from the block of business acquired for a nominal amount when Sage Life (renamed OMNIA Life (Bermuda)) was purchased. While interest rate spread compression negatively impacted the margin, this was partly offset by profitability and sales volumes being stabilised through the establishment of an alternative corporate to corporate channel.
The business continued to grow strongly, as new life assurance products launched during 2003 were positively received by the market and attracted significant premiums. Lower fixed annuity sales were offset by the favourable response to a new range of equity-indexed annuity products. As a result, Fidelity & Guaranty Life maintained its position as one of the top ten providers of fixed and equity-indexed annuity products in the USA. OMNIA Life (Bermuda) is an important new conduit to large international banks, offering US-style products to an international customer base and giving direct exposure to variable annuity products.

The value of in-force business of $701 million at the end of 2003 increased by 28% from $549 million at the beginning of the year. Funds under management totalled $13.3 billion at 31 December 2003, an increase of 27% over the year. $110 million of capital was injected into US life during the year to support new business written, in line with plans.

Business development and outlook

Having successfully stabilised sales volumes and profitability through competitive positioning, US life will continue to build on its strong relationships with key distributors and its multi-distribution channel strategy.

The transition of policy administration to a lower unit cost outsourcer is progressing and is designed to improve customer service levels. By year end, the new third party administrator was issuing 90% of all new policies. Economies of scale and planned process improvements should be evident in the financial results from 2005, after complete conversion of in-force and all new business.

The business's bond portfolio, which is largely managed by fellow asset management subsidiary, Dwight, will continue to be managed actively, with tight controls on matching assets and liabilities, and no more than 10% concentrated in the high-yield corporate bond sector.

US ASSET MANAGEMENT

The Group's US asset management business delivered adjusted operating profit of $134 million in 2003, a decrease of 6% on 2002 ($142 million). However, when comparing the results on a like-for-like basis, after adjusting for the impact of disposed entities, adjusted operating profit increased by 6% from $126 million. The equity market rally in the second half of 2003 and strong net cash inflows were the key factors driving this positive result. Average asset levels for 2003 were $136 billion, compared to $126 billion, adjusted for the disposed entities. The improvement in the equity-related component of total funds under management also had a positive impact on revenue margins.

Funds under management increased during 2003 by 21% from $127 billion to $154 billion. Affiliate divestitures of $3.3 billion were offset by net client inflows of $4.7 billion and positive market movements of $25.7 billion. The net client inflows were spread across the large majority of the affiliates, highlighting the attractiveness and strength of the diverse range of products. These inflows included $1.8 billion from the Group's US life business, and were achieved despite the loss of $1.7 billion at Pilgrim Baxter & Associates (PBA) in December, following the resignations of the founders of that firm for allegations of improper practice.

Good investment performance was maintained for institutional mandates, which outperformed their respective benchmarks over three and five years by 83% and 94% respectively. Top quartile performance, relative to their peers over the same periods, was achieved by 73% of these funds.

Investment performance by the business's mutual funds improved during 2003, with 72% delivering top quartile performance over the three-year period. On an asset-weighted basis, four- and five-star funds, as rated by Morningstar Inc., comprised 76% of the mutual fund portfolio at year end.

Business development

A successful year in executing an organic growth strategy was soured by the discovery of the personal involvement of the two founding members in alleged market timing irregularities at PBA during the period from 1999 to 2001. Old Mutual management took decisive steps immediately upon discovery of these matters to ensure that current and future interests of PBA's clients and shareholders were upheld, including the departure of the founders, and also conducted a review at the other US mutual funds to ensure adherence to best practice governance policies. Succession plans at PBA, which had already been put in place, were accelerated and these have ensured business continuity and the prospect of future growth once all outstanding regulatory and legal matters are resolved.

Outlook

Strengthening the presence in the higher margin retail market remains a key strategic objective for the Group's US asset management business. The diversity of styles and the strength of the individual firms' branding with third party distributors are being leveraged to provide institutional-quality products to retail investors.

Institutional fund management remains the core business. New investment performance systems, developed in 2003, will allow a broader range of product development opportunities to be pursued and will provide targeted marketing strategies to the sales teams. New opportunities to distribute alternative products and closed-end funds are being pursued, while the focus on sub-advisory investment mandate relationships continues.

UK AND REST OF WORLD

Adjusted operating profit from the Group's UK and Rest of World life assurance, asset management and banking businesses was £24 million in 2003, compared to £55 million in 2002. This result includes the adjusted operating profit of the Group's operations in the UK (£15 million loss), offshore operations (£19 million – which include Old Mutual International, Old Mutual Fund Managers and Old Mutual Asset Managers (Bermuda) (OMAM(Bermuda)), southern Africa (excluding South Africa) (£15 million) and Nedcor's offshore banking and asset management operations (£5 million).

ASSET MANAGEMENT

Adjusted operating losses from the Group's UK and Rest of World asset management businesses of £4 million compared to a profit of £2 million in 2002. These include the results of Gerrard for the ten months to 31 October 2003, as well as full year results for OMAM(UK), Selestia, Palladyne Asset Management BV, OMAM (Bermuda), Bright Capital and Nedcor's off shore asset management operations.

The Group realised £240 million, including a £30 million release of capital, from the sale of Gerrard, following a successful restructuring of the business.

The Group's remaining UK and Rest of World asset management businesses continued to grow and develop through further penetration of their respective markets. OMAM(UK) delivered excellent investment performance and strong new client fund flows, particularly in hedge fund products. Selestia achieved excellent momentum in attracting fund flows through its online offering during the year, and in November 2003 won the *Best Fund Supermarket* award in the B2B category of the 2003 Online Finance Awards. OMAM(UK) and Selestia generated positive fund flows of £0.4 billion between them, a very solid performance.

LIFE ASSURANCE

The Group's life assurance operations in southern Africa (excluding South Africa) and Old Mutual International contributed £15 million and £9 million respectively to the UK and Rest of World results in 2003 (2002: £3 million loss). The increase was largely due to the sale of Old Mutual International's *International Personal Portfolio Bond* book, which released £4 million to profit. Selestia's adjusted operating losses of £14 million were included in the 2002 result.

GROUP FINANCIAL REVIEW

Operating profit and earnings per share (EPS)

Asset growth and net fund inflows contributed to Old Mutual's solid performance during 2003, but there were disappointing results from the Group's 52% owned banking subsidiary, Nedcor. Adjusted operating profit was £650 million, down 10% from 2002 (£724 million). After adjusting for goodwill amortisation and impairment, loss on dispoal of the investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs, the change in credit provisioning methodology, short term fluctuations in investment return and the investment return adjustment for own shares held in policyholders' funds, operating profit on ordinary activities before tax was £475 million compared with £473 million (restated to reflect the adoption of Urgent Issues Taskforce (UITF) Abstract 37 *Purchases and sales of own shares*) in 2002. The goodwill amortisation and impairment includes normal amortisation as well as £49 million relating to goodwill arising on the acquisition of BoE.

Adjusted operating profit in Sterling terms was improved by the stronger Rand:Sterling average exchange rate (12.35 in 2003 compared to 15.79 in 2002), although marginally reduced by the US$:Sterling average exchange rate (1.64 in 2003 compared to 1.50 in 2002).

The Group's results benefited from the market recovery in the second half of the year, particularly in the USA, where the S&P 500 and Nasdaq Composite indices rose 26% and 50% respectively during the year. In the Group's other markets, the FTSE 100 index increased by 14% and the FTSE/ JSE Africa ALSI by 12% during the year, although the South African recovery came too late to boost consumer confidence significantly.

The Group's basic earnings per share (EPS) was 8.0p in 2003 compared with 5.9p (restated to reflect the adoption of UITF Abstract 37) in 2002. Adjusted operating EPS of 10.0p in 2003 declined from 11.3p in 2002. Adjusted operating profit in the second half of the year of £255 million (adjusted operating EPS 4.4p) was down marginally on the same period last year (5.5p) and the first half of 2003 (5.6p). The second half result was adversely affected by Nedcor's poor performance. The Group's remaining businesses produced sound profit growth in 2003. Margins started to recover after a difficult first half, particularly in the Group's US life business, where sales volumes were boosted by expansion of its range of equity-indexed annuity products.

Funds under management and fund flows

Strong net fund inflows, particularly in the USA, and improved equity markets have grown funds under management to £125 billion at 31 December 2003 from £123 billion at 31 December 2002, even though £12 billion was sold with Gerrard.

The US asset management business benefited from the market upturn in the second half of 2003 and generated $4.7 billion of net fund inflows ($1.8 billion from US life) overall during 2003 compared to $1.9 billion in the first half. This was achieved despite outflows of $1.7 billion at Pilgrim Baxter. Net fund inflows were spread across the rest of the other affiliates, reflecting the group's diverse product offerings and strengthened distribution capabilities.

The US life business experienced a successful last quarter in 2003. New products attracted a favourable market response and significant premiums. Total life sales, on an APE basis were $389 million (2002: $451 million).

Disappointing sales in the South African life business began to recover in the second half of the year, as local equity markets improved. Net customer fund outflows of R3.8 billion compared favourably to the R4.4 billion outflow during 2002 as a result of increased levels of retention and reinvestment.

Achieved profits

The Group's adjusted operating profit on an achieved profits basis of £707 million decreased by 18% from £862 million in 2002. Adjusted operating EPS on an achieved profits basis of 10.8p declined from 14.1p in 2002. Embedded value (adjusted for the market value uplift of listed subsidiaries and own shares) of £4,124 million at 31 December 2003 improved by 5% from £3,928 million at 31 December 2002. Embedded value per share was 108p at 31 December 2003 compared to 104p at 31 December 2002.

Acquisitions and disposals

On 20 January 2004, the Group announced that it had made an offer to acquire 37.5% of the issued shares of Mutual & Federal, together with an offer for the remaining minority shareholdings. The total consideration payable is R1.9 billion.

The sale of the Group's private client stockbroking business Gerrard, to Barclays plc, was concluded in the fourth quarter for a consideration of £210 million payable in cash, generating a loss on sale of £3 million. At the date of disposal, Gerrard had £12 billion of funds under management.

Capital

The capital position of the Group benefited from the strength of the Rand, the sale proceeds of Gerrard and diversified funding sources. The Group's return on equity of 14% in 2003 compared to 18% in 2002. The lower return on equity reflects the disappointing performance at Nedcor during the year. Nedcor's recovery plan is focused on improving return on its equity to above 20%.

Capital is closely managed in each of the Group's businesses and there is sufficient capital in South Africa to meet local capital and funding requirements associated with the acquisition of the minority interests in Mutual & Federal, as well as the Group's commitment to the rights issue at Nedcor.

The Group's gearing (core debt[2] over core debt[2] plus equity shareholders' funds) was 19% at 31 December 2003, compared with 32% (restated to reflect the adoption of UITF 37) at 31 December 2002. Gearing was improved by the issue of $750 million of Guaranteed Cumulative Perpetual Preferred Securities in May 2003. The securities, which are redeemable at the Group's election from December 2008, provide core long term funding. The positive impact of the securities issue and the strong Rand on the Group's gearing was offset by impairments at Nedcor, a reduction in shareholders' equity as a result of own shares held by the policyholders' fund and a short term timing issue which means the cash proceeds of the Gerrard sale were not deducted from gross debt. The Group's gearing level remains strong, below its maximum level of 35%, with headroom available for potential opportunities in 2004.

The solvency ratios, all of which are above the minimum statutory requirements, of the Group's key businesses at 31 December 2003 were as follows: excess assets equivalent to 2.4 and 2.7 times statutory capital at the South African and US life businesses respectively; a capital adequacy ratio of

[2] *Core debt excludes debt from banking activities and is net of cash and short term investments which are immediately available to repay debt. Cash proceeds of the Gerrard sale were not deducted from gross debt.*

10.1% at Nedcor after a R2 billion injection in December, and a solvency margin in excess of 61% at Mutual & Federal.

$14 million of the Group's $650 million convertible bond issue was redeemed by investors in May 2003. The balance of the issue is expected to remain outstanding until maturity in May 2005.

The Group's Euro Commercial Paper programme has continued to be well supported, while significant committed undrawn bank facilities have been maintained. This ensures that the Group retains a high degree of financial flexibility within an efficient and balanced capital structure. In 2004, the Group's financing activity will be centred around the consolidation of primary bank finance facilities.

On 23 February 2004, Nedcor announced a rights issue to raise R5 billion of additional ordinary share capital to ensure that it has sufficient capital for growth and to meet anticipated minimum capital requirements. Old Mutual has undertaken to take up its rights under the rights issue. The balance of the new shares to be issued has been fully underwritten.

Taxation

The Group's effective tax rate (based on the tax charge as a proportion of adjusted operating profit) of 34.5% in 2003 increased from 26.9% in 2002. The increase in the effective rate is largely attributable to Nedcor, where non tax-deductible expenses were incurred. South African secondary tax on dividends also increased.

Financial/regulatory issues

During 2003, in response to enquiries initiated by the Securities and Exchange Commission (SEC) and the office of the New York Attorney General (NYAG), one of the Group's US asset management affiliates, Pilgrim Baxter & Associates Ltd (PBA), conducted an internal review which identified certain alleged market timing activities that had previously occurred, and which ceased in 2001, in some of the funds managed by PBA. During the course of its review, PBA learned of certain activities, now alleged to be improper, involving the former principals of that firm. PBA promptly notified the SEC and NYAG of its findings. The SEC and the NYAG have filed civil suits against PBA and the two former principals. In addition, there are several related private lawsuits arising from the facts alleged by the SEC and the NYAG.

As discussions with the regulators are still continuing and the related litigation is still at an early stage, it is not currently possible to say whether or not the amount of ultimate liability to be borne by the Group will be material. A provision of £10 million for legal, investigatory and other costs has been made in the financial statements.

The UITF Abstract 37 *Purchases and sales of own shares* requires own shares previously recognised as investment assets to be deducted from shareholders' equity. The effect has been to reduce the number of shares in issue by the 316 million shares owned by southern African policyholders' funds. Basic EPS has also increased by 0.7p due to the reduction in the weighted average number of shares in issue used to calculate EPS, as well as the removal of the investment return earned by policyholders on these shares.

The Group welcomed the publication in October 2003 of the Financial Sector Charter in respect of Black Economic Empowerment (BEE) in South Africa. The South African businesses were actively involved in the establishment of the Charter, which sets out targets for the employment of black people in financial services companies. They have developed a balanced scorecard approach to monitor achievement against BEE targets and the Group foresees significant opportunities to add to the ventures already concluded under this initiative.

Dividend

The Board recommends an unchanged final dividend of 3.1p per share, which will bring the total dividend per share for the year to 4.8p. The proposed dividend is covered 2.1 times by adjusted operating EPS (2002: 2.4 times).

The dividend, which is subject to shareholder approval at the Annual General Meeting on 14 May 2004, will be paid on 28 May 2004 to shareholders on the register at the close of business on 23 April 2004. The equivalent of this dividend in the local currencies of South Africa, Malawi, Namibia and Zimbabwe will be determined by the Company on 1 April 2004 and will be announced to the markets on 2 April 2004. The Company's shares will trade ex dividend from the opening of business on 19 April 2004 on the JSE Securities Exchange South Africa and on the Malawi, Namibian and Zimbabwe Stock Exchanges and from the opening of business on 21 April 2004 on the London Stock Exchange. The last dates to trade cum dividend will therefore be 16 April 2004 in South Africa, Malawi, Namibia and Zimbabwe and 20 April 2004 in the UK.

No dematerialisation or rematerialisation of shares within the South African STRATE system may take place between 19 April 2004 and 23 April 2004 (both dates inclusive), nor may transfers between the South African registers and registers in the other countries take place between those dates.

Outlook

The Group's overall strategy of managing risk through diversity remains unchanged. Capital has been strengthened by the sale of Gerrard, giving the Group the flexibility to pursue opportunities as they become available. In 2004, management will be focused on optimising performance in, as well as realising synergies between, the Group's businesses.

The Group remains committed to building on its strong base in South Africa to create an international financial services company. It will be actively supporting Nedcor in turning around its business. The Group is well positioned to take advantage of, and benefit from, the market recovery and improved consumer confidence in 2004.

Julian V F Roberts
Group Finance Director
23 February 2004

This preliminary announcement for the year ended 31 December 2003 is unaudited. The financial information in this document does not constitute the Company's statutory accounts for the years ended 31 December 2002 or 2003. The financial information for 2002 is derived from the statutory accounts for 2002, which have been delivered to the Registrar of Companies. The auditors have reported on the 2002 accounts; their report was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The statutory accounts for 2003 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's annual general meeting.

Summary Consolidated Profit and Loss Account for the year ended 31 December 2003

	Notes	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002 (Restated)***	Rm Year to 31 Dec 2003	Rm Year to 31 Dec 2002 (Restated)***
South Africa					
Technical result		253	208	**3,124**	3,283
Long term investment return		178	135	**2,198**	2,131
Life assurance	3(b)(iii)	431	343	**5,322**	5,414
Asset management	3(c)(i)	53	28	**656**	441
Banking	3(d)(i)	(10)	165	**(118)**	2,605
General insurance	3(e)(i)	73	35	**909**	556
		547	571	**6,769**	9,016
United States					
Life assurance	3(b)(iii)	86	83	**1,062**	1,310
Asset management	3(c)(i)	81	95	**1,000**	1,500
		167	178	**2,062**	2,810
United Kingdom and Rest of World					
Life assurance	3(b)(iii)	24	(3)	**297**	(47)
Asset management	3(c)(i)	(4)	2	**(48)**	31
Banking	3(d)(i)	4	56	**48**	884
		24	55	**297**	868
		738	804	**9,128**	12,694
Other shareholders' income / (expenses)	3(f)	(40)	(22)	**(494)**	(347)
Debt service costs		(48)	(58)	**(593)**	(916)
Adjusted operating profit*		650	724	**8,041**	11,431
Goodwill amortisation and impairment	7	(206)	(120)	**(2,544)**	(1,895)
Loss on disposal / write-down of investment in Dimension Data Holdings plc	4	(5)	(68)	**(60)**	(1,080)
Nedcor restructuring and integration costs	3(d)(ii)	(32)	(14)	**(394)**	(227)
Change in credit provisioning methodology	3(d)(iii)	(87)	-	**(1,074)**	-
Short term fluctuations in investment return		143	(91)	**1,767**	(1,439)
Investment return adjustment for own shares held in policyholders' funds	3(b)(iv)	12	42	**148**	663
Operating profit on ordinary activities before tax		475	473	**5,884**	7,453
Non-operating items	6(b)	(32)	(6)	**(404)**	(88)
Profit on ordinary activities before tax		443	467	**5,480**	7,365
Tax on profit on ordinary activities	5(a)	(241)	(224)	**(2,976)**	(3,535)
Profit on ordinary activities after tax		202	243	**2,504**	3,830
Minority interests – equity		117	(44)	**1,445**	(695)
– non-equity		(46)	-	**(568)**	-
Profit for the financial year		273	199	**3,381**	3,135
Dividends paid and proposed		(166)	(161)	**(2,006)**	(2,319)
Retained profit for the financial year		107	38	**1,375**	816

The adjusted operating profit on an after-tax and minority interest basis is determined as follows:

	Notes	£m 2003	£m 2002	Rm 2003	Rm 2002
Adjusted operating profit		650	724	**8,041**	11,431
Tax on adjusted operating profit	5(a)	(224)	(195)	**(2,763)**	(3,082)
		426	529	**5,278**	8,349
Minority interests – equity		(7)	(113)	**(96)**	(1,780)
– non-equity		(46)	-	**(568)**	-
Adjusted operating profit after tax and minority interests		373	416	**4,614**	6,569

for the year ended 31 December 2003 (continued)

Earnings and dividend per share attributable to equity shareholders	Notes	p Year to 31 Dec 2003	p Year to 31 Dec 2002 (Restated)***	c **Year to 31 Dec 2003**	c Year to 31 Dec 2002 (Restated)***
Earnings per share					
Adjusted operating earnings per share	2	10.0	11.3	**123.8**	179.0
Basic earnings per share	2	8.0	5.9	**99.1**	93.5
Diluted earnings per share	2	8.0	5.9	**99.1**	93.5
Dividend per share (Rand dividend indicative only for 2003)**		4.8	4.8	**56.5**	66.0
Adjusted weighted average number of shares – millions	2	3,727	3,670	**3,727**	3,670
Weighted average number of shares – millions	2	3,411	3,354	**3,411**	3,354

* *Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment.*

Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

** *The actual amount of the final dividend per share in Rand will be determined by reference to the exchange rate prevailing on 1 April 2004 and will be announced by the Company on 2 April 2004.*

*** *Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 37 Purchases and sales of own shares. Details of the change are set out in Note 3(b)(iv).*

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 31 December 2003

	Note	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002 (Restated)	Rm Year to 31 Dec 2003	Rm Year to 31 Dec 2002 (Restated)
Profit for the financial year		273	199	**3,381**	3,135
Foreign exchange movements		191	295	**(2,574)**	(7,174)
Total recognised gains / (losses) for the year		464	494	**807**	(4,039)
Prior period adjustment	3(b)(iv)	(139)		**(1,920)**	
Total recognised gains / (losses) since last annual report		325		**(1,113)**	

Reconciliation of Movements in Consolidated Equity Shareholders' Funds for the year ended 31 December 2003

	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002 (Restated)	Rm Year to 31 Dec 2003	Rm Year to 31 Dec 2002 (Restated)
Total recognised gains / (losses) for the year	464	494	**807**	(4,039)
Dividends paid and proposed	(166)	(161)	**(2,006)**	(2,319)
	298	333	**(1,199)**	(6,358)
Issue of new capital	37	39	**457**	619
Shares issued under option schemes	4	1	**49**	16
Net increase / (decrease) in equity shareholders' funds	339	373	**(693)**	(5,723)
Equity shareholders' funds at the beginning of the year (originally £2,786 million (R38,486 million) before prior year adjustment of £262 million (R3,618 million))	2,524	2,151	**34,868**	40,591
Equity shareholders' funds at the end of the year	2,863	2,524	**34,175**	34,868

Consolidated Balance Sheet
at 31 December 2003

	Notes	£m At 31 Dec 2003	£m At 31 Dec 2002 (Restated)	Rm At 31 Dec 2003	Rm At 31 Dec 2002 (Restated)
Intangible assets					
Goodwill	7	1,264	1,598	**15,088**	22,075
Insurance and other assets					
Investments					
Land and buildings		677	600	**8,081**	8,288
Other financial investments		22,756	18,640	**271,631**	257,496
		23,433	19,240	**279,712**	265,784
Assets held to cover linked liabilities		5,860	4,317	**69,949**	59,635
	3(g)	29,293	23,557	**349,661**	325,419
Reinsurers' share of technical provisions					
Provision for unearned premiums		19	21	**227**	290
Long term business provision		301	305	**3,593**	4,213
Claims outstanding		54	44	**645**	608
		374	370	**4,465**	5,111
Debtors					
Debtors arising from direct insurance operations		225	179	**2,686**	2,472
Debtors arising from reinsurance operations		7	12	**84**	166
Other debtors		470	238	**5,610**	3,287
		702	429	**8,380**	5,925
Other assets					
Tangible fixed assets		81	97	**966**	1,340
Cash at bank and in hand		695	565	**8,296**	7,805
Investment in own shares by ESOP Trusts		109	115	**1,301**	1,589
Present value of acquired in-force business		194	255	**2,315**	3,523
Other assets		332	378	**3,963**	5,222
		1,411	1,410	**16,841**	19,479
Prepayments and accrued income					
Accrued interest and rent		184	128	**2,196**	1,768
Deferred acquisition costs		427	284	**5,097**	3,924
Other prepayments and accrued income		127	153	**1,516**	2,114
		738	565	**8,809**	7,806
Total insurance and other assets		32,518	26,331	**388,156**	363,740
Banking assets					
Cash and balances at central banks		1,025	1,202	**12,235**	16,607
Treasury bills and other eligible bills		888	1,085	**10,600**	14,987
Loans and advances to banks		2,092	1,228	**24,972**	16,963
Loans and advances to customers		15,136	12,854	**180,674**	177,566
Debt securities		1,420	1,061	**16,952**	14,647
Equity shares and other variable yield securities		317	965	**3,784**	13,331
Interest in associated undertakings		144	124	**1,719**	1,713
Tangible fixed assets		221	158	**2,638**	2,182
Land and buildings		141	131	**1,683**	1,806
Prepayments, accrued income and other assets		2,658	2,569	**31,728**	35,489
Total banking assets		24,042	21,377	**286,985**	295,291
Total assets		57,824	49,306	**690,229**	681,106

Consolidated Balance Sheet
at 31 December 2003 (continued)

	£m		Rm	
	At 31 Dec 2003	At 31 Dec 2002 (Restated)	At 31 Dec 2003	At 31 Dec 2002 (Restated)
Capital and reserves				
Called up share capital	384	378	**4,584**	5,222
Share premium account	587	552	**7,007**	7,625
Merger reserve	184	184	**2,196**	2,542
Profit and loss account	2,109	1,811	**24,296**	23,387
	3,264	2,925	**38,083**	38,776
Reserve in respect of own shares held in policyholders' funds	(401)	(401)	**(3,908)**	(3,908)
Equity shareholders' funds	2,863	2,524	**34,175**	34,868
Minority interests				
Equity	652	783	**7,783**	10,816
Non-equity	658	144	**7,854**	1,992
	1,310	927	**15,637**	12,808
Subordinated liabilities	15	18	**179**	249
Insurance and other liabilities				
Technical provisions				
Provision for unearned premiums	80	79	**955**	1,091
Long term business provision	20,660	17,241	**246,612**	238,169
Claims outstanding	417	335	**4,978**	4,628
	21,157	17,655	**252,545**	243,888
Technical provisions for linked liabilities	5,860	4,317	**69,949**	59,635
Provisions for other risks and charges	551	486	**6,576**	6,714
Creditors				
Creditors arising from direct insurance operations	478	326	**5,706**	4,503
Creditors arising from reinsurance operations	3	7	**36**	97
Other creditors including tax and social security	1,806	1,456	**21,550**	20,110
Amounts owed to credit institutions	377	767	**4,501**	10,596
Convertible loan stock	357	404	**4,261**	5,581
	3,021	2,960	**36,054**	40,887
Accruals and deferred income	135	184	**1,611**	2,542
Total insurance and other liabilities	30,724	25,602	**366,735**	353,666
Banking liabilities				
Deposits by banks	4,381	2,110	**52,295**	29,148
Customer accounts	13,976	12,070	**166,827**	166,735
Debt securities in issue	468	2,266	**5,586**	31,303
Other liabilities	3,249	3,149	**38,782**	43,487
Provisions for liabilities and charges	180	105	**2,149**	1,450
Subordinated liabilities	648	521	**7,745**	7,197
Convertible loan stock	10	14	**119**	195
Total banking liabilities	22,912	20,235	**273,503**	279,515
Total liabilities	57,824	49,306	**690,229**	681,106
Memorandum items				
Commitments	808	754	**9,644**	10,415
Contingent liabilities	2,581	1,382	**30,808**	19,091

Notes to the Financial Statements
for the year ended 31 December 2003

1 FOREIGN CURRENCIES

The information contained in these financial statements is expressed in both Sterling and South African Rand. This is in order both to meet the legal requirements of the UK Companies Act 1985 and to provide the users of the accounts in South Africa with illustrative information.

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Rand		US$	
	2003	2002	**2003**	2002
Profit and loss account (average rate)	12.3487	15.7878	**1.6354**	1.5030
Balance sheet (closing rate)	11.9367	13.8141	**1.7833**	1.6105

Foreign currency transactions are translated at average exchange rates for the year. Foreign currency assets and liabilities are translated at year end exchange rates. Exchange differences arising from the translation of net investments in foreign subsidiary undertakings are taken to the consolidated statement of total recognised gains and losses. Exchange differences arising on the translation of foreign integrated operations are taken through the non-technical account. Exchange differences on trading activities are included in the profit and loss account.

2 EARNINGS AND EARNINGS PER SHARE

Basic earnings per share is calculated based upon the profit after tax attributable to equity shareholders.

The directors' view is that adjusted operating earnings per share derived from adjusted operating profit or loss after tax and minority interests provides a better indication of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment.

Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

A table reconciling operating profit on ordinary activities after tax and minority interests to adjusted operating profit after tax and minority interests is included below.

	Notes	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002 (Restated)	Rm Year to 31 Dec 2003	Rm Year to 31 Dec 2002 (Restated)
Profit on ordinary activities after tax and minority interests		273	199	**3,381**	3,135
Goodwill amortisation and impairment net of minority interests		128	104	**1,581**	1,646
Loss on disposal / write-down of investment in Dimension Data Holdings plc net of tax and minority interests	4	3	29	**30**	467
Nedcor restructuring and integration costs net of tax and minority interests	3(d)(ii)	13	7	**160**	104
Change in credit provisioning methodology net of tax and minority interests	3(d)(iii)	31	-	**376**	-
Short term fluctuations in investment returns net of tax and minority interests		(95)	75	**(1,170)**	1,192
Investment return adjustment for own shares held in policyholders' funds		(12)	(42)	**(148)**	(663)
Non-operating items net of tax	6(b)	32	44	**404**	688
Adjusted operating profit after tax and minority interests		373	416	**4,614**	6,569

	p	p	c	c
Basic earnings per share	8.0	5.9	**99.1**	93.5
Impact of exclusion of own shares held in policyholders' funds on weighted average number of shares	(0.7)	(0.5)	**(8.4)**	(8.1)
	7.3	5.4	**90.7**	85.4
Goodwill amortisation and impairment net of minority interests	3.4	2.8	**42.4**	44.9
Loss on disposal / write-down of investment in Dimension Data Holdings plc net of tax and minority interests	0.1	0.8	**0.8**	12.7
Nedcor restructuring and integration costs net of tax and minority interests	0.3	0.2	**4.3**	2.8
Change in credit provisioning methodology net of tax and minority interests	0.8	-	**10.1**	-
Short term fluctuations in investment returns net of tax and minority interests	(2.5)	2.0	**(31.3)**	32.5
Investment return adjustment for own shares held in policyholders' funds	(0.3)	(1.1)	**(4.0)**	(18.0)
Non-operating items net of tax	0.9	1.2	**10.8**	18.7
Adjusted operating earnings per share	10.0	11.3	**123.8**	179.0

2 EARNINGS AND EARNINGS PER SHARE CONTINUED

Basic earnings per share is calculated by reference to the profit on ordinary activities after tax and minority interests of £273 million (R3,381 million) for the year ended 31 December 2003 (2002 (restated): £199 million (R3,135 million)) and a weighted average number of shares in issue of 3,411 million (2002 (restated): 3,354 million). The weighted average number of shares is calculated as follows:

	At 31 Dec 2003 (millions)	At 31 Dec 2002 (millions)
Total weighted average number of shares in issue	3,824	3,767
Shares held in ESOP Trusts	(97)	(97)
Adjusted weighted average number of shares	3,727	3,670
Shares held in policyholders' funds	(316)	(316)
Weighted average number of shares	3,411	3,354

The diluted earnings per share calculation reflects the potential issue of shares in respect of the ESOP Trusts and the US Dollar Guaranteed Convertible Bond.

Restatement of Earnings and Earnings per share

As described in note 3(b)(iv), in accordance with Urgent Issues Task Force Abstract 37 *Purchases and sales of own shares*, shares in the Company held by the policyholders' funds are no longer included in the weighted average number of shares used in basic earnings per share calculations. The weighted average number of shares excluded as a result is 316 million (2002: 316 million).

3 SEGMENTAL ANALYSIS

3(a) Summary of operating profit on ordinary activities before tax	Notes	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
Year to 31 December 2003									
Life assurance	3(b)(iii)	431	86	24	541	**5,322**	**1,062**	**297**	**6,681**
Asset management	3(c)(i)	53	81	(4)	130	**656**	**1,000**	**(48)**	**1,608**
Banking	3(d)(i)	(10)	-	4	(6)	**(118)**	**-**	**48**	**(70)**
General insurance business	3(e)(i)	73	-	-	73	**909**	**-**	**-**	**909**
Other shareholders' income / (expenses)	3(f)	-	-	(40)	(40)	**-**	**-**	**(494)**	**(494)**
Debt service costs		(4)	-	(44)	(48)	**(49)**	**-**	**(544)**	**(593)**
Adjusted operating profit		543	167	(60)	650	**6,720**	**2,062**	**(741)**	**8,041**
Goodwill amortisation and impairment		(140)	(57)	(9)	(206)	**(1,729)**	**(703)**	**(111)**	**(2,543)**
Loss on disposal of investment in Dimension Data Holdings plc	4	(5)	-	-	(5)	**(60)**	**-**	**-**	**(60)**
Nedcor restructuring and integration costs	3(d)(ii)	(32)	-	-	(32)	**(394)**	**-**	**-**	**(394)**
Change in credit provisioning methodology	3(d)(iii)	(87)	-	-	(87)	**(1,074)**	**-**	**-**	**(1,074)**
Short term fluctuations in investment return		(37)	196	(16)	143	**(457)**	**2,420**	**(197)**	**1,766**
Investment return adjustment for own shares held in policyholders' funds	3(b)(iv)	12	-	-	12	**148**	**-**	**-**	**148**
Operating profit / (loss) on ordinary activities before tax		254	306	(85)	475	**3,154**	**3,779**	**(1,049)**	**5,884**
Analysed as:									
Life assurance		402	278	12	692	**4,964**	**3,433**	**149**	**8,546**
Asset management		53	28	(13)	68	**656**	**346**	**(159)**	**843**
Banking		(272)	-	4	(268)	**(3,350)**	**-**	**48**	**(3,302)**
General insurance business		75	-	-	75	**933**	**-**	**-**	**933**
Other shareholders' income / (expenses)		-	-	(44)	(44)	**-**	**-**	**(543)**	**(543)**
Debt service costs		(4)	-	(44)	(48)	**(49)**	**-**	**(544)**	**(593)**
Operating profit / (loss) on ordinary activities before tax		254	306	(85)	475	**3,154**	**3,779**	**(1,049)**	**5,884**
Year to 31 December 2002 (Restated)									
Life assurance	3(b)(iii)	343	83	(3)	423	5,414	1,310	(47)	6,677
Asset management	3(c)(i)	28	95	2	125	441	1,500	31	1,972
Banking	3(d)(i)	165	-	56	221	2,605	-	884	3,489
General insurance business	3(e)(i)	35	-	-	35	556	-	-	556
Other shareholders' income / (expenses)	3(f)	-	-	(22)	(22)	-	-	(347)	(347)
Debt service costs		-	-	(58)	(58)	-	-	(916)	(916)
Adjusted operating profit		571	178	(25)	724	9,016	2,810	(395)	11,431
Goodwill amortisation		(31)	(70)	(19)	(120)	(490)	(1,105)	(300)	(1,895)
Write-down of investment in Dimension Data Holdings plc	4	(68)	-	-	(68)	(1,080)	-	-	(1,080)
Nedcor restructuring and integration costs	3(d)(ii)	(14)	-	-	(14)	(227)	-	-	(227)
Short term fluctuations in investment return		(292)	181	20	(91)	(4,613)	2,858	316	(1,439)
Investment return adjustment for own shares held in policyholders' funds	3(b)(iv)	42	-	-	42	663	-	-	663
Operating profit / (loss) on ordinary activities before tax		208	289	(24)	473	3,269	4,563	(379)	7,453
Analysed as:									
Life assurance		135	258	(17)	376	2,127	4,073	(268)	5,932
Asset management		28	31	(13)	46	441	490	(206)	725
Banking		53	-	52	105	824	-	821	1,645
General insurance business		(8)	-	-	(8)	(123)	-	-	(123)
Other shareholders' income / (expenses)		-	-	12	12	-	-	190	190
Debt service costs		-	-	(58)	(58)	-	-	(916)	(916)
Operating profit / (loss) on ordinary									

3 SEGMENTAL ANALYSIS CONTINUED

	£m				Rm			
3(b) Life assurance	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
(i) Gross premiums written								
Year to 31 December 2003								
Individual business								
Single	563	1,815	87	2,465	6,952	22,413	1,074	30,439
Recurring	833	186	51	1,070	10,286	2,297	630	13,213
	1,396	2,001	138	3,535	17,238	24,710	1,704	43,652
Group business								
Single	715	-	20	735	8,829	-	247	9,076
Recurring	294	-	13	307	3,631	-	161	3,792
	1,009	-	33	1,042	12,460	-	408	12,868
Total gross premiums	2,405	2,001	171	4,577	29,698	24,710	2,112	56,520
Year to 31 December 2002								
Individual business								
Single	610	2,633	104	3,347	9,631	41,562	1,637	52,830
Recurring	612	146	49	807	9,662	2,312	779	12,753
	1,222	2,779	153	4,154	19,293	43,874	2,416	65,583
Group business								
Single	647	-	9	656	10,215	-	142	10,357
Recurring	241	-	9	250	3,805	-	142	3,947
	888	-	18	906	14,020	-	284	14,304
Total gross premiums	2,110	2,779	171	5,060	33,313	43,874	2,700	79,887
(ii) Gross new business premiums written								
Year to 31 December 2003								
Individual business								
Single	563	1,815	87	2,465	6,952	22,413	1,074	30,439
Recurring	158	76	7	241	1,951	939	86	2,976
	721	1,891	94	2,706	8,903	23,352	1,160	33,415
Group business								
Single	715	-	20	735	8,829	-	247	9,076
Recurring	18	-	3	21	222	-	37	259
	733	-	23	756	9,051	-	284	9,335
Total gross new business premiums written	1,454	1,891	117	3,462	17,954	23,352	1,444	42,750
Annual premium equivalent	304	258	21	583	3,751	3,180	255	7,186
Year to 31 December 2002								
Individual business								
Single	610	2,633	104	3,347	9,631	41,562	1,637	52,830
Recurring	115	73	11	199	1,808	1,154	175	3,137
	725	2,706	115	3,546	11,439	42,716	1,812	55,967
Group business								
Single	647	-	9	656	10,215	-	142	10,357
Recurring	19	-	1	20	296	-	11	307
	666	-	10	676	10,511	-	153	10,664
Total gross new business premiums written	1,391	2,706	125	4,222	21,950	42,716	1,965	66,631
Annual premium equivalent	260	336	23	619	4,089	5,310	364	9,763

3 SEGMENTAL ANALYSIS CONTINUED

3(b) Life assurance continued	South Africa £m	United States £m	UK & Rest of World £m	Total £m	South Africa Rm	United States Rm	UK & Rest of World Rm	Total Rm
(iii) Life assurance adjusted operating profit								
Year to 31 December 2003								
Individual business	183	86	17	286	**2,260**	**1,062**	**210**	**3,532**
Group business	70	-	2	72	**864**	**-**	**25**	**889**
Life assurance technical result	253	86	19	358	**3,124**	**1,062**	**235**	**4,421**
Long term investment return	178	-	5	183	**2,198**	**-**	**62**	**2,260**
Adjusted operating profit	431	86	24	541	**5,322**	**1,062**	**297**	**6,681**
Year to 31 December 2002								
Individual business	149	83	(8)	224	2,352	1,310	(126)	3,536
Group business	59	-	1	60	931	-	16	947
Life assurance technical result	208	83	(7)	284	3,283	1,310	(110)	4,483
Long term investment return	135	-	4	139	2,131	-	63	2,194
Adjusted operating profit	343	83	(3)	423	5,414	1,310	(47)	6,677

(iv) Investment return adjustment for own shares held in policyholders' funds

Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 37 *Purchases and sales of own shares*. The abstract requires the Group's holdings of its own shares to be accounted for as a deduction in arriving at equity shareholders' funds, rather than to be recorded as assets. In addition, purchases and sales of own shares should be shown as changes in equity shareholders' funds such that no profit or loss is recognised in respect of dealings in those shares. The Group holds shares in the Company through a number of its long term business funds for the benefit of policyholders. These shares were previously included within "Other financial investments" at market value. Dividends paid have been restated to exclude any dividends in respect of own shares.

The net investment returns adjusted for these holdings are made up as follows:

	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002	Rm **Year to 31 Dec 2003**	Rm Year to 31 Dec 2002
Dividend income	14	15	**173**	237
Unrealised losses on investment	(26)	(57)	**(321)**	(900)
Net investment loss on own shares	(12)	(42)	**(148)**	(663)

This change has resulted in an increase in operating profit after tax of £12 million (R148 million) (2002: £42 million (R663 million)) representing net investment losses on own shares held in policyholders' funds. Basic earnings per share has been restated to reflect a reduction in the weighted number of shares in issue of 316 million during both 2002 and 2003. The reduction in equity shareholders' funds at 31 December 2002 as a result of the new policy was £262 million (R3,618 million), made up of the original cost of the shares on demutualisation of £401 million (R3,908 million) and the cumulative investment loss and foreign exchange movements on the shares to the end of 2002 of £139 million (R1,920 million). Dividends paid have been restated to exclude dividends in respect of own shares, resulting in an increase in retained profit for the year ended 31 December 2003 of £26 million (R321 million) (2002: £57 million (R900 million)).

Notes to the Financial Statements
for the year ended 31 December 2003 (continued)

3 SEGMENTAL ANALYSIS CONTINUED

3(c)(i) Asset management	Notes	£m Revenue	£m Expenses	£m Adjusted operating profit	Rm Revenue	Rm Expenses	Rm Adjusted operating profit
Year to 31 December 2003							
South Africa							
Fund management							
Old Mutual Asset Managers		33	(20)	13	**408**	**(247)**	**161**
Old Mutual Unit Trusts		21	(13)	8	**259**	**(161)**	**98**
Other		16	(12)	4	**198**	**(148)**	**50**
		70	(45)	25	**865**	**(556)**	**309**
Other financial services		42	(24)	18	**519**	**(296)**	**223**
Nedcor Unit Trusts and Portfolio Management		36	(26)	10	**445**	**(321)**	**124**
		148	(95)	53	**1,829**	**(1,173)**	**656**
US asset management	3(c)(ii)	347	(266)	81	**4,285**	**(3,285)**	**1,000**
UK and Rest of World							
Fund management		43	(35)	8	**531**	**(432)**	**99**
Private client – Gerrard		91	(83)	8	**1,124**	**(1,025)**	**99**
Selestia investment platform		3	(10)	(7)	**37**	**(123)**	**(86)**
Other financial services		10	(24)	(14)	**123**	**(296)**	**(173)**
Nedcor Unit Trusts and Portfolio Management		42	(41)	1	**519**	**(506)**	**13**
		189	(193)	(4)	**2,334**	**(2,382)**	**(48)**
		684	(554)	130	**8,448**	**(6,840)**	**1,608**

During 2003 the results of Nedcor Unit Trusts and Portfolio Management businesses have been reclassified from banking activities. The Selestia investment platform has been included for the first time as asset management business as a result of growth in this business.

	Notes	£m Revenue	£m Expenses	£m Adjusted operating profit	Rm Revenue	Rm Expenses	Rm Adjusted operating profit
Year to 31 December 2002							
South Africa							
Fund management							
Old Mutual Asset Managers		25	(12)	13	394	(189)	205
Old Mutual Unit Trusts		16	(13)	3	252	(205)	47
Other		14	(11)	3	221	(174)	47
		55	(36)	19	867	(568)	299
Other financial services		25	(16)	9	395	(253)	142
		80	(52)	28	1,262	(821)	441
US asset management	3(c)(ii)	373	(278)	95	5,889	(4,389)	1,500
UK and Rest of World							
Fund management		40	(42)	(2)	631	(663)	(32)
Private client – Gerrard		119	(115)	4	1,879	(1,816)	63
Other financial services		98	(98)	-	1,547	(1,547)	-
		257	(255)	2	4,057	(4,026)	31
		710	(585)	125	11,208	(9,236)	1,972

3 SEGMENTAL ANALYSIS CONTINUED

3(c)(ii) US asset management	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002	Rm Year to 31 Dec 2003	Rm Year to 31 Dec 2002
Revenue				
Investment management fees	**304**	337	**3,754**	5,321
Transaction, performance and other fees	**43**	36	**531**	568
	347	373	**4,285**	5,889
Expenses				
Remuneration expenses	**117**	134	**1,445**	2,116
Other expenses	**149**	144	**1,840**	2,273
	266	278	**3,285**	4,389
Adjusted operating profit	**81**	95	**1,000**	1,500

3 SEGMENTAL ANALYSIS CONTINUED

3(d) Banking	£m South Africa	£m UK & Rest of World	£m Total	Rm South Africa	Rm UK & Rest of World	Rm Total
(i) Banking adjusted operating profit						
Year to 31 December 2003						
Interest receivable	2,156	114	2,270	**26,619**	**1,411**	**28,030**
Interest payable	(1,643)	(80)	(1,723)	**(20,295)**	**(981)**	**(21,276)**
Net interest income	513	34	547	**6,324**	**430**	**6,754**
Dividend income	12	-	12	**150**	**2**	**152**
Fees and commissions receivable	396	19	415	**4,891**	**229**	**5,120**
Fees and commissions payable	(36)	(2)	(38)	**(445)**	**(28)**	**(473)**
Net other operating income	157	14	171	**1,946**	**172**	**2,118**
Total operating income	1,042	65	1,107	**12,866**	**805**	**13,671**
Specific and general provisions charge	(232)	(2)	(234)	**(2,868)**	**(18)**	**(2,886)**
Net income	810	63	873	**9,998**	**787**	**10,785**
Operating expenses	(824)	(65)	(889)	**(10,169)**	**(807)**	**(10,976)**
	(14)	(2)	(16)	**(171)**	**(20)**	**(191)**
Share of associated undertakings' profit	4	6	10	**53**	**68**	**121**
Adjusted operating (loss) / profit	(10)	4	(6)	**(118)**	**48**	**(70)**
Year to 31 December 2002						
Interest receivable	1,372	142	1,514	21,661	2,242	23,903
Interest payable	(1,003)	(108)	(1,111)	(15,835)	(1,705)	(17,540)
Net interest income	369	34	403	5,826	537	6,363
Dividend income	11	-	11	174	-	174
Fees and commissions receivable	261	45	306	4,121	710	4,831
Fees and commissions payable	(9)	(2)	(11)	(142)	(32)	(174)
Net other operating income	112	21	133	1,768	332	2,100
Total operating income	744	98	842	11,747	1,547	13,294
Specific and general provisions charge	(87)	(1)	(88)	(1,374)	(16)	(1,390)
Net income	657	97	754	10,373	1,531	11,904
Operating expenses	(497)	(46)	(543)	(7,847)	(726)	(8,573)
	160	51	211	2,526	805	3,331
Share of associated undertakings' profit	5	5	10	79	79	158
Adjusted operating profit	165	56	221	2,605	884	3,489

Operating expenses include translation losses of £110 million (R1,356 million) (2002: £64 million (R1,011 million)).

There are no banking operations in the United States.

	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002	Rm Year to 31 Dec 2003	Rm Year to 31 Dec 2002
(ii) Nedcor restructuring and integration costs				
Costs before tax and minority interests	32	14	**394**	227
Tax	(6)	(1)	**(74)**	(23)
Costs after tax and before minority interests	26	13	**320**	204
Minority interests	(13)	(6)	**(160)**	(100)
Costs after tax and minority interests	13	7	**160**	104

All costs charged for the year ended 31 December 2003 were incurred following the acquisition of BoE during 2002. For the year ended 31 December 2002, the above costs include £8 million (R118 million) incurred for the closure and restructuring costs of Permanent Bank's deposit taking activities and infrastructure.

3 SEGMENTAL ANALYSIS CONTINUED

(d) Banking continued	£m Year to 31 Dec 2003	Rm Year to 31 Dec 2003
(iii) Change in credit provisioning methodology		
Charge before tax and minority interests	87	1,074
Tax	(26)	(322)
Charge after tax and before minority interests	61	752
Minority interests	(30)	(376)
Charge after tax and minority interests	31	376

During the year, the Group's banking subsidiary, Nedcor Limited, implemented a revised methodology for the calculation of credit provisions for loans and advances in accordance with changes to local reporting requirements (AC133: "Financial Instruments – Recognition and Measurement"). The revised methodology requiring the discounting of future cashflows on advances is acceptable under UK GAAP reporting and has therefore been adopted in preparation of the Group's financial statements, resulting in a one-off increase in opening specific provisions due to the discounting effect. Further investigation of the transitional adjustment following the publication of the 2003 interim results has resulted in an increased charge of £9 million (R111 million).

This adjustment has been taken to the profit and loss account in the Group's financial statements, but has been excluded from adjusted operating profit.

Notes to the Financial Statements
for the year ended 31 December 2003 (continued)

3 SEGMENTAL ANALYSIS CONTINUED

3(e) Other technical income, net of reinsurance	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002	Rm Year to 31 Dec 2003	Rm Year to 31 Dec 2002
(i) General insurance technical account				
Earned premiums, net of reinsurance				
Premiums written, net of reinsurance				
Gross premiums written	526	355	**6,486**	5,603
Outward reinsurance premiums	(72)	(45)	**(888)**	(717)
	454	310	**5,598**	4,886
Change in the provision for unearned premiums, net of reinsurance				
Gross amount	11	(13)	**136**	(212)
Reinsurers' share	(5)	8	**(59)**	132
	6	(5)	**77**	(80)
	460	305	**5,675**	4,806
Allocated investment return transferred from the non-technical account	47	35	**580**	554
Claims incurred, net of reinsurance				
Claims paid				
Gross amount	(329)	(234)	**(4,064)**	(3,682)
Reinsurers' share	28	18	**347**	275
	(301)	(216)	**(3,717)**	(3,407)
Change in the provision for claims, net of reinsurance				
Gross amount	(32)	(20)	**(396)**	(312)
Reinsurers' share	11	7	**145**	112
	(21)	(13)	**(251)**	(200)
	(322)	(229)	**(3,968)**	(3,607)
Net operating expenses	(112)	(76)	**(1,378)**	(1,197)
Adjusted operating profit	73	35	**909**	556

3 SEGMENTAL ANALYSIS CONTINUED

3(e) Other technical income, net of reinsurance continued	£m Earned premiums net of reinsurance	£m Claims incurred net of reinsurance	£m Adjusted operating profit / (loss)	Rm Earned premiums net of reinsurance	Rm Claims incurred net of reinsurance	Rm Adjusted operating profit / (loss)
(ii) General insurance result by class of business						
Year to 31 December 2003						
Commercial	185	123	17	**2,284**	**1,516**	**216**
Corporate	17	13	(1)	**210**	**156**	**(15)**
Personal lines	206	150	6	**2,543**	**1,853**	**75**
Risk financing	52	36	4	**637**	**442**	**53**
	460	322	26	**5,674**	**3,967**	**329**
Long term investment return			47			**580**
			73			**909**
Year to 31 December 2002						
Commercial	125	89	3	1,968	1,400	40
Corporate	15	11	(2)	234	180	(28)
Personal lines	145	111	(1)	2,284	1,747	(8)
Risk financing	20	18	-	320	280	(2)
	305	229	-	4,806	3,607	2
Long term investment return			35			554
			35			556

(iii) Other technical income

Other technical income principally consists of fees earned in respect of South African policyholders' funds and fees earned for healthcare administration.

3(f) Other shareholders' income / (expenses)	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002	Rm Year to 31 Dec 2003	Rm Year to 31 Dec 2002
Net other income	1	13	**12**	205
Net corporate expenses	(41)	(35)	**(506)**	(552)
Other shareholders' income / (expenses)	(40)	(22)	**(494)**	(347)

Net corporate expenses includes £5 million (R62 million) in connection with the International Financial Reporting Standards conversion project.

3 SEGMENTAL ANALYSIS CONTINUED

3(g) Funds under management	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
At 31 December 2003								
Investments including assets held to cover linked liabilities	19,437	8,317	1,539	29,293	232,012	99,278	18,371	349,661
SA asset mangement								
Fund management								
Old Mutual Asset Managers	5,378	-	-	5,378	64,196	-	-	64,196
Old Mutual Unit Trusts	293	-	-	293	3,497	-	-	3,497
	5,671	-	-	5,671	67,693	-	-	67,693
Other financial services	697	-	-	697	8,320	-	-	8,320
Nedcor Unit Trusts	865	-	-	865	10,325	-	-	10,325
Nedcor Portfolio Management	2,771	-	-	2,771	33,077	-	-	33,077
	10,004	-	-	10,004	119,415	-	-	119,415
US asset management	-	72,532	5,895	78,427	-	865,793	70,367	936,160
UK and Rest of World asset management								
Fund management	-	-	2,027	2,027	-	-	24,196	24,196
Selestia investment platform*	-	-	213	213	-	-	2,543	2,543
Other financial services	-	-	345	345	-	-	4,118	4,118
Nedcor Unit Trusts	-	-	707	707	-	-	8,439	8,439
Nedcor portfolio management	-	-	4,210	4,210	-	-	50,254	50,254
	-	-	7,502	7,502	-	-	89,550	89,550
Total funds under management	29,441	80,849	14,936	125,226	351,427	965,071	178,288	1,494,786

**This represents funds placed by the Selestia investment platform, which have been included in 2003 as a result of growth in this business.*

	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
At 31 December 2002								
Investments including assets held to cover linked liabilities (Restated)	13,706	6,793	3,058	23,557	189,337	93,839	42,243	325,419
SA asset mangement								
Fund management								
Old Mutual Asset Managers	4,159	-	-	4,159	57,452	-	-	57,452
Old Mutual Unit Trusts	147	-	-	147	2,031	-	-	2,031
	4,306	-	-	4,306	59,483	-	-	59,483
Other financial services	318	-	-	318	4,393	-	-	4,393
Nedcor Unit Trusts	633	-	712	1,345	8,744	-	9,836	18,580
Nedcor Portfolio Management	3,845	310	3,501	7,656	53,115	4,282	48,363	105,760
	9,102	310	4,213	13,625	125,735	4,282	58,199	188,216
US asset management	-	66,445	5,875	72,320	-	917,878	81,158	999,036
UK and Rest of World asset management								
Fund management	-	-	1,492	1,492	-	-	20,610	20,610
Other financial services	-	-	310	310	-	-	4,282	4,282
	-	-	1,802	1,802	-	-	24,892	24,892
UK Private client – Gerrard	-	-	12,030	12,030	-	-	166,184	166,184
Total funds under management	22,808	73,548	26,978	123,334	315,072	1,015,999	372,676	1,703,747

4 LOSS ON DISPOSAL / WRITE-DOWN OF INVESTMENT IN DIMENSION DATA HOLDINGS PLC

During September and October 2003, the Group disposed of its entire holding in Dimension Data Holdings plc at an average price of R3.40 per share. The realised loss for the year on disposal was £5 million (R60 million) before minority interests of £2 million (R30 million). There was no associated tax benefit.

During 2001 and 2002, impairments in the carrying value of the Group's investment in Dimension Data Holdings plc were recognised, reflecting a market value of R4.02 per share at 31 December 2002 and R14.50 at 31 December 2001. The write-down for the year ended 31 December 2002 was £68 million (R1,080 million) with an associated tax benefit of £11 million (R171 million).

Although these costs are exceptional in the context of their significance to the Group, the losses form part of banking operating profit / (loss) in the statutory financial statements.

Notes to the Financial Statements
for the year ended 31 December 2003 (continued)

5 TAX ON PROFIT ON ORDINARY ACTIVITIES

5(a) Analysis of tax charge	£m Year to 31 Dec 2003	£m Year to 31 Dec 2002	Rm Year to 31 Dec 2003	Rm Year to 31 Dec 2002
United Kingdom tax				
UK corporation tax	34	40	**420**	632
Double tax relief	(24)	(20)	**(296)**	(316)
	10	20	**124**	316
Overseas tax				
South Africa	33	51	**408**	805
United States	11	8	**136**	126
Rest of World	4	(1)	**49**	(16)
Secondary tax on companies (STC)	14	3	**173**	47
	62	61	**766**	962
Adjustment in respect of prior periods	(8)	(1)	**(99)**	(16)
Current tax for the year	64	80	**791**	1,262
Current tax attributable to shareholders' profits on long term business	127	38	**1,568**	596
Total current tax on ordinary activities	191	118	**2,359**	1,858
Deferred tax	50	106	**617**	1,677
Reported tax charge	241	224	**2,976**	3,535
The reported tax charge is analysed as follows:				
Adjusted operating profit	224	195	**2,763**	3,082
Short term fluctuations	49	3	**609**	47
Write-down of investment in Dimension Data Holdings plc	-	(11)	**-**	(171)
Nedcor restructuring and integration costs	(6)	(1)	**(74)**	(23)
Change in credit provisioning methodology	(26)	-	**(322)**	-
Non-operating losses on disposal of businesses	-	38	**-**	600
	241	224	**2,976**	3,535

5(b) Reconciliation of tax charge

	£m 2003	£m 2002	Rm 2003	Rm 2002
Tax at UK rate of 30.0 per cent. (2002: 30.0 per cent.) on profit on ordinary activities before tax	133	128	**1,644**	2,011
Untaxed and low taxed income (including tax exempt investment return)	(113)	(64)	**(1,395)**	(1,010)
Disallowable expenditure	179	128	**2,210**	2,021
STC	14	3	**173**	47
Movement in deferred tax	(50)	(106)	**(617)**	(1,674)
Other	28	29	**344**	463
Current tax charge	191	118	**2,359**	1,858

6 ACQUISITIONS AND DISPOSALS

6(a) Acquisitions

SAGE Life (Bermuda) Ltd

During April 2003 the Group acquired 100% of the equity capital of Sage Life (Bermuda) Ltd (now trading as OMNIA Life (Bermuda) Ltd), a specialist provider of customised and proprietary annuity products to non-US residents, for a nominal cash consideration. No goodwill was recognised on the acquisition.

6(b) Disposals (non-operating items)

Summary

The following gains and losses on the disposal of business operations have been disclosed as non-operating.

	£m		Rm	
	Year to 31 Dec 2003	Year to 31 Dec 2002	**Year to 31 Dec 2003**	Year to 31 Dec 2002
United States – asset management affiliates	(15)	35	**(194)**	558
United Kingdom – asset management subsidiaries	(17)	(61)	**(210)**	(963)
Rest of World – Old Mutual International (Isle of Man) Limited	-	20	**-**	317
Loss on disposal before tax	(32)	(6)	**(404)**	(88)
Tax – United States asset management affiliates	-	(38)	**-**	(600)
Loss on disposal after tax	(32)	(44)	**(404)**	(688)

United States – asset management affiliates

During the year the Group completed the sales of Rice Hall James & Associates, Northern Capital Management and Tom Johnson Investment Management Inc. The total consideration received was £9 million (R117 million). The loss realised on disposal was £15 million (R194 million) after charging goodwill attributable to the businesses of £20 million (R259 million). No tax was payable on the disposals due to the availability of tax losses.

United Kingdom – asset management subsidiaries

On 31 October 2003, the Group sold Gerrard Management Services Limited and its subsidiaries for cash consideration of £210 million (R2,594 million). The loss realised on disposal was £3 million (R37 million) after charging goodwill attributable to the business of £139 million (R1,717 million). No tax was payable. Provisions of £24 million (R286 million) have been established in relation to the businesses sold.

During 2003 additional costs were incurred in connection with the completion of the sale of GNI Holdings Limited and other subsidiaries. These costs, totalling £14 million (R173 million) include obligations to former employees through their membership of the Group's pension schemes.

7 GOODWILL

	£m		Rm	
	At 31 Dec 2003	At 31 Dec 2002	At 31 Dec 2003	At 31 Dec 2002
At beginning of year	1,598	1,580	**22,075**	27,537
Additions arising on acquisitions in the period	-	245	-	3,872
Adjustments in respect of prior year acquisitions	81	5	**1,000**	79
Disposals	(159)	(125)	**(1,898)**	(1,727)
Pilgrim Baxter & Associates revenue share adjustments	-	101	-	1,604
Amortisation and impairment for the year	(194)	(107)	**(2,396)**	(1,689)
Foreign exchange and other movements	(62)	(101)	**(3,693)**	(7,601)
At end of year	1,264	1,598	**15,088**	22,075
Analysed between:				
Life assurance	75	84	**895**	1,160
Asset management	863	1,187	**10,301**	16,397
General insurance	12	12	**143**	166
Banking	314	315	**3,749**	4,352
	1,264	1,598	**15,088**	22,075

Amortisation and impairment for the year

The total goodwill amortisation and impairment charge for the year of £206 million (R2,544 million) (2002: £120 million (R1,895 million)) comprises £194 million (R2,396 million) (2002: £107 million (R1,689 million)) disclosed above and £12 million (R148 million) (2002: £13 million (R206 million)) shown within investments in associated undertakings. The goodwill impairment charge for the period of £49 million (R600 million) relates to the acquisition of BoE Ltd and other banking subsidiaries.

Adjustments in respect of prior year acquisition

Adjustments totalling £81 million (R1,000 million) have been made to goodwill that arose on acquisitions made in prior years. £70 million (R865 million) reflects additional specific provisions on loan receivables and tax liabilities in connection with the acquisition of BoE Ltd and £11 million (R335 million) reflects the latest estimate of deferred consideration payable for the revenue shares of certain US asset management affiliates.

8 POST BALANCE SHEET EVENTS

On 20 January 2004, the Group announced a firm intention to make an offer to acquire all of the ordinary shares of Mutual & Federal Insurance Company Limited (Mutual & Federal) from the minority interests. The transaction will occur by way of a scheme of arrangement between Mutual & Federal and its shareholders. The scheme will be subject to the approval of the shareholders of Mutual & Federal, the sanction of the High Court of South Africa and such regulatory approvals as are necessary. If the scheme of arrangement is successful, the total consideration payable will be approximately £162 million (R1,930 million).

Achieved Profits Basis Supplementary Information
for the year ended 31 December 2003

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS FOR THE YEAR ENDED 31 DECEMBER 2003

	£m		Rm	
	Year to 31 Dec 2003	Year to 31 Dec 2002 (Restated)***	**Year to 31 Dec 2003**	Year to 31 Dec 2002 (Restated)***
South Africa				
Life assurance	468	418	**5,786**	6,605
Asset management	53	28	**656**	441
Banking	(10)	165	**(118)**	2,605
General insurance	73	35	**909**	556
	584	646	**7,233**	10,207
United States				
Life assurance	128	138	**1,581**	2,182
Asset management	81	95	**1,000**	1,500
	209	233	**2,581**	3,682
United Kingdom and Rest of World				
Life assurance	2	5	**25**	73
Asset management	(4)	2	**(48)**	31
Banking	4	56	**48**	884
	2	63	**25**	988
	795	942	**9,839**	14,877
Other shareholders' income / (expenses)	(40)	(22)	**(494)**	(347)
Debt service costs	(48)	(58)	**(593)**	(916)
Adjusted operating profit*	707	862	**8,752**	13,614
Goodwill amortisation and impairment	(206)	(120)	**(2,544)**	(1,895)
Loss on disposal / write-down of investment in Dimension Data Holdings plc	(5)	(68)	**(60)**	(1,080)
Nedcor restructuring and integration costs	(32)	(14)	**(394)**	(227)
Change in credit provisioning methodology	(87)	-	**(1,074)**	-
Short term fluctuations in investment return (including economic assumption changes)				
Life assurance	71	(338)	**872**	(5,340)
Other	-	(9)	**-**	(128)
Investment return adjustment for own shares held in policyholders' funds	12	42	**148**	663
Other life assurance changes**	(86)	-	**(1,065)**	-
Operating profit on ordinary activities before tax	374	355	**4,635**	5,607
Non-operating items	(32)	(26)	**(404)**	(409)
Profit on ordinary activities before tax	342	329	**4,231**	5,198
Tax on profit on ordinary activities	(211)	(190)	**(2,605)**	(2,998)
Profit on ordinary activities after tax	131	139	**1,626**	2,200
Minority interests – equity	115	(44)	**1,420**	(695)
– non-equity	(46)	-	**(568)**	-
Profit for the financial year	200	95	**2,478**	1,505
Dividends paid and proposed	(166)	(161)	**(2,006)**	(2,319)
Retained profit / (loss) for the financial year	34	(66)	**472**	(814)

The adjusted operating profit on an after tax and minority interests basis is determined as follows:

	£m 2003	£m 2002	Rm 2003	Rm 2002
Adjusted operating profit	707	862	**8,752**	13,614
Tax on adjusted operating profit	(250)	(232)	**(3,087)**	(3,663)
	457	630	**5,665**	9,951
Minority interests – equity	(9)	(113)	**(111)**	(1,784)
– non-equity	(46)	-	**(568)**	-
Adjusted operating profit after tax and minority interests	402	517	**4,986**	8,167

Achieved Profits Basis Supplementary Information for the year ended 31 December 2003 (continued)

Earnings per share – achieved profits basis	p Year to 31 Dec 2003	p Year to 31 Dec 2002 (Restated)***	c Year to 31 Dec 2003	c Year to 31 Dec 2002 (Restated)***
Earnings per share				
Adjusted operating earnings per share	10.8	14.1	**133.8**	222.8
Basic earnings per share	5.9	2.8	**72.6**	44.9
Weighted average number of shares – millions				
Adjusted weighted average number of shares	3,727	3,670	**3,727**	3,670
Weighted average number of shares	3,411	3,354	**3,411**	3,354

* *Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, the adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and the transitional impact of the change of credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment.*

Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

** *Refer to segmental analysis of results in section 7.*

*** *Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 37 Purchases and sales of own shares. Details of the change are set out in section 5.*

Achieved Profits Basis Supplementary Information for the year ended 31 December 2003 (continued)

2 CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES ON AN ACHIEVED PROFITS BASIS FOR THE YEAR ENDED 31 DECEMBER 2003

	£m		Rm	
	Year to 31 Dec 2003	Year to 31 Dec 2002 (Restated)	**Year to 31 Dec 2003**	Year to 31 Dec 2002 (Restated)
Profit for the financial year	200	95	**2,478**	1,505
Foreign exchange movements	322	442	**(2,186)**	(7,098)
Total recognised gains and losses for the year	522	537	**292**	(5,593)
Prior period adjustment	(139)		**(1,920)**	
Total recognised gains and losses since last annual report	383		**(1,628)**	

3 RECONCILIATION OF MOVEMENTS IN CONSOLIDATED ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS FOR THE YEAR ENDED 31 DECEMBER 2003

	£m		Rm	
	Year to 31 Dec 2003	Year to 31 Dec 2002 (Restated)	**Year to 31 Dec 2003**	Year to 31 Dec 2002 (Restated)
Total recognised gains and losses for the year	522	537	**292**	(5,593)
Dividends paid and proposed	(166)	(161)	**(2,006)**	(2,319)
	356	376	**(1,714)**	(7,912)
Issue of new capital	37	39	**457**	619
Shares issued under option schemes	4	1	**49**	16
Net increase / (decrease) in achieved profits equity shareholders' funds	397	416	**(1,208)**	(7,277)
Achieved profits equity shareholders' funds at the beginning of the year (originally £3,426 million (R47,329 million) before prior year adjustment of £262 million (R3,618 million))	3,164	2,748	**43,711**	50,988
Achieved profits equity shareholders' funds at the end of the year	3,561	3,164	**42,503**	43,711

4 CONSOLIDATED BALANCE SHEET ON AN ACHIEVED PROFITS BASIS AS AT 31 DECEMBER 2003

	£m		Rm	
	At 31 Dec 2003	At 31 Dec 2002 (Restated)	**At 31 Dec 2003**	At 31 Dec 2002 (Restated)
Assets:				
Goodwill	1,264	1,598	**15,088**	22,075
Insurance and other assets	32,518	26,331	**388,156**	363,740
Banking assets	24,042	21,377	**286,985**	295,291
Total long term in-force business asset	700	640	**8,353**	8,843
Total assets	58,524	49,946	**698,582**	689,949
Liabilities:				
Achieved profits equity shareholders' funds	3,561	3,164	**42,503**	43,711
Minority interests	1,312	927	**15,662**	12,808
Subordinated liabilities	15	18	**179**	249
Insurance and other liabilities	30,724	25,602	**366,735**	353,666
Banking liabilities	22,912	20,235	**273,503**	279,515
Total liabilities	58,524	49,946	**698,582**	689,949
Reconciliation of total long term in-force business asset:				
Value of in-force business	1,276	1,089	**15,227**	15,045
OMUSL statutory solvency adjustment	(566)	(431)	**(6,756)**	(5,954)
OMI life subsidiaries statutory solvency adjustment	(17)	(18)	**(203)**	(242)
Adjustment for discounting CGT	7	-	**85**	(6)
Total long term in-force business asset	700	640	**8,353**	8,843

5 BASIS OF PREPARATION

These supplementary financial statements have been prepared in accordance with the methodology for supplementary reporting for long term assurance business (the Achieved Profits Method) issued in December 2001 by the Association of British Insurers.

The objective of the Achieved Profits Method is to recognise profit as it is earned arising from contracts of long term insurance business. The methodology is based on an attribution of the assets of a life assurance company between those backing long term assurance contracts (backing assets) and the residual assets representing unencumbered capital.

The backing assets cover:

(i) the long term liabilities calculated in accordance with local supervisory requirements; and

(ii) the solvency capital requirements in each country (or equivalent where there is no local requirement).

Under the Achieved Profits Method the profits of the long term assurance business comprise:

(i) the cash transfers to the residual assets from the backing assets as determined following the statutory valuation;

(ii) the movement over the accounting period in the present value of the expected future cash flows to the residual assets from contracts in-force at the balance sheet date and their backing assets; and

(iii) the return on the residual assets.

Shareholder profit arises fundamentally from:

(i) the difference between (a) the amounts charged to policyholders for guarantees, expenses and insurance and (b) the actual experience in respect of these items; and

(ii) the investment return earned on capital.

In addition for the United States business, the guarantees for interest credited to policyholders' funds are reset periodically. The assumed future credited interest rates are consistent with investment earnings made and in line with recent Company policy.

The treatment within these supplementary statements of all businesses other than life assurance is unchanged from the primary financial statements.

Changes in accounting policies

Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 37 *Purchases and sales of own shares*. The abstract requires the Group's holdings of its own shares to be accounted for as a deduction in arriving at equity shareholders' funds, rather than to be recorded as assets. In addition, purchases and sales of own shares should be shown as changes in equity shareholders' funds such that no profit or loss is recognised in respect of dealings in those shares. The Group holds shares in the Company through a number of its long term business funds for the benefit of policyholders. These shares were previously included within "Other financial investments" at market value. Dividends paid have been restated to exclude any dividends in respect of own shares.

In determining the adjusted embedded value, a pro-forma adjustment has been made to include the market value of own shares held in policyholders' funds.

This change has resulted in an increase in operating profit after tax of £12 million (R148 million) (2002: £42 million (R663 million)) representing net investment losses on own shares held in policyholders' funds. Basic earnings per share has been restated to reflect a reduction in the weighted average number of shares in issue of 316 million during both 2002 and 2003. The reduction in achieved profits equity shareholders' funds at 31 December 2002 as a result of the new policy was £262 million (R3,618 million), made up of the original cost of the shares on demutualisation of £401 million (R3,908 million) and the cumulative investment loss and foreign exchange movements on the shares to the end of 2002 of £139 million (R1,920 million). Dividends paid have been restated to exclude dividends in respect of own shares, resulting in an increase in retained profit for the year ended 31 December 2003 of £26 million (R321 million) (2002: £57 million (R900 million)).

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

	£m		Rm	
	At 31 Dec 2003	At 31 Dec 2002 (Restated)	At 31 Dec 2003	At 31 Dec 2002 (Restated)
Shareholders' adjusted net worth	2,287	2,075	**27,301**	28,666
Equity shareholders' funds	2,863	2,524	**34,175**	34,868
Adjustment to include OMUSL on a statutory solvency basis	(566)	(431)	**(6,756)**	(5,954)
Adjustment to include OMI life subsidiaries on a statutory solvency basis	(17)	(18)	**(203)**	(242)
Adjustment for discounting CGT	7	-	**85**	(6)
Value of in-force business	1,276	1,089	**15,227**	15,045
Value of in-force business before cost of solvency capital	1,450	1,195	**17,304**	16,506
Cost of solvency capital	(174)	(106)	**(2,077)**	(1,461)
Minority interest in value of in-force	(2)	-	**(25)**	-
Achieved profits equity shareholders' funds	3,561	3,164	**42,503**	43,711
Pro-forma adjustment to bring Group investments to market value				
Achieved profits equity shareholders' funds	3,561	3,164	**42,503**	43,711
Adjustment to bring listed subsidiaries to market value	288	502	**3,444**	6,938
Adjustment for market value of own shares held in policyholders' funds	275	262	**3,283**	3,618
Adjusted embedded value	4,124	3,928	**49,230**	54,267

	p		c	
Adjusted embedded value per share	107.5	103.8	**1,283**	1,435
Number of shares in issue at the end of the year including own shares held in policyholders' funds – millions	3,837	3,783	**3,837**	3,783

The shareholders' adjusted net worth includes goodwill relating to OMUSL of £63 million (R752 million) (December 2002: £74 million (R1,022 million)).

The table below sets out a geographical analysis of the value of in-force business.

	£m		Rm	
	At 31 Dec 2003	At 31 Dec 2002	At 31 Dec 2003	At 31 Dec 2002
South Africa	824	682	**9,832**	9,419
Individual business	507	417	**6,053**	5,751
Group business	317	265	**3,779**	3,668
United States	393	341	**4,691**	4,712
United Kingdom and Rest of World	59	66	**704**	914
Value of in-force business	1,276	1,089	**15,227**	15,045

The encumbered and unencumbered capital is shown in the table below.

	£m		Rm	
	At 31 Dec 2003	At 31 Dec 2002	At 31 Dec 2003	At 31 Dec 2002
South Africa	1,551	1,139	**18,513**	15,739
Encumbered capital	1,021	1,008	**12,186**	13,925
Unencumbered capital	530	131	**6,327**	1,814
United States	391	355	**4,666**	4,904
Encumbered capital	153	155	**1,822**	2,144
Unencumbered capital	238	200	**2,844**	2,760

For South Africa the average unencumbered capital applicable was £196 million (R2,419 million) (December 2002: £160

Achieved Profits Basis Supplementary Information for the year ended 31 December 2003 (continued)

7 SEGMENTAL ANALYSIS OF RESULTS

	£m				Rm			
	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2003								
New business contribution	108	57	2	167	**1,334**	**704**	**25**	**2,063**
Profits from existing business								
Expected return on in-force business	188	39	6	233	**2,322**	**482**	**74**	**2,878**
Expected return on encumbered capital	147	11	5	163	**1,818**	**136**	**62**	**2,016**
Experience variances	22	(8)	(5)	9	**272**	**(99)**	**(62)**	**111**
Operating assumption changes	(23)	15	(6)	(14)	**(284)**	**185**	**(74)**	**(173)**
Expected return on unencumbered capital	26	14	-	40	**324**	**173**	**-**	**497**
Life assurance adjusted operating profit before tax	468	128	2	598	**5,786**	**1,581**	**25**	**7,392**
Investment return variances								
On value of in-force	27	20	3	50	**333**	**247**	**37**	**617**
On capital	(36)	(1)	(12)	(49)	**(450)**	**(12)**	**(148)**	**(610)**
Effect of economic assumption changes	79	(11)	2	70	**976**	**(136)**	**25**	**865**
Effect of changes in and cost of solvency capital	(59)	-	-	(59)	**(729)**	**-**	**-**	**(729)**
Effect of FSV economic assumption changes	(32)	-	-	(32)	**(395)**	**-**	**-**	**(395)**
Effect of BoE Life	5	-	-	5	**59**	**-**	**-**	**59**
Life assurance achieved profits before tax	452	136	(5)	583	**5,580**	**1,680**	**(61)**	**7,199**
Attributed tax	(127)	(34)	-	(161)	**(1,568)**	**(420)**	**-**	**(1,988)**
Life assurance achieved profits after tax	325	102	(5)	422	**4,012**	**1,260**	**(61)**	**5,211**
Year to 31 December 2002								
New business contribution	114	80	3	197	1,806	1,261	42	3,109
Profits from existing business								
Expected return on in-force business	150	35	6	191	2,367	561	100	3,028
Expected return on encumbered capital	113	6	4	123	1,778	98	63	1,939
Experience variances	36	-	(10)	26	569	(3)	(160)	406
Operating assumption changes	(17)	(9)	2	(24)	(268)	(141)	28	(381)
Risk margin changes	-	18	-	18	-	284	-	284
Expected return on unencumbered capital	22	8	-	30	353	122	-	475
Life assurance adjusted operating profit before tax	418	138	5	561	6,605	2,182	73	8,860
Investment return variances								
On value of in-force	(87)	(25)	(2)	(114)	(1,381)	(396)	(23)	(1,800)
On capital	(250)	(4)	(14)	(268)	(3,950)	(60)	(221)	(4,231)
Effect of economic assumption changes	24	19	1	44	371	303	17	691
Life assurance achieved profits before tax	105	128	(10)	223	1,645	2,029	(154)	3,520
Attributed tax	(68)	(32)	-	(100)	(1,067)	(508)	-	(1,575)
Life assurance achieved profits after tax	37	96	(10)	123	578	1,521	(154)	1,945

Expected return on the unencumbered capital for South Africa and the United States is 13.4% p.a. (2002: 14% p.a.) and 7% p.a. (2002: 7% p.a.) respectively. For South Africa the expected return is applied to the average unencumbered capital given in section 6.

The segmental results of the United States include the operating profit generated by Old Mutual Reassurance in Ireland, which provides reinsurance to the United States life companies and OMNIA Life (Bermunda) Ltd., both subsidiaries of Old Mutual plc.

The effect of changes in and cost of solvency capital for South Africa reflects changes in the amount of solvency capital required and in the mix of assets backing the solvency capital.

The effect of FSV economic assumption changes reflects the impact of reducing the economic assumptions for the South African actuarial liability valuation by 3% p.a.

The BoE Life adjustment reflects the recognition of the initial value of the in-force business on acquisition.

The difference between the total tax charge shown in the above segmental analysis and the total tax charge shown in the

Achieved Profits Basis Supplementary Information for the year ended 31 December 2003 (continued)

7 SEGMENTAL ANALYSIS OF RESULTS CONTINUED

		£m		Rm
	Year to 31 Dec 2003	Year to 31 Dec 2002	**Year to 31 Dec 2003**	Year to 31 Dec 2002
Tax on life assurance achieved profits				
South Africa – value of in-force	119	80	**1,469**	1,264
– capital	8	(12)	**99**	(197)
United States	34	32	**420**	508
United Kingdom & Rest of World	-	-	**-**	-
	161	100	**1,988**	1,575
Tax on other businesses	50	90	**617**	1,423
Tax on profit of ordinary activities	211	190	**2,605**	2,998

8 VALUE OF NEW BUSINESS

The tables below set out a geographical analysis of the value of new business (VNB) for the year to 31 December 2003 and the year to 31 December 2002. Annual Premium Equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability, as measured by the ratio of the VNB to the APE, is also shown under "Margin" below.

The value of new business is disclosed both on the grossed up to the pre-tax level, as well as the after tax level. The assumptions and tax rates used to calculate the value of new business are set out in section 9.

	Individual business	Group business	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2003						
£m						
Recurring premiums	157	18	175	67	11	253
Single premiums	475	472	947	1,715	100	2,762
Annual Premium Equivalent	205	65	270	238	21	529
Value of new business before tax	68	40	108	49	2	159
Value of new business after tax	42	25	67	36	2	105
Margin before tax	33%	61%	40%	21%	10%	30%
Margin after tax	21%	38%	25%	15%	10%	20%
Rm						
Recurring premiums	**1,933**	**227**	**2,160**	**827**	**134**	**3,121**
Single premiums	**5,867**	**5,823**	**11,690**	**21,178**	**1,242**	**34,110**
Annual Premium Equivalent	**2,520**	**809**	**3,329**	**2,945**	**258**	**6,532**
Value of new business before tax	**840**	**494**	**1,334**	**605**	**25**	**1,964**
Value of new business after tax	**519**	**309**	**828**	**445**	**25**	**1,298**
Year to 31 December 2002						
£m						
Recurring premiums	115	19	134	37	12	183
Single premiums	546	468	1,014	2,629	104	3,747
Annual Premium Equivalent	170	65	235	300	22	557
Value of new business before tax	53	61	114	80	3	197
Value of new business after tax	33	38	71	56	3	130
Margin before tax	31%	93%	49%	27%	12%	36%
Margin after tax	20%	58%	30%	19%	12%	23%
Rm						
Recurring premiums	1,808	296	2,104	586	186	2,876
Single premiums	8,624	7,385	16,009	41,500	1,641	59,150
Annual Premium Equivalent	2,670	1,035	3,705	4,736	350	8,791
Value of new business before tax	841	965	1,806	1,261	42	3,109
Value of new business after tax	524	600	1,124	883	42	2,049

The margin on the United States business for 31 December 2003 was favourably impacted by initiatives undertaken in the corporate market in the second half of the year. Additionally it excludes the value of OMNIA Life (Bermuda) business that was acquired during 2003, and which is included within the value of new business shown in section 7. If the value of this business (£8 million; R99 million), together with the equivalent APE, had been included above, the before and after tax margins for the United States would have been 23% and 17% respectively.

Achieved Profits Basis Supplementary Information for the year ended 31 December 2003 (continued)

8 VALUE OF NEW BUSINESS CONTINUED

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States exclude reinsurance ceded externally.

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the year to 31 December 2003, is set out below.

	£m		Rm	
	Recurring premiums	Single premiums	**Recurring premiums**	**Single premiums**
Year to 31 December 2003				
New business premiums in the notes to the financial statements	262	3,200	**3,235**	**39,515**
Less:				
United States reinsurance ceded externally	(9)	(100)	**(114)**	**(1,235)**
Group market-linked business not valued	-	(250)	**-**	**(3,088)**
Unit trust business not valued	-	(88)	**-**	**(1,082)**
New business premiums as per achieved profits supplementary statements	253	2,762	**3,121**	**34,110**

9 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below.

- The pre-tax investment and economic assumptions used for South African and United States businesses were as follows:

South Africa	At 31 Dec 2003	At 31 Dec 2002
Fixed interest return	**9.4%**	11.0%
Equity return	**11.4%**	13.0%
Property return	**10.4%**	12.0%
Inflation	**6.4%**	7.0%
Risk discount rate	**11.9%**	13.5%

United States	At 31 Dec 2003	At 31 Dec 2002
Treasury yield	**4.3%**	4.0%
Inflation	**3.0%**	3.0%
New money yield assumed	**6.0%**	6.0%
Net portfolio earned rate	**6.4%**	7.2%
Risk discount rate	**8.3%**	8.0%

- For the other operations, appropriate investment and economic assumptions were chosen on bases consistent with those adopted in South Africa. Where applicable, rates of future bonuses have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.
- For the South African business full allowance has been made for STC that may be payable in South Africa. Full account has been taken of the impact of CGT in South Africa. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For the United States business full allowance has been made for existing tax attributes of the companies, including the use of existing carry forwards and preferred tax credit investments. Achieved profits results are initially calculated on an after tax basis and are then grossed up to the pre-tax level for presentation in the profit and loss account and the segmental analysis of results. The tax rates used were the effective corporation tax rates of 37.8% for South African business (December 2002: 37.8%), 25% for United States business (December 2002: 30%) and 0% for United Kingdom and Rest of World business (December 2002: 0%) except for the investment return on South African capital, for which the attributed tax was derived from the primary accounts.
- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.
- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business do not include Group holding company expenses.
- No allowance has been made for future development costs.
- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.
- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.
- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.
- The value of in-force and value of new business are sensitive to changes in various economic and non-economic

Achieved Profits Basis Supplementary Information for the year ended 31 December 2003 (continued)

9 ASSUMPTIONS CONTINUED

The principal exchange rates used to translate the operating results of key foreign business segments to Sterling are:

	Rand		US$	
	Year to 31 Dec 2003	Year to 31 Dec 2002	**Year to 31 Dec 2003**	Year to 31 Dec 2002
Profit and loss account (average rate)	12.3487	15.7878	**1.6354**	1.5030
Balance sheet (closing rate)	11.9367	13.8141	**1.7833**	1.6105

Achieved Profits Basis Supplementary Information for the year ended 31 December 2003 (continued)

10 ALTERNATIVE ASSUMPTIONS

The tables below for South Africa and the United States show the sensitivity of the value of in-force at 31 December 2003 and the value of new business for the year to 31 December 2003 to changes in key assumptions. For each sensitivity illustrated, all other assumptions have been left unchanged. Changes have been made to certain South African sensitivity percentages in order to comply with the Actuarial Society of South Africa (ASSA) revised guidance note PGN 107 (version 2), effective as from 31 December 2003. The United States sensitivity percentages have also been changed to be consistent with South Africa.

The sensitivity of the adjustment for discounting CGT, which is included in the shareholders' adjusted net worth, to changes in the central discount rate is not material and is not included in the table below. The value of new business sensitivities are before tax. The value of new business sensitivities for the United States exclude the value of OMINA Life (Bermuda) business that was acquired during 2003.

	£m		Rm	
South Africa	Value of in-force business at 31 Dec 2003	Value of new life business at 31 Dec 2003	**Value of in-force business at 31 Dec 2003**	**Value of new life business at 31 Dec 2003**
Central assumptions	824	108	**9,832**	**1,334**
Value before cost of solvency capital	971	124	**11,593**	**1,532**
Cost of solvency capital	(147)	(16)	**(1,761)**	**(198)**
Effect of:				
Central discount rate +1%	711	90	**8,487**	**1,111**
Value before cost of solvency capital	914	112	**10,910**	**1,383**
Cost of solvency capital	(203)	(22)	**(2,423)**	**(272)**
Central discount rate –1%	957	128	**11,423**	**1,581**
Value before cost of solvency capital	1,036	138	**12,366**	**1,704**
Cost of solvency capital	(79)	(10)	**(943)**	**(123)**
Decreasing the pre-tax investment return assumptions by 1% with bonus rates changing commensurately	733	95	**8,750**	**1,173**
Value before cost of solvency capital	937	117	**11,185**	**1,445**
Cost of solvency capital	(204)	(22)	**(2,435)**	**(272)**
Voluntary discontinuance rates increasing by 10%	808	101	**9,645**	**1,247**
Maintenance expense levels increasing by 10% with no corresponding increase in policy charges	777	101	**9,275**	**1,247**
Increasing the inflation assumption by 1% with no corresponding increase in policy charges	798	103	**9,525**	**1,272**
Mortality and morbidity assumptions for assurances increasing by 10%, and mortality assumptions for annuities decreasing by 10% with no corresponding increase in policy charges	773	93	**9,227**	**1,148**
For value of new business, acquisition expenses other than commission and commission-related expenses, increasing by 10% with no corresponding increase in policy charges	-	103	**-**	**1,272**

Achieved Profits Basis Supplementary Information for the year ended 31 December 2003 (continued)

10 ALTERNATIVE ASSUMPTIONS CONTINUED

	£m		Rm	
United States	Value of in-force business at 31 Dec 2003	Value of new life business at 31 Dec 2003	Value of in-force business at 31 Dec 2003	Value of new life business at 31 Dec 2003
Central assumptions	393	49	4,691	605
Value before cost of solvency capital	418	55	4,989	679
Cost of solvency capital	(25)	(6)	(298)	(74)
Effect of:				
Central discount rate +1%	364	44	4,345	544
Value before cost of solvency capital	394	51	4,703	630
Cost of solvency capital	(30)	(7)	(358)	(86)
Central discount rate –1%	426	54	5,085	667
Value before cost of solvency capital	446	59	5,324	729
Cost of solvency capital	(20)	(5)	(239)	(62)
Decreasing the pre-tax investment return assumptions by 1% with credited rates changing commensurately	364	44	4,345	544
Value before cost of solvency capital	392	51	4,679	630
Cost of solvency capital	(28)	(7)	(334)	(86)
Voluntary discontinuance rates increasing by 10%	362	44	4,321	543
Maintenance expense levels increasing by 10% with no corresponding increase in policy charges	361	46	4,309	568
Increasing the inflation assumption by 1% with no corresponding increase in policy charges	389	47	4,643	580
Mortality and morbidity assumptions for assurances increasing by 10%, and mortality assumptions for annuities decreasing by 10% with no corresponding increase in policy charges	389	48	4,643	593
Increasing Risk Based Capital to 200%, with 1% reduction in central discount rate	406	49	4,847	606
Value before cost of solvency capital	446	59	5,324	729
Cost of solvency capital	(40)	(10)	(477)	(123)
For value of new business, acquisition expenses other than commission and commission-related expenses, increasing by 10% with no corresponding increase in policy charges	-	46	-	568

HUMAN RESOURCES AND TALENT MANAGEMENT

Talent Management

Old Mutual recognises the pivotal role that Talent Management plays in the delivery of our international strategic ambitions. The key goal of Talent Management has been articulated as *"creating a culture of leadership that delivers the strategy and creates superior business returns through the management, development and deployment of our people."*

The key focus areas in achieving this goal are:

- employing high calibre leaders with international experience who are able to contribute to the shaping and delivery of effective Group strategy as well as delivering regional business goals.
- establishing a set of core values to which everyone in the Group subscribes.
- building a strong base of international leadership expertise throughout the Group.
- building a performance culture in which the leadership owns the strategy, people are accountable for their performance and there is clear alignment between Group, business and individual goals.
- ensuring proper implementation of "world class practices" in support of Talent Management."

Engagement of the Top Leadership Group with the twin goals of driving the delivery of their own business objectives and implementing the Group's strategic agenda has continued. Following the approval by the Board of the Group's strategy, workshops were held with the TLG in each region to promote their understanding of the Group strategy and what was required to implement this within their region.

This understanding was further enhanced through the Top Leadership Forum that was held in South Africa in October. The Forum brought the top leadership from throughout the Group together for the first time since the acquisition of the UK and US businesses under the banner of "The Strength of Diversity and the Power of Focus". The express purpose of the Forum was to identify opportunities for collaboration throughout the Group, and at the same time to recognise the scale and scope of Old Mutual's operations in the three regions. The work on harvesting synergies highlighted at the Forum continues and is being tracked through the business reporting channels managed by Group Finance.

Several commitments were made as a result of work done at the Forum including:

- The development of a set of core Group values which will apply throughout the Group and which will work in tandem with the values which each of the regional businesses have developed. Work on defining these Group values is expected to be completed during the first half of 2004, which will be followed by a review of current management practices to ensure that the Group values are implemented throughout the businesses.
- The introduction of an internship programme to encourage the international management development of individuals with high potential throughout the Group. The compensation, development, support and performance management policies necessary to underpin international transfers have been reviewed and will be implemented during 2004.

Several other initiatives aimed at developing the leadership cadre that Old Mutual requires to drive the success of the business were undertaken during 2003. These included:

- A Talent Review and an assessment of future potential of the Top Leadership Group against attributes required for successful international leadership. The output is used to focus plans to meet the development needs of individuals and the succession requirements of the Group. This tool is also used for people risk assessment, to ensure that Old Mutual can identify its "talent" and provide them with the stretch assignments needed for them to have rewarding careers.

- The implementation of a set of principles and standards that govern the appointment, performance management, development, and remuneration of the leadership group throughout the Group. All businesses have been tasked with reviewing their current practice and processes and implementing plans to comply with the standards required.

- A review of all executive reward structures throughout the Group against principles agreed by the Board, market practice and appropriate compensation survey data. The structure of incentive schemes has been revised to enhance the link between performance and reward in both the short and long term.

The goal of an integrated Human Resource strategy aligned to the Group's strategic agenda depends in part of the ability of Human Resources teams throughout the Group to act in a coherent and concerted manner. During 2003 progress was made in this regard through:

- the increased involvement of Group Human Resources in HR policy formulation for subsidiary businesses;

- the establishment of an executive forum of HR heads throughout the Group to implement synergies and deal with issues of common concern

- the development of knowledge-sharing through international HR forums and establishment of communities of practice in the areas of organisation development, compensation and performance management;

- introduction of centrally co-ordinated cross business project teams on key talent management projects; and

- the integration of HR plans, which are aligned with the Group's overall Talent Management goals, into the business plans of each regional business.

Employment Policies

The Group's employment policies are designed to promote a working environment that supports the recruitment and retention of highly effective employees, improves productivity and fosters relationships free of discrimination. They are regularly reviewed and updated to ensure their appropriateness for the locations within which they apply. Whilst local employment policies and procedures are developed by each subsidiary company according to its own circumstances, the following key principles of employment are applied consistently throughout the Group.

- Employees are recruited and promoted on the basis of their suitability for the job, without discrimination in terms of race, religion, national origin, colour, gender, age, marital status, sexual orientation or disability unrelated to the task at hand. In

South Africa this principle is balanced with the requirement to address the issues of employment equity, and the local business practices are cognisant of this.

- Clear goals are established, together with the necessary training and regular feedback on performance required, to deliver the Group or business objectives and to provide a satisfying working environment for all our employees.
- A working environment that meets the health and safety standards of the Group and local regulations, which allows employees to work to the best of their abilities, free from discrimination and harassment is provided.
- Employees involvement is valued by Old Mutual. Employee involvement, consultation and communication is managed in various ways, including in-house publications, briefings, roadshows, and internet-based channels.
- The efforts of employees in creating the success of the Group are appropriately recognised. Compensation systems are structured to recognise both the contribution of individuals and the performance of the sector of the business in which they work.

In addition to the above principles a consistent set of policies, as the minimum standard of employment practice applicable to all employees throughout the Group, was agreed in 2003.

Developments in Employment Practice

The implementation of Human Resources strategy and policy is effected throughout the Group and monitored and reviewed in the various business units. We strive to be an employer of choice wherever we operate and have created Centres of Excellence in Human Resource practice in our larger and more established businesses. These Centres of Excellence support and assist the development and implementation of world-class practice in our newer and smaller businesses. Some of the developments and achievements are outlined below.

- The Old Mutual Business School in Cape Town, which provides development programs for leaders and managers throughout the group, won two coveted international awards in 2003;
    - the Corporate University Exchange award for innovation and excellence (the first time this award has been made to a non-American/European Corporate university); and
    - the Corporate University Best in Class award for overall excellence.
- Old Mutual's HIV/AIDS workplace programme in South Africa was ranked in the top ten in the world by the Global Business Initiative and Global Reporting Initiative and contributed to an increase in registered HIV cases which allowed for improved access to counseling of employees and their families on HIV/AIDS-related issues.

Our South African businesses continued to play a leading role in that market. Key initiatives in this respect included:

- Both the banking and life assurance businesses took an active role working in employer bodies which finalised proposals to the South African government on the Financial Sector Charter dealing with the Black Economic Empowerment and employment equity.

- Employment equity, management transformation and acceptance of cultural, diversity was accelerated through:
    - cultural diversity programmes; and
    - a voluntary early retirement programme.

The above achievements illustrate the impact of the Group's approach to talent management, both in raising its profile as "an employer of choice" and also in gaining recognition for its contribution to the broader communities within which it operates.

OLD MUTUAL | plc
5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44 (0)20 7002 7000 Fax +44 (0)20 7002 7200 www.oldmutual.com

RECEIVED
2004 APR 30 A 11: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING RECEIVED
MAR 1 2 2004
WASH. D.C. 105 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

1 March 2004

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 9 December 2003:

- Announcement by OM plc dated 17 December 2003 regarding the completion of the sale of Gerrard Management Services Limited to Barclays Bank plc;
- Announcement by OM plc dated 22 December 2003 regarding an injection of R2 billion of capital by Old Mutual into Nedcor Limited ("Nedcor");
- Announcement by OM plc dated 20 January 2004 of a proposed offer to acquire all of the shares in Mutual & Federal Insurance Company Limited ("M&F") not already owned by the Group;
- Announcement by OM plc dated 22 January 2004 regarding the appointment of Michael Marks as a non-executive Director of the Company with effect from 1 February 2004;
- Announcement by OM plc dated 28 January 2004 of assets under management by its US asset management operations at 31 December 2003;
- Announcement by M&F dated 11 February 2004 of its results for the year ended 31 December 2003;
- Announcement by Nedcor dated 23 February 2004 of a rights issue to raise additional ordinary share capital in Nedcor;
- Announcement by Nedcor dated 23 February 2004 of its results for the year ended 31 December 2003;

OLD MUTUAL | plc

- Announcement by OM plc dated 23 February 2004 of its results for the year ended 31 December 2003;
- Announcement by OM plc dated 23 February 2004 relating to its final dividend for the year ended 31 December 2003;
- Announcement by OM plc dated 23 February 2004 regarding a proposal to extend the arrangements for claiming demutualisation benefits which have not yet been claimed; and
- Announcement by OM plc dated 23 February 2004 regarding the lapse of directors' interests in certain shares and options over shares in the Company.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

OLD MUTUAL PLC

Final Dividend for the year ended 31 December 2003

The Directors of Old Mutual plc are recommending a final dividend for the year ended 31 December 2003 of 3.1p per share (making a total of 4.8p for the year).

The record date for this dividend payment is the close of business on Friday, 23 April 2004 for all the exchanges where Old Mutual plc's shares are listed. The Last Day to Trade cum-dividend on the JSE Securities Exchange South Africa (JSE) and other African exchanges will be Friday, 16 April 2004. The shares will trade ex-dividend from the opening of business on Monday, 19 April 2004 on the JSE and the other African Exchanges and from the opening of business on Wednesday, 21 April 2004 on the London Stock Exchange.

The local currency equivalents of the proposed dividend for shareholders on the South African, Malawi and Zimbabwe branch registers and the Namibian section of the principal register will be determined using the exchange rates prevailing on Thursday, 1 April 2004 and will be announced by the Company on Friday, 2 April 2004.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 19 April 2004 and Friday, 23 April 2004, both dates inclusive, and transfers between the registers may also not take place during that period.

The final dividend is subject to approval at the Annual General Meeting of Old Mutual plc, which is to be held in London on Friday, 14 May 2004. Subject to being so approved, the final dividend will be paid on Friday, 28 May 2004.

23 February 2004

Enquiries:

Old Mutual plc, London **Tel: + 44 20 7002 7000**
Miranda Bellord
Old Mutual, South Africa **Tel: +27 11 217 1604**
Nad Pillay

OLD MUTUAL PLC

Proposed extension of arrangements for claiming demutualisation benefits

Old Mutual plc (the "Company") announces its intention to implement certain proposals in relation to entitlements that have not yet been claimed under the terms of the demutualisation of the Old Mutual Group in 1999.

Under the terms of the demutualisation, unclaimed shares trusts were set up in each of South Africa, Malawi, Namibia, Zimbabwe and Bermuda. The purpose of the trusts was to provide former members of the South African Mutual Life Assurance Society (the "Society") with the opportunity, in the five year period following listing of the Company, to claim their entitlements to shares or proceeds of sale of shares by confirming their details as contemplated by the demutualisation.

As claims are still being received at an appreciable rate by the trustees of these trusts, they have asked the Company to give favourable consideration to an extension of the claims period.

The directors of the Company believe that it is in the best interests of preserving and enhancing the goodwill and reputation of the Group in southern Africa to extend the period in which former members of the Society may come forward to claim their demutualisation benefits. They will therefore be proposing to shareholders of the Company a scheme of arrangement under section 425 of the UK Companies Act 1985, the key features of which will include the following:

- demutualisation entitlements which have not been claimed by the expiry of the claims period specified in the original scheme of demutualisation will be held for the benefit of the relevant former members of the Society under the terms of new unclaimed shares trusts (the "New Unclaimed Shares Trusts") and such former members of the Society will have a further two year period in which to come forward and claim those benefits;

- valid claimants during the further two year period will be entitled to receive their shares or the proceeds of sale of shares, but nothing in respect of accumulated dividends or interest up to date of claim;

- all unclaimed accumulated dividends, all interest accrued on such dividends and all interest accrued on unclaimed cash proceeds held by the trustees of the original unclaimed shares trusts upon expiry of the claims period specified in the demutualisation will be paid over to the Company, but Old Mutual will arrange for an equivalent amount to be donated to the Group's Foundations and/or to new public benefit organisations established by the Group.

Further details of the scheme of arrangement will be provided with the Annual Report and Accounts or Summary Financial Statements, which will be despatched to shareholders towards the end of March 2004. The scheme of arrangement will require the approval of shareholders and also the sanction of the High Court in London. The meeting convened at the direction of the court to approve the scheme will take place in London immediately following the Annual General Meeting of the Company on 14 May 2004.

23 February 2004

Further enquiries:

Old Mutual plc, London:	
James Poole, Director, Corporate Affairs	**+44 (0)20 7002 7000**
	+44 (0)7768 991096 (mobile)
Miranda Bellord, Media Relations	**+44 (0)20 7002 7133**
	+44 (0)7946 722381 (mobile)
Old Mutual plc, South Africa:	
Nad Pillay, Head of Communications	**+27 (0)21 509 2446**
	+27 (0)82 553 7980 (mobile)

Notes to Editors

At the time of the demutualistion:

- there were a total of approx 630 000 qualifying members of the Society who had not claimed their benefits under the demutualisation.
- the total number of shares allocated to the unclaimed shares trusts was some 300 million (comprising some 11.3 per cent of the total number of shares in Old Mutual then in issue).

As at 1 February 2004:

- there remained a total of approx 297,000 shareholders who had not yet claimed their entitlements.
- the unclaimed shares trusts held was approximately 105 million (comprising some 2.74 per cent of the total number of shares in Old Mutual then in issue).
- the unclaimed shares trusts held approximately £21 million in unclaimed cash proceeds, comprising principally dividends on unclaimed shares and interest thereon.

Since June 2003, claims have been received by the unclaimed shares trusts at an average rate of some 4,100 claims per month.

OLD MUTUAL PLC

Directors' interests in shares in Old Mutual plc (the "Company")

The following options over shares in the Company, which were granted on 8 March 2001 under the Company's executive share option scheme, lapsed today, as the performance condition (relating to growth in the Company's earnings per share ("EPS") between 2000 and 2003) was not fulfilled:

Director	Number of shares	Exercise price
M J Levett	1,017,000	162.25p
J V F Roberts	582,500	162.25p
J H Sutcliffe	739,600	162.25p

The total numbers of shares now held under option by the above directors under the Scheme (following the lapse of the above grants) are as follows:

Director	Total shares under option under the Scheme
M J Levett	nil
J V F Roberts	1,502,406
J H Sutcliffe	2,209,321

The following matching awards made on 15 March 2001 under the Company's Restricted Share Plan, relating to investment by the director concerned of his bonus for the year ended 31 December 2000 in shares in the Company, also lapsed today because the performance condition relating to growth in the Company's EPS between 2000 and 2003 was not fulfilled:

Director	No. of lapsed shares under the matching award
M J Levett	169,602
J V F Roberts	51,688
J H Sutcliffe	116,869

Following the above lapses the total number of shares contingently held under the Restricted Share Plan by the directors concerned are now as follows:

Director	No. of Restricted Shares awarded on joining	No. of Restricted Shares under the bonus matching arrangement	Total
M J Levett	nil	nil	nil
J V F Roberts	100,400	147,508	247,908
J H Sutcliffe	nil	293,115	293,115

23 February 2004

ENQUIRIES:

Old Mutual plc Tel: +44 20 7002 7000
James Poole, Director, Corporate Affairs
Miranda Bellord

Old Mutual plc
Nedcor Limited (NED SJ) results
for the year ended 31 December 2003

Nedcor Ltd. ("Nedcor"), the South African banking group, in which Old Mutual plc ("Old Mutual") has a 52% holding, has today issued financial results for the year ended 31 December 2003.

The full text of Nedcor's announcement is available on the JSE Securities Exchange News Service (SENS) and can also be accessed on Old Mutual's website, www.oldmutual.com. A paper copy of the full Nedcor announcement is available from Investor Relations, Old Mutual plc, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG. The results have been drawn up in accordance with South African Generally Accepted Accounting Practice (GAAP) and will be consolidated in the accounts of Old Mutual in accordance with UK GAAP.

23 February 2004

ENQUIRIES:

Old Mutual, London **Tel: +44 20 7002 7000**
James Poole
Miranda Bellord
Old Mutual, South Africa **Tel: +27 11 217 1604**
Nad Pillay

Financial Results Presentation

for the year ended 31 December 2003

NEDCOR

Index

Commentary

Notes

Financial overview

- **Headline earnings: R55 million**
- **Headline earnings, excluding foreign currency translation loss: R1,5 billion**
- **ROE, excluding foreign currency translation loss: 8,5%**
- **Net interest margin: 2,96%**
- **Cost-to-income ratio, excluding foreign currency translation loss: 70,1%**
- **NAV per share: 4 240 cents**
- **Restatement of 2002 financial results in line with commitment to increase transparency**

Overview of 2003

The 2003 financial year was extremely challenging for Nedcor. The financial performance was disappointing, as indicated in the trading updates provided to shareholders in November and December 2003.

Following the appointment of the new management team in November 2003 under the leadership of Chief Executive Tom Boardman, a recovery programme was launched to address the issues facing the group and to restore the business to a sustainable growth path.

As part of this programme, the balance sheet has been thoroughly analysed and the group is now focused on the implementation of aggressive cost reduction measures and the central management of the group's interest rate risk and foreign exchange exposure. Management is now being held accountable for performance delivery, and will be rewarded on an ROE-based incentive system. A key focus will be on improving client service, and further leveraging Nedcor's strong franchise and solid core businesses to grow revenues.

Management believes that the group's core businesses are solid and attractive, with strong market shares in the business banking and corporate banking sectors in particular. Retail banking has a broad footprint for the implementation of its strategy, and the attractive growth rates of the local banking market also bode well for the group's prospects.

Management also believes that it will be able to improve Nedcor's profitability through aggressive cost-cutting and revenue-enhancing programmes, as detailed below. Further recovery opportunities include enhanced cross-selling after the merger implementation, strengthening the group's pricing discipline and improved margin potential.

As part of the recovery programme that is discussed more fully below under 'Recovery programme and prospects' the original Nedbank Corporate Division has now been split into two clusters to focus the group's activities better, track related financial performance and maximise cross-selling opportunities. These clusters are Nedbank Corporate, which comprises the Corporate Banking, Business Banking, Property and Asset Finance, International and Africa Divisions, as well as Imperial Bank, and Nedbank Capital, which comprises the Capital Markets, Corporate Finance, Treasury and Edward Nathan & Friedland Divisions. The third principal business cluster is Retail and Wealth Management, which comprises the Nedcor Retail and Wealth Management Divisions, together with Peoples Bank. In addition, the former Technology and Operations Division has been split into the Group Business Innovation ('GBI') and Group Operations Divisions within the Shared Services Cluster to align their activities more closely with those of the group's businesses.

The adoption of new accounting standards and other structural changes, which are detailed later in this announcement, have impacted the comparability of the financial results for 2002 and 2003. The 2002 figures include BoE for six months only and those for 2003 are prepared in accordance with AC133. In addition, Nedcor's 2002 consolidated financial statements have been restated, as discussed more fully below under 'Restatement of accounts' to reallocate (i) foreign exchange gains, (ii) losses relating to the Business Banking Division's loan book and (iii) other prior-period charges into the respective financial periods in which they occurred. The restatement did not relate to 2003 and, accordingly, had no impact on the group's financial results in that period. However, the restatement reduced headline earnings in 2002 by R109 million from R2,6 billion to R2,5 billion, and reduced opening retained earnings in 2002 by an equal amount. The impact of this on headline earnings in 2001 would have been a reduction in headline earnings from R3,8 billion to R3,6 billion. All 2002 figures contained in this announcement have been restated as explained in the table under 'Reconciliation of 2002 financial results' below.

The practice of reporting core, headline and attributable earnings has created confusion around the most appropriate measurement of earnings and, as a result, the group will no longer be reporting core earnings.

More detailed information on the group's results, together with the presentation to investment analysts, is available on the group's website at www.nedcor.com.

Financial performance

The key factors that influenced the group's headline earnings performance were: (i) expenses, which grew at a disproportionately higher rate than revenues, notwithstanding merger savings; (ii) the strengthening of the rand, which resulted in exchange losses on the translation of foreign capital and earnings; (iii) interest rate mismatches; and (iv) a higher tax charge.

Headline earnings declined from R2,5 billion to R55 million, with net profit/loss attributable to ordinary shareholders down from a profit of R875 million to a loss of R1,6 billion.

The formal consolidation of the banking licences of BoE Bank ('BoE'), Nedcor Investment Bank ('NIB') and Cape of Good Hope Bank ('CoGHB') into both Nedbank and Peoples Bank took place on 1 January 2003. While the merger and reorganisation ('M&R') process has progressed well, the long-term funding raised since the acquisition of BoE has had a negative impact on the group's 2003 financial results.

Analysis of operating income

Net interest income

Net interest income represents interest earned net of interest paid in connection with the group's portfolio of bank accounts, deposits, loans and financial and structured products. Net interest income increased by R853 million from R6,0 billion in 2002 to R6,8 billion in 2003. The increase in net interest income was principally due to the inclusion of BoE for the full year, which was offset by a number of one-off items. Excluding the impact of BoE and one-off items in both 2002 and 2003, net interest income across the group's clusters declined marginally over the period, mainly due to a number of fixed-cost funding items that increased the interest expense in a falling interest rate environment.

The principal elements affecting net interest income comprised the following:

- Net interest income declined by R356 million in 2003 due to a change in the application of AC102, which resulted in a decrease in interest income recognised on structured finance deals and a corresponding reduction in notional taxation that had been previously recognised. The taxation charge in 2003 is discussed under 'Taxation' below.
- In January 2002 BEE consortia subscribed for a 30% interest in Peoples Bank. The consortia funded the acquisition of this interest through preference share funding, with Nedbank guaranteeing a 20% annual return by way of a put option granted to the funders. The put option will, if exercised, effectively require Nedbank to assume the preference share funding obligation by paying the funders R864 million in April 2005. In return, Nedbank would receive the consortia's 30% interest as security for assuming that funding. However, as Nedbank has now assumed substantially all of the risks and rewards of the 30% interest, Nedbank is required to consolidate Peoples Bank fully. This has had the effect of increasing the group's interest expense in the restated 2002 results by R130 million, compared with an increase of R98 million in 2003, and is expected adversely to affect the interest expense by approximately R140 million in 2004, to reflect the liability to pay the 20% return to the funders. This restatement of the treatment of Peoples Bank has resulted in the elimination of the minority interest and associated goodwill relating to Peoples Bank from the group's financial statements.
- Prior to the adoption of AC133 in January 2003, the group's net interest income excluded in full the recognition of interest charged on non-performing loans. As a result of the application of AC133, the group's net interest income includes the recognition of the effective rate of interest earned on non-performing loans. The unrecognised interest is now reflected in the group's income statement under 'Impairment of advances'. Accordingly, the group's net interest income in 2003 benefited from a one-off increase of R424 million, which reflected the reversal of the interest reserve that would have been taken in 2003 had AC133 not applied. This was a group-wide adjustment. The effects of AC133 on the group's financial statements are discussed more fully below.
- Funding for the acquisition of BoE included R4 billion of 13,15% fixed-rate notes callable in 2007. Neither these notes, nor a further R2,0 billion of fixed-rate 11,3% notes issued by Nedcor and callable in 2006, were hedged for interest rate exposure in 2003. This had a negative impact on the group's margin. Nedcor is putting into place a R3,5 billion natural hedge in respect of further interest rate movements.

Notes

- As a smaller bank facing liquidity pressures, BoE's funding book was more expensive than that of Nedcor. As a result of its acquisition, this more expensive funding had the effect of reducing Nedcor's margin by approximately five basis points during the period, although this decrease was offset by cheaper funding obtained by Nedcor when the Treasuries of Nedcor and BoE were integrated in January 2003.
- As a result of the need to improve the group's liquidity profile during the merger and to repay the funders, the group increased its fixed-rate negotiable certificates of deposit ('NCD') and promissory note funding from R22 billion to R34 billion during 2003. As a result of lengthening the term of the funding book and not hedging the interest rate risk, its yield deteriorated significantly. The impact of this action was reflected in the Treasury Division of Nedbank Capital. The bulk of this funding will mature by April 2004.

To address the interest rate risk inherent in the balance sheet and to improve the asset liability matching, hedging policies and other initiatives are being implemented, including:

- R3,5 billion of the subordinated debt will be progressively hedged over the next few weeks.
- New NCD and promissory notes with maturities of between four and 12 months will be hedged.
- All new balance sheet interest rate risks of greater than 12 months will be fully hedged, unless a specific decision is taken to the contrary.
- The asset and liability committee ('ALCO') was reconstituted in February 2004. It was reduced from 27 members to eight senior executives, and is charged with seeing to it that strategies are developed and implemented to ensure that interest rate risk is managed effectively to reduce the group's volatility in earnings.
- The Asset and Liability Management ('ALM') Department was restructured to help to ensure an increased level of sophistication in modelling the balance sheet, to understand the group's risk profiles, to analyse all elements of the group's margin, and to develop and execute strategies to achieve the objectives set by ALCO. Interest rate risk will be stripped out of the various business clusters, and will be centralised in the ALM function to help ensure effective risk management.
- The matched maturity funds transfer pricing methodology will be implemented across the group during 2004 to facilitate sound interest rate risk management and to allocate appropriate ownership of the respective components of margin to the individual business clusters.

As a result of these and other initiatives within the group, Nedcor management expects that the net interest income margin will improve and be more stable in 2004.

Non-interest revenue

Non-interest revenue ('NIR') includes commissions and fees, exchange and securities trading income, dividends from investments and net gains on the sale of investment banking assets. In addition, the net income from Nedcor's non-banking activities, which comprise property development, insurance and portfolio-related management activities, as well as computer-related services, are also included in NIR.

NIR increased from R6,8 billion in 2002 to R8,0 billion in 2003. The principal reason for the increase in NIR in 2003 is the consolidation of BoE for the full year, as well as the R512 million positive impact of the group-wide AC133 fair-value adjustments. Included in the transitional adjustment for AC133 made to opening retained earnings for 2003 was a decrease of R1,2 billion relating to fair-value adjustments. See 'Implementation of AC133' below for a more detailed discussion of AC133.

- The principal factor impacting NIR in 2003 was commission and fee income, which increased by R668 million from R4,5 billion in 2002 to R5,2 billion in 2003. Fee and commission income consists of fee income for the provision of banking services and investment advice, retainers, institutional stockbroking commissions and brokerage, fund management, and similar items that are likely to recur due to the nature of the activities, as well as facility arrangement fees, corporate finance fees and similar items that are transactional in nature and therefore generate more erratic income streams. The increase in commission and fee income during the period was largely attributable to Nedbank Corporate (excluding Imperial Bank), particularly in the Property and Asset Finance and Business Banking Divisions, as well as to the Nedbank Retail Division of Retail and Wealth Management, and Imperial Bank. The increase was offset slightly by a decline in income attributable to all divisions across Nedbank Capital. Of these movements, BoE's consolidation accounted for the entirety of that within Retail and Wealth Management and for most of that within Nedbank Corporate.
- The bulk of the remainder of NIR comprised trading income, which includes trading income derived from equities and other securities such as foreign exchange instruments. Debt securities and equity shares held for trading purposes are revalued at each balance sheet date and the change in value is recognised as a charge or a profit under trading profits. Trading income rose by R514 million from R1,2 billion in 2002 to R1,7 billion in 2003. This was largely due to the R409 million allocation of group-wide AC133 fair-value held-for-trading adjustments. The remaining increase in trading

income during the period was largely attributable to the Treasury Division within Nedbank Capital, as well as to Nedbank Corporate (excluding Imperial Bank), particularly in the Property and Asset Finance and International Divisions. The increases in these clusters were partly offset by a decline in the Group Capital Management Division of Capital Management and Central Funding that resulted from currency gains in 2002, which were attributable to the former NIB business that did not recur.

- In addition, BoE Private Clients, a 50:50 joint venture between Old Mutual South Africa ('OMSA') and Nedcor, was, prior to 2003, wholly owned by Nedcor. This business is now equity-accounted by Nedcor following OMSA's acquisition of a 50% stake in January 2003, and is reflected in the Wealth Management Division of Retail and Wealth Management. R11 million of earnings (post-tax) from this business in 2003 was reflected in the group's income statement as 'attributable earnings of associates'. The commission and fee income attributable to this joint venture in 2003 was R223 million. Previously this would have been reflected in NIR with the associated expenses of R201 million, as discussed below under 'Expenses'.

Opportunities for sustained growth in NIR include:

- improving pricing discipline to ensure a consistent pricing policy and its application across the business clusters;
- exploiting cross-selling opportunities between the business clusters and between members of the Old Mutual group;
- mass-marketing opportunities through retail alliances;
- generating profits from the sale of investments;
- increasing the productivity of the sales force; and
- eliminating duplication in Retail and Wealth Management following the planned integration of Peoples Bank.

Foreign exchange translation losses

The strengthening of the rand from R8,60/$ to R6,62/$ and R13,85/£ to R11,81/£ during 2003 resulted in the recognition in the group's income statement of unrealised translation losses of R1,4 billion, compared with R1,2 billion in 2002. These translation losses primarily reflected the effect of translating the net assets of the group's integrated foreign operations into rands on consolidation of the group financial statements. Management recognises that the group has held excessive amounts of its capital in foreign currencies and, therefore, has made it one of ALCO's priorities to address this issue. To reduce this exposure, the group converted offshore capital to rand-denominated capital in the amount of R1,0 billion in November and December 2003. In connection with the group's rationalisation of its offshore operations, the group intends to dispose of Chiswell Associates and various other international wealth management subsidiaries in 2004 and to repatriate the proceeds during 2005. The repatriation of offshore capital is expected to enhance net interest income and to reduce future volatility in the balance sheet and capital position of the group.

Due to expected changes in applicable accounting standards in 2004, Nedcor expects that a portion of foreign exchange translation movements may in future be reflected directly in equity in the balance sheet under 'Reserves', although it cannot quantify the impact of any such changes at this time. In addition, new legislation enacted during December 2003 will allow the group to return the accumulated reserves of its offshore subsidiary companies without any South African tax effects after 1 January 2005. Previously, these dividends would have been taxable at the South African ruling tax rate. The group plans to take advantage of this relief in connection with its intended reduction of its offshore capital base.

Credit impairment

Prior to January 2003 the 'legal certainty' provisioning methodology was applied to Nedcor's business, resulting in the later recognition of provisions than is the case under the new accounting standard, AC133.

AC133 introduces a fundamental shift in the manner in which specific impairments are determined, in that it requires the present value of future cash flows to be calculated for all advances that are considered to be impaired. The difference between the present value of those future cash flows and the carrying value is recognised as an impairment. As the anticipated cash flows in respect of impaired advances were not previously discounted, this results in an increase in the specific impairment for doubtful advances.

Prior to the implementation of AC133, a general provision for bad debts of 0,8% of total advances was carried by Nedcor to cover unexpected defaults inherent in its performing advances book. Under AC133 the credit risk premium included in interest rates charged is expected to offset losses inherent in the portfolio of performing advances. Therefore, a portfolio impairment is required only to the extent that the originally anticipated risk profile has deteriorated.

Notes

In determining the portfolio impairment against performing advances that are not considered to be individually impaired, expected default rates are applied to all future cash flows. Discounting these expected cash flows to present value results in a significant decrease in the required new portfolio impairment, as compared with the previous Nedcor general provision. The determination of the portfolio impairment is dependent on accurate credit-risk-pricing models. Nedcor's current risk-pricing models are adequate and will need refinement as the banking industry moves towards the implementation of the Basel II requirements.

In August 2003 the group announced in its 2003 interim statement that it booked an additional credit impairment under AC133 of R963 million against advances. Subsequently the principles relating to amounts included in the transitional adjustment were clarified by the Accounting Practices Board. As a result of this clarification and the refinement by Nedcor of its credit impairment processes, the actual transitional adjustment as of 1 January 2003 increased by an additional impairment charge of R737 million, resulting in a total transitional adjustment of R1,7 billion. These amounts are reflected as transitional adjustments to opening retained income. As the group indicated in August 2003, the calculation of the adjustment was still not finalised. However, the group has made a significant investment since that time to determine the correct transitional adjustment and believes that the group will benefit from recognising impaired advances at an earlier stage in the credit cycle.

The credit climate held steady during the first half of 2003 in spite of the high interest rate environment, and is showing an improvement following the 5,5% decrease in interest rates during the second half of 2003. As discussed above, there has been an increase in the impairments in 2003, including those in respect of a loan to fund a housing advances book in Gabon of R180 million, which was reflected in the Capital Markets Division of Nedbank Capital, and the property development and other related losses of R64 million, which were reflected in the Property and Asset Finance Division of Nedbank Corporate, as well as additional write-downs in BoE's loan portfolio. In 2003, there was also an additional AC133 negative impact of R368 million, which represented the reclassification of an interest reserve balance of R424 million, as noted above, and a release of R56 million in credit impairments.

Expenses

Operating expenses, excluding M&R costs of R394 million, but including synergies of R341 million, grew by 35% from R7,4 billion in 2002 to R9,9 billion in 2003. The cost-to-income ratio (excluding foreign currency translation losses) increased from 59% in 2002 to 70% in 2003. A significant portion of this increase was due to the inclusion of BoE for the full year.

The major issues impacting the increase in expenses were:

- Staff expenses increased by R1,1 billion from R3,9 billion in 2002 to R4,9 billion in 2003. This increase primarily reflected the consolidation of BoE for the full year, as well as the addition of contractors and other temporary staff during the period. In addition, the increase reflected the inclusion of R165 million of employee incentive awards. In 2002 employee incentive awards were allocated in the form of share options and appropriately recognised in shareholders' equity in line with then applicable accounting standards. Had these awards been recognised in the income statement, staff expenses in 2002 would have increased by R340 million.
- Fees and insurances increased by R453 million from R593 million to R1 046 million in 2002 and 2003, respectively. In addition to the impact of BoE, this increase principally reflected a R142 million decrease in the amount of management fees recoverable by Nedcor from certain of its alliance partners pursuant to the terms of their joint venture agreement, a R63 million increase attributable to a reclassification of expense items from NIR, and an increase in consulting fees of R69 million.
- Computer processing fees increased by R322 million from R948 million in 2002 to R1,3 billion in 2003, primarily as a result of an increase in project spend of R158 million, as well as the consolidation of BoE for the full period of 2003, which resulted in an increase in computer processing fees of R110 million.
- Occupation and accommodation expenses increased by R204 million from R765 million in 2002 to R969 million in 2003. A large portion of this increase was due to the full year's contribution of lease and related expenses associated with BoE's branch network and offices.
- The growth in strategic projects and the resultant write-offs in respect of these increased expenses by R162 million. These expenses were reflected in the GBI Division of Shared Services.
- An increase of R123 million resulted from the consolidation of certain companies for the first time in 2003.
- Expenses of R201 million relating to the BoE Private Clients joint venture were not reflected in expenses in 2003 as a result of the change in accounting treatment described above under NIR.

Management recognises the imperative to reduce costs aggressively and intends to provide Nedcor's stakeholders with a detailed report on progress in reducing the group's expenses when it announces the group's 2004 half-year results in August. More generally, the group will seek to reduce costs through, among other initiatives:

- the continued implementation of the M&R programme and the delivery of synergies from the merger;
- the integration of Peoples Bank into Nedbank Retail;
- the introduction of a new activity-justified transfer pricing process between the central functions and the business divisions – this initiative reflects management's commitment to promote accountability within the group and to allow costs to be more effectively managed and allocated; and
- the elimination of duplication of central and back-office services that continue to operate within each of Nedbank, BoE, CoGHB and NIB – the full benefit of these synergies can be achieved only once these businesses are fully integrated.

Taxation

The group's effective tax rate, excluding the impact of foreign currency translation losses and exceptional items, increased from 10% to 32% in 2003. In 2002 the taxation charge was reduced by a deferred-tax asset raised in Peoples Bank of R185 million. In 2003 the tax charge was affected by:

- additional secondary tax on companies ('STC') of R63 million;
- an increase in the taxation of foreign entities, which now have their revenue taxed at the South African rate for a full year;
- a reallocation from net interest income as a result of AC102, which decreased notional taxation by R356 million, compared with R134 million in 2002;
- contingencies of R261 million that have been raised against specific tax industry issues; and
- a tax charge of R147 million in 2003 due to the AC133 adjustments discussed above.

In addition to the R261 million raised in the income statement, an additional amount of R583 million was raised as a similar provision in respect of BoE preacquisition items. The AC102 entries arising from Nedcor's structured finance book resulted in a reduction in the carrying value of structured finance assets of R1,2 billion, with a corresponding decrease in deferred tax liabilities of R1,2 billion.

The group, through structured finance deals in the past, has oversold its tax base. This has created estimated tax losses that will take some time for the group to utilise fully. The group's taxation rate is likely to be closer to the statutory rate of 30% in future periods.

Exceptional capital items

Exceptional capital items amounted to R1,8 billion and R1,7 billion in 2002 and 2003 respectively. The main components in 2002 comprised a R1,0 billion write-down of Nedcor's investment in Dimension Data plc, goodwill amortisation of R426 million and a goodwill impairment charge of R75 million.

The impairment and amortisation of goodwill in 2003 totalled R1,8 billion. This was due to the impairment in full of the goodwill on the acquisition of the remaining shares in NIB of R362 million and Peoples Bank of R193 million, and an impairment of the goodwill on the acquisition of BoE and its subsidiaries of R650 million. The amortisation charge was R424 million, and the remaining goodwill impairments principally related to a subsidiary of the group's UK-based wealth management company, Gerrard Private Bank, and Acturis, a UK-based software company that was consolidated for the first time in 2003.

Prior to this impairment the goodwill attributable to the acquisition of BoE was increased by R858 million as a result of a reassessment of the fair value of the net assets of BoE acquired by Nedcor. This resulted principally from:

- an additional provision for tax liabilities of R583 million;
- a further provision in respect of the carrying value of Century City of R118 million; and,
- an additional impairment of R70 million against non-performing advances.

All of these items were disclosed by BoE to Nedcor. In line with AC131 the group had a window period until 31 December 2003 to reassess preacquisition adjustments, which it has now completed.

Management believes that no further impairment is considered necessary for the BoE goodwill, as the revenue being generated by the former BoE divisions, together with merger savings, should exceed the estimated return envisaged at the time of the transaction.

From 1 January 2005 the accounting policy for goodwill will change as a result of the proposed introduction of a new South African accounting standard. If this standard is introduced, goodwill will be subject to an annual impairment review rather than amortisation.

Following a comprehensive review of the carrying value of Nedcor's investments and fixed assets, a total impairment charge of R239 million was made in 2003. This included an impairment of capitalised and development software of R137 million.

Notes

Notes

The disposal of certain non-core subsidiaries, investments and property, plant and equipment generated a net profit of R349 million.

Shareholders' equity

The group's total shareholders' equity declined from R19,5 billion at 31 December 2002 to R15,1 billion at 31 December 2003. This decline will be remedied by the rights issue referred to below. The principal reasons for this decline were:

- a net loss attributable to ordinary shareholders for 2003 of R1,6 billion;
- the application of AC133 resulting in a reduction to opening shareholders' equity of R2,1 billion;
- ordinary and preference dividends paid in 2003 of R1,5 billion;
- the release of reserves relating to the Nedcor employee share scheme of R357 million; and
- a foreign currency translation loss of R181 million that was not included in the net loss attributable to ordinary shareholders.

These declines were offset by the issuance by Nedbank during the year of R825 million of preference shares and R381 million of ordinary shares issued in respect of share options exercised during the period.

Restatement of accounts

The process of finalising the 2003 financial results included a review of prior-year disclosure items. In particular, there were a number of non-recurring income and expense items in the 2002 income statement that related to prior years. An amount of R610 million in respect of historic foreign currency translation gains previously not recognised was released in the 2002 income statement. Of this amount R405 million was included across various income and expense lines, but was offset by expense items relating to prior years totalling R308 million. The remaining R205 million gain was included in net foreign currency translation losses. These amounts have been removed from the 2002 income statement, along with a further adjustment of R193 million (post-tax) to reallocate the losses from the Business Banking book, and have been allocated to the years to which they related. The cumulative effect of these adjustments had the net effect of reducing headline earnings in 2002 by R109 million and increased opening retained earnings by an equal amount. If 2001 had been restated, the impact would have included additional expenses of R308 million (post-tax) that were originally booked in 2002, foreign currency translation gains of R150 million and the negative impact of losses in the Business Banking book of R81 million (post-tax). This would have resulted in a decrease in headline earnings of R239 million in 2001.

While the 2002 financial statements have been restated for these items, it is important to note that the offsetting nature of these items meant that the original 2002 financial statements were not materially affected. However, in the interest of full disclosure, these adjustments have been made to their correct lines for the prior years.

AC102 – As disclosed in net interest income, notional tax on structured finance transactions was included in net interest income. As a result of the restatement of the 2002 results in full compliance with AC102, the following restatements have been made:

- deferred tax assets have increased by R1,2 billion;
- deferred tax liabilities have increased by R259 million;
- sundry debtors have decreased by R348 million; and
- sundry creditors have increased by R491 million.

This has also resulted in a reduction of net interest income of R142 million.

Peoples Bank – The 2002 results have been restated for the Peoples Bank put option described under 'Net Interest Income' above to ensure full compliance with AC412. As a result of the restatement, minority interest in the balance sheet was reclassified as 'Deposit, current and other accounts'. Minority interest attributable to ordinary shareholders declined by R130 million and interest expense increased by an equivalent amount.

Refer to the reconciliation of the 2002 financial results restatement noted in the table below.

Capital raised during 2003

In September 2003 Nedcor raised two tranches of indebtedness: R500 million subordinated debt due 2005 that qualifies as Tier 3 capital; and R500 million unsecured subordinated callable notes due 2009, with a call option in June 2004, that qualifies as Tier 2 capital. As noted above, the group also raised R825 million of qualifying Tier 1 non-redeemable, non-cumulative preference share capital in November 2003. Following a balance sheet review in December 2003 the group announced the likelihood of significant write-downs to its capital and raised additional qualifying Tier 2 capital of R2 billion in the form of unsecured subordinated debt from OMSA. The rights issue will significantly improve Nedcor's Tier 1 capital ratio, and it intends to use a portion of the net proceeds to redeem the R500 million of subordinated callable notes and the R2,0 billion loan provided by OMSA.

NEDCOR

Notes

Rights issue

To ensure that the group has sufficient capital to provide a foundation for growth and to meet Nedcor's anticipated minimum capital requirements, the group has proposed a rights offer to raise R5,0 billion of additional ordinary share capital, the application of which will allow it to achieve a better balance between Tier 1 and Tier 2 capital.

This capital raising, together with more active balance sheet management, is planned to enable the group to meet the proposed 7,5% regulatory minimum for primary capital by 31 December 2004. Active management of the balance sheet will include:

- the reorganisation of the group structure so that certain assets are not impaired for the purposes of the calculation of the group's capital adequacy;
- the disposal of non-core assets; and
- the reduction of risk-weighted assets.

Management believes that these measures will allow the group to achieve acceptable levels of new business in advances.

Old Mutual plc has undertaken to take up its rights under the rights issue. The balance of the new shares to be issued has been fully underwritten.

A circular is being posted to Nedcor shareholders today to convene a general meeting to increase the company's authorised but unissued share capital to facilitate the rights issue and the capitalisation share award as well as to allow the company to meet its obligations to issue shares required for its share incentive scheme prior to the annual general meeting.

The full terms of the rights issue, including the number of shares to be issued and the issue price, are expected to be announced no later than 25 March 2004. This will enable stakeholders to consider the financial results and our plans for the future, prior to the pricing of the issue. The rights issue will be subject to customary conditions, including regulatory approvals by the JSE Securities Exchange South Africa and the Registrar of Banks, and the underwriting agreement having become unconditional and not having been terminated in accordance with its terms.

The securities offered in the rights issue will not be registered under the US Securities Act of 1933, and may not be offered or sold without registration or an applicable exemption from the registration requirements.

Prices and values of, and income from, Nedcor's shares may go down, as well as up, and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

This announcement does not constitute an offering of securities in the United States, Canada, Australia or Japan or otherwise constitute an invitation to any person to acquire securities in any company within the group.

Recovery programme and prospects

Management believes that real progress has been made in addressing the strategic, financial, risk and structural issues confronting the group. In October 2003 the new Chief Executive, Tom Boardman, announced a five-point recovery programme:

- the appointment of a new executive team;
- a strategic review of the business;
- the successful completion of the M&R programme;
- improved transparency; and
- a clear focus on client service.

The immediate priority was to align the structure of the group with its strategy and reconstitute the Group Executive Committee. Accordingly, the group now comprises three principal business clusters, Nedbank Corporate, Nedbank Capital and Retail and Wealth Management. In addition, the former technology and operation functions of the group have been split into GBI and Group Operations.

The retail banking interests are being aligned, and Nedcor is in the process of integrating Peoples Bank under the Nedbank Retail banner. The group is at an advanced stage of negotiations with the BEE consortia of Peoples Bank in this regard.

At the same time the group finance function is being reviewed to improve financial management and management information systems. This includes the introduction of appropriate allocation policies around funds transfer pricing and cost transfer pricing as well as ensuring that capital is consistently applied within divisions. This will help to ensure appropriate measurement of a division's profitability and is expected to lead to greater accuracy and accountability of divisional management.

Notes

Seven new members were added to the group's executive team. They are Pete Backwell (Retail and Wealth Management), Graham Dempster (Nedbank Corporate), Len de Villiers (Group Operations), Brian Kennedy (Nedbank Capital), Ivan Mzimela (Group Human Resources), Rob Shuter (Corporate Affairs and Strategy) and Nolitha Fakude, formerly Chairperson of the Black Management Forum ('BMF'), who was recruited externally to coordinate BEE and, the implementation of the requirements of the Financial Sector Charter in the group. The newly appointed management team is actively addressing the governance and structural and cultural issues, and implementing measures to enhance returns to shareholders.

Bob Head has been seconded from Old Mutual plc to Nedcor as acting Chief Financial Officer at the request of Tom Boardman. The board is currently considering a number of candidates for the position of Chief Financial Officer, and expects to make an appointment in the next six months.

Nedcor has initiated a project to realise its non-core assets, including certain technology investments, non-core foreign operations in Nedcor Wealth Management, and its luxury property investments.

The group acknowledges that its progress relating to the Financial Sector Charter has been hampered by the merger and the unfolding events of the past year. During this time of uncertainty it has been difficult to initiate plans with potential empowerment partners and the ability to recruit and retain black professionals has also been limited. The group remains determined to meet its targets under the Financial Sector Charter and will pursue its transformation goals with vigour in the year ahead.

The merger and restructuring process is proceeding according to a well-defined plan, and most synergy benefits are being realised earlier than originally projected. The full annual benefit of R700 million is expected to be realised during 2006. The total cost to achieve these merger benefits is still expected to be R868 million.

The major migration of the Business Banking Division's corporate clients was completed in February 2004, and the last client migration project is the transfer of NBS clients to the Nedbank Retail Division during 2004. It then remains to consolidate certain data centres, general ledgers and other back-office functions for the merger to be completed.

A key strategy of the group is to increase the number of clients for whom it is the primary banker, in both the corporate and retail markets. To achieve this goal the group is focusing on providing enhanced client service through the following key initiatives:

- a major client-service-related initiative involving comprehensive staff training is being introduced over the next six months;
- systems are being reviewed and functionality is being improved to ensure that products are client-focused;
- client research is being intensified; and
- staff incentive schemes are being implemented to align rewards with client service excellence.

Transparency is an ongoing priority, and management is committed to pursuing this policy both internally and externally. Management believes that there is now greater transparency on the financial position of the group following the comprehensive review of its balance sheet, the ongoing derisking of its balance sheet through interest rate and foreign exchange risk management and the solid AC133 credit risk impairments against non-performing advances. Management believes that this results announcement demonstrates its commitment to this policy, which will continue.

Board of directors

The Chairman of Nedcor, Chris Liebenberg, who will reach the mandatory retirement age this year, will be retiring, after more than fifty years' service with the group, at the time of the annual general meeting ('AGM') of shareholders in May. Warren Clewlow, currently the Deputy Chairman, will succeed Mr Liebenberg. The group is not proposing to appoint a Deputy Chairman.

In accordance with the recommendations of the Myburgh Commission the number of directors on the Nedcor Board is being reduced. It is the group's intention that in future only the Chief Executive and the Chief Financial Officer will be Executive Directors on the board.

In line with this policy Executive Directors Barry Hore and Derek Muller, who retire by rotation and are eligible for reelection as directors at the AGM, will not be making themselves available for reelection.

Executive Directors Izak Botha and Stuart Morris have both elected to take early retirement with effect from 31 May 2004, and will be stepping down from the board with effect from 23 February 2004.

As a result of these changes, the board will be reduced from 22 to 17, which aligns the group more closely with the governance requirements of King II and the recommendations of the Myburgh Report. The board has also established a Financial Oversight Committee under the chairmanship of experienced South African banker Chris Ball, who is an independent non-executive director of the group. The mandate of the committee is to ensure that the group's accounting and control systems meet the highest standards.

Notes

Relationship with Old Mutual plc

The relationship between Nedcor and its parent company, Old Mutual plc, has strengthened over the past year, as evidenced by Old Mutual's support for the recovery programme, the granting of the R2,0 billion loan described above, the secondment of Bob Head, and its commitment to take up rights in the forthcoming rights issue. The relationship has now been formalised through an agreement that outlines the manner in which the two companies will conduct their relationship. This agreement can be obtained from both companies.

Dividend policy

The board of directors has amended the group's dividend policy for 2004 onwards to a range of between 3,0 and 3,5 times cover at the headline earnings level. Management believes that this policy will allow Nedcor to retain sufficient qualifying capital and reserves to grow the business.

Changes in group structure and in basis of accounting

These abridged financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. BoE was acquired and consolidated with effect from 1 July 2002 and the outstanding NIB minorities of 16% were acquired and consolidated with effect from 1 October 2002. In addition, in accordance with South African Generally Accepted Accounting Practices, Nedcor was required to adopt the complex accounting standard AC133 'Financial instruments: Recognition and Measurement' with effect from 1 January 2003. This was a significant change in the basis of accounting for the banking industry. AC133 is a prospective statement, which means that historical figures are not adjusted to the new basis of accounting, and adjustments to determine the new equity and asset and liability base are dealt with as transitional adjustments to opening retained earnings.

A number of amendments to International Financial Reporting Standards ('IFRS') were published at the end of 2003 and several others are likely to be introduced during 2004. The significant changes that are likely to affect Nedcor's results include the calculation and expensing of share options and changes to IAS 39 (AC133 in South Africa), which will be effective from 1 January 2005. Furthermore, South African companies listed on the JSE Securities Exchange South Africa will have to comply with IFRS from 2005 onwards.

Two accounting standards that have been in place for some time, being AC105 (leases) and AC102 (tax), are particularly relevant to structured finance deals. AC105 requires that income on lease-based structured finance deals be recognised from period to period without taking account of the tax cash flows inherent in the deal, only the cash flows from the client. By the same token, AC102 requires that tax benefits passed on to the client in the form of lower funding costs be reported as reduced tax charges.

Nedcor had recognised revenue in accordance with the economic reality of the structured finance deal, over the life of the deal, taking account of when the economic (not accounting) benefits of the tax cash flows arose. Following a guideline released by the Banking Council, Nedcor identified that it was not in line with the treatment applied in the rest of the industry. Accordingly the group restated its financial results to comply fully with accounting standards as explained under 'Restatement of accounts' and 'Reconciliation of 2002 financial results'. This has led to the reclassification of certain revenue and taxation items, which are detailed above.

Following recent amendments to IFRS it is likely that accounting standard AC112 (foreign exchange) will also change. This will mean that some of the foreign exchange translation losses or gains will be taken directly to reserves in the future.

Implementation of AC133

AC133 impacts on the recognition and measurement of financial instruments, including credit impairments against advances. To address the prospective nature of the statement the transitional adjustments to the carrying values of financial instruments at 1 January 2003 are recognised directly in opening retained earnings.

AC133 is based on International Accounting Standard 39 ('IAS 39'), which is subject to a number of amendments and interpretations, the most recent of which does not yet form part of AC133. Furthermore, interpretation and presentation issues with regard to the implementation of AC133 in South Africa continue to be debated by the accounting profession and business locally. The treatment adopted by Nedcor in these results accords with the current interpretation of recommended practice.

Credit impairment adjustments

For a discussion of credit impairment adjustments, see 'Credit Impairment' above.

Fair-value adjustments

AC133 requires all financial instruments to be classified, which classification determines the accounting treatment. Nedcor has accordingly reclassified the bulk of its financial assets and liabilities as 'originated loans' and 'non-trading liabilities', respectively, which continue to be carried at original or amortised cost. The remainder are dealt with as follows:

Notes

Held-for-trading portfolios

AC133 requires certain financial instruments to be measured at their fair value. This includes all derivatives and instruments held for trading purposes. In addition, in terms of the statement Nedcor has elected to designate certain financial instruments at fair value to reflect the match between such items and their hedge. The fair-value adjustments at 1 January 2003 required in respect of the above financial instruments are recognised as an adjustment to opening retained income and thereafter in the income statement.

Embedded derivatives

An embedded derivative arises when derivatives are a component of a financial instrument in such a way that the cash flows in respect of the instrument vary in a similar way to those in respect of a standalone derivative. In certain circumstances embedded derivatives are accounted for separately at their fair value.

Internal transactions

Prior to AC133 common local and international banking practice was to recognise internal hedging derivatives. Risks were pooled and managed centrally at a bankwide level. AC133 prescribes the accounting treatment for hedges and accordingly banks have been required to reconsider the accounting treatment of internal hedges. Nedcor has identified and eliminated all internal transactions, thereby reflecting external derivatives only.

Available-for-sale portfolios

Financial assets are classified as available-for-sale where the intention, origination and designation of an instrument do not fall within the ambit of the other asset classifications. Available-for-sale instruments are typically assets that are held for a longer period and in respect of which short-term fluctuations in value do not affect Nedcor's hold or sell decision. In terms of AC133 Nedcor has elected to recognise fair-value gains and losses on these instruments directly in equity until such time as such an instrument is derecognised. However, when available-for-sale equity instruments are determined to be impaired to the extent that the fair value declines below its original cost, as is the case with Nedcor's investment in Dimension Data plc, the resultant losses are recognised in the income statement.

Non-qualifying foreign exchange hedges

Items that were hedged with forward exchange contracts have in certain cases in the past been recognised at the forward rate to reflect their hedged nature. In terms of AC133 all derivatives, including hedging derivatives and forward exchange contracts, need to be recognised at their fair value. Some structured transactions originating from NIB did not qualify as hedges under AC133 and the necessary adjustments at 1 January 2003 are recognised in opening retained income and thereafter in the income statement.

Reviewed results – auditors' opinion

These results have been reviewed by the company's auditors, KPMG Inc and Deloitte & Touche, and the review opinion is available for inspection at the company's registered office.

Capitalisation award with cash dividend election

The directors of Nedcor Limited ('the company') have resolved to issue fully paid ordinary shares in the company as a capitalisation award to ordinary shareholders. Such shareholders will be entitled, in respect of all or part of their shareholding, to elect instead to receive a cash dividend of 35 cents per ordinary share ('the election'). New fully paid ordinary shares in the company will be issued only to those ordinary shareholders who do not elect in respect of all or part of their shareholding, on or before Thursday, 8 April 2004, to receive the aforementioned dividend.

In accordance with the provisions of STRATE, the electronic settlement and custody system used by the JSE Securities Exchange South Africa, the relevant dates for the capitalisation award with cash dividend election are as follows:

Last day to trade to participate in the capitalisation award	Thursday, 1 April 2004
Shares trade ex dividend	Friday, 2 April 2004
Listing of new ordinary shares commences	Friday, 2 April 2004
Last day to elect cash dividend by 12:00 (see note)	Thursday, 8 April 2004
Record date	Thursday, 8 April 2004
Payment date (for shareholders who elected cash) and new shares issued	Tuesday, 13 April 2004

Shares may not be dematerialised or rematerialised between Friday, 2 April 2004, and Thursday, 8 April 2004.

The number of capitalisation shares to which shareholders are entitled will be determined in the ratio that 35 cents per ordinary share bears to the offer price in respect of the rights issue to be undertaken by the company and the pricing of which will be announced no later than Thursday, 25 March 2004. Trading in the STRATE environment does not permit fractions and fractional entitlements. Accordingly, where a shareholder's entitlement to new ordinary shares calculated in accordance with the above

NEDCOR

formula gives rise to a fraction of a new ordinary share, such fraction will be rounded up to the nearest whole number where the fraction is greater than or equal to 0,5 and rounded down to the nearest whole number where the fraction is less than 0,5.

Documentation dealing with the capitalisation award and cash dividend election will be posted to shareholders on or about Wednesday, 17 March 2004.

Note:
Dematerialised shareholders are required to notify their duly appointed central securities depository participant ('CSDP') or broker of his/her election in the manner and at the time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.

For and on behalf of the board

CF Liebenberg
Chairman

TA Boardman
Chief Executive

23 February 2004

Registered office
Nedcor Limited, 135 Rivonia Road, Sandown 2196
PO Box 1144, Johannesburg 2000

Transfer secretaries
Computershare Limited, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107

Directors
CF Liebenberg, *(Chairman)*; WAM Clewlow *(Deputy Chairman)*; TA Boardman *(Chief Executive)*; Prof MM Katz *(Vice-chairman)*; CJW Ball; Dr IJ Botha; RG Cottrell; BE Davison; N Dennis *(British)*; Prof B Figaji; BJS Hore; MJ Levett; JB Magwaza; ME Mkwanazi; SG Morris; DGS Muller; ML Ndlovu; PF Nhleko; TH Nyasulu; JVF Roberts *(British)*; CML Savage; JH Sutcliffe *(British)*

Company Secretary GS Nienaber

Registration number	1966/010630/06
Share code	NED
ISIN number	ZAE000004875

Notes

Lead sponsor to Nedcor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Sponsor to Nedcor

NEDBANK CORPORATE

Transactional sponsor to Nedcor in respect of the rights issue

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Financial highlights

Efficiency ratio (%)



58
57
52
52
54
59
70
97
98
99
00
01
02
03

Dividends per share (cents)



200
308
320
400
500
515
240
97
98
99
00
01
02
03

for the year ended 31 December

	% change	2003	2002 Restated
Earnings reconciliation			
(Loss)/Income attributable to ordinary shareholders (Rm)		**(1 600)**	875
Less: non-headline earnings items (Rm)		**(1 655)**	(1 601)
Exceptional items (Rm)		**(1 693)**	(1 793)
Taxation on exceptional items (Rm)		**38**	192
Headline earnings (Rm)		**55**	2 476
Headline earnings (excluding foreign currency translation losses) (Rm)		**1 471**	3 692
Key ratios			
Headline earnings per share (cents)		**20**	979
Headline earnings per share (cents) (excluding foreign currency translation losses)		**542**	1 459
Return on shareholders' funds (%)		**0,32**	14,05
Return on shareholders' funds (%) (excluding foreign currency translation losses)		**8,49**	20,95
Return on total assets (%)		**0,02**	0,84
Return on total assets (%) (excluding foreign currency translation losses)		**0,46**	1,25
Non-interest revenue to total income (%)		**49,0**	48,5
Efficiency ratio (%)		**77,5**	65,4
Efficiency ratio (%) (excluding foreign currency translation losses)		**70,1**	59,2
Net interest income to interest-earning assets (%)		**2,96**	2,95
Impairments to total advances (%)		**3,3**	3,3
Balance sheet			
Ordinary shareholders' equity (Rm)	(32)	**11 647**	17 046
Total shareholders' equity (Rm)	(23)	**15 101**	19 536
Deposit, current and other creditors (Rm)	10	**259 757**	236 526
Advances and other debtors (Rm)	(1)	**214 259**	194 862
Gross (Rm)		**221 567**	201 410
Impairment (Rm)		**(7 308)**	
Specific provisions (Rm)			(4 831)
General provisions (Rm)			(1 717)
Total assets (Rm)	(1)	**321 429**	324 767
Total assets under management (Rm)	(18)	**102 090**	124 343
Share statistics			
Number of shares in issue (m)		**274,7**	270,6
Weighted average number of shares (m)		**271,5**	253,0
Earnings per share (cents)		**(589)**	346
Fully diluted weighted average number of shares (m)		**271,9**	254,9
Diluted headline earnings per share (cents)		**20**	971
Dividends per share (cents)		**240**	515
Dividend cover (times)		**0,1**	1,9
Net asset value per share at book value (cents)		**4 240**	6 300
Share price (cents)		**6 203**	11 110
Price earnings ratio (historical)		**305**	11,4
Market capitalisation (Rbn)		**17,0**	30,1

Income statement

NEDCOR

for the year ended 31 December

Rm	% change	2003	2002 Restated
Interest income	19	**28 141**	23 607
Interest expense	21	**21 333**	17 652
Net interest income	14	**6 808**	5 955
Non-interest revenue	17	**7 953**	6 822
Foreign currency translation losses	16	**(1 416)**	(1 216)
Total income after foreign currency translation losses	15	**13 345**	11 561
Impairment of advances		**2 063**	
Specific and general provisions raised			1 467
Exceptional general provision reversed			(400)
Income after impairment of advances	8	**11 282**	10 494
Operating expenses	35	**9 950**	7 366
Merger and reorganisation expenses	>100	**394**	193
Profit from operations before exceptional items	(68)	**938**	2 935
Exceptional items	(6)	**(1 693)**	(1 793)
Capital loss on investment in Dimension Data			(1 080)
Amortisation and impairment of goodwill	>100	**(1 803)**	(501)
Profit/(loss) on sale of subsidiaries, investments and fixed assets	>(100)	**349**	(58)
Merger and reorganisation expenses			(35)
Net impairment of investments and fixed assets	>100	**(239)**	(119)
(Loss)/profit from operations	>(100)	**(755)**	1 142
Attributable earnings of associates	(19)	**132**	162
(Loss)/profit before taxation	>(100)	**(623)**	1 304
Taxation	87	**823**	441
Taxation on merger and reorganisation expenses	>100	**(74)**	(23)
Taxation on exceptional items	(80)	**(38)**	(192)
(Loss)/profit after taxation	>(100)	**(1 334)**	1 078
Minority interest attributable to ordinary shareholders	(34)	**(133)**	(203)
Minority interest attributable to preference shareholders		**(133)**	
Net (loss)/income attributable to ordinary shareholders	>(100)	**(1 600)**	875

Headline earnings



2 999
3 919
4 118
6 423
6 136
6 300
4 240
1 460
1 753
2 263
2 362
2 238
2 476
55
97
98
99
00
01
02
03

Headline earnings (Rm)
Net asset value per share (cents)

Headline earnings and headline earnings per share



1 426
659
1 900
822
2 406
1 024
3 012
1 260
3 789
1 574
2 476
979
55
20
97
98
99
00
01
02
03

Headline earnings (Rm)
Headline earnings per share (cents)

Balance sheet

Notes

as at 31 December

Rm	% change	2003	2002 Restated
Assets			
Cash and short-term funds	(26)	**12 227**	16 607
Other short-term securities	(29)	**10 610**	14 987
Government and public sector securities	79	**26 244**	14 647
Derivative instruments	(44)	**28 496**	50 786
Advances and other debtors	10	**214 259**	194 862
Sundry debtors	15	**6 554**	5 684
Deferred taxation asset	80	**3 225**	1 788
Current taxation prepaid	(39)	**256**	421
Investments	(22)	**5 415**	6 933
Investments in associate companies	8	**1 627**	1 504
Other investments	(30)	**3 788**	5 429
Insurance assets	(35)	**5 152**	7 891
Property and equipment	(6)	**2 684**	2 854
Computer software and capitalised development costs	(1)	**1 710**	1 730
Goodwill	(16)	**3 762**	4 457
Customers' indebtedness for acceptances	(25)	**835**	1 120
Total assets	(1)	**321 429**	324 767
Shareholders' equity and liabilities			
Ordinary share capital	1	**275**	271
Ordinary share premium	6	**4 801**	4 536
Non-distributable reserves	>(100)	**(96)**	216
Distributable reserves	(44)	**6 667**	12 023
Ordinary shareholders' equity	(32)	**11 647**	17 046
Minority shareholders' equity attributable to preference shareholders	(41)	**2 802**	1 987
Attributable to ordinary shareholders	30	**652**	503
Total shareholders' equity and minority interest	(23)	**15 101**	19 536
Deposit, current accounts and other creditors	10	**259 757**	236 526
Derivative instruments	(44)	**28 206**	50 233
Deferred taxation liabilities	26	**2 148**	1 710
Current taxation liabilities	(21)	**144**	183
Insurance funds	(35)	**5 152**	7 891
Long-term debt instruments	33	**10 086**	7 568
Liabilities under acceptances	(25)	**835**	1 120
Total shareholders' equity and liabilities	(1)	**321 429**	324 767
Guarantees on behalf of customers excluded from assets		**12 403**	11 966

AC133: Balance sheet classification of financial instruments as at 31 December 2003

Rm	Assets	Liabilities
Fair value	70 045	**40 797**
Held for trading	**68 078**	**40 797**
Available for sale	**1 967**	
Amortised cost	251 384	**265 531**
Originated loans and receivables	**236 797**	
Held to maturity	**1 323**	
Non-trading liabilities		**263 239**
Other assets and liabilities	**13 264**	**2 292**
Shareholders' funds		**15 101**
	321 429	**321 429**

Cash flow statement

NEDCOR

for the year ended 31 December

Rm	2003	2002 Restated
Cash flows from operating activities	**3 753**	3 057
Cash received from clients	**35 797**	29 111
Cash paid to clients, employees and suppliers	**(30 668)**	(24 945)
Dividends received	**152**	173
Ordinary dividends paid	**(1 395)**	(1 282)
Preference dividends paid	**(133)**	
Net (increase)/decrease in operating funds	**(13 762)**	2 131
Taxation paid	**(616)**	(765)
Net cash generated/(utilised) in investing activities	**2 654**	(7 096)
Net cash provided by financing activities	**3 591**	8 302
Net proceeds of ordinary share issue	**269**	3 240
Net proceeds of preference shares issued	**815**	1 987
Net increase in subordinated debt	**2 507**	3 075
Net (decrease)/increase in cash and short-term funds	**(4 380)**	5 629
Cash and short-term funds at beginning of year	**16 607**	10 978
Cash and short-term funds at end of year	**12 227**	16 607

Net asset value per share



3,35
2,56
3,33
2,66
2,02
1,76
1,46
2 999
3 919
4 118
6 423
6 136
6 300
4 240
97
98
99
00
01
02
03
Net asset value per share (cents)
Price to book ratio

Statement of changes in shareholders' equity

Notes

Rm	Number of ordinary shares	Ordinary share capital	Ordinary share premium	Preference share capital and premium
Balance at 31 December 2001 as previously reported	242 004 142	242	1 326	
Opening adjustment				
Balance at 31 December 2001 as restated	242 004 142	242	1 326	
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	3 284 261	3	2 924	
Shares issued for claw-back transaction with minorities	3 269 002	3		
Shares issued to NiB minorities	9 438 942	10		
Shares issued to shareholders of BoE	10 377 073	11		
Shares sold by subsidiary	3 542 662	3	453	
Shares purchased by subsidiary	(1 338 429)	(1)	(158)	
Preference shares issued				2 000
Share issue expenses			(9)	(13)
Income for the year attributable to shareholders				
Transfer from/(to) reserves				
Release of reserve previously not available				
Foreign currency translation differences				
Dividends to shareholders				
Acquisition of subsidiaries				
Other				
Balance at 31 December 2002	270 577 653	271	4 536	1 987
AC133 transitional adjustments				
Adjusted balance at 31 December 2002	**270 577 653**	**271**	**4 536**	**1 987**
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	**4 079 105**	**4**	**377**	
Shares sold by subsidiaries	**97 667**		**(111)**	
Preference shares issued				**825**
Preference share issue expenses			**(1)**	**(10)**
Preference share dividend paid				**(133)**
Loss for the year attributable to shareholders				**133**
Transfer from/(to) reserves				
Release of reserve previously not available				
Foreign currency translation differences				
Dividends to shareholders				
AC133 available for release				
Revaluation of assets				
Deregistration of subsidiaries				
Acquisition of subsidiaries				
Other				
Balance at 31 December 2003	**274 754 425**	**275**	**4 801**	**2 802**

AC133 Reserve adjustments

Distributable reserves
Impairment of advances
Fair value adjustments
Taxation
Minority interest

Total adjustment to distributable reserves

NDR – available for sale reserve
Fair value adjustments
Taxation
Minority interest

Total adjustment to non-distributable reserves opening balance

NEDCOR

Reserves not for available distribution	Foreign currency translation reserve	AC133 available for sale reserve	Other non-distributable reserves	Distributable reserves	Minority shareholders' interest	Total
166	383		154	12 559	881	15 711
				109		109
166	383		154	12 668	881	15 820
						–
						2 927
						3
						10
						11
						456
						(159)
						2 000
						(22)
				875	203	1 078
263			(17)	(246)		–
(332)						(332)
	(411)					(411)
				(1 282)		(1 282)
					(587)	(587)
			10	8	6	24
97	(28)	–	147	12 023	503	19 536
		15		(2 109)		(2 094)
97	**(28)**	**15**	**147**	**9 914**	**503**	**17 442**
						381
						(111)
						825
						(11)
						(133)
				(1 600)	**133**	**(1 334)**
266			**(60)**	**(206)**		
(357)						**(357)**
	(181)					**(181)**
				(1 395)		**(1 395)**
		(15)				**(15)**
			20	**(9)**		**11**
				(14)		**(14)**
					36	**36**
				(23)	**(20)**	**(43)**
6	**(209)**	**-**	**107**	**6 667**	**652**	**15 101**

Rm	Rm
	(1 700)
	(1 205)
	795
	1
	(2 109)
28	
(8)	
(5)	
15	

Shareholders' funds (Rbn)



6,9
9,1
10,1
15,8
15,8
19,5
15,1
97
98
99
00
01
02
03

Income drivers

Notes

for the year ended 31 December	2003	2002 Restated	
Net interest income	**6 808**	5 955	Net interest income/advances
Non-interest revenue	**6 537**	5 606	
Income from normal operations	**13 345**	11 561	Other income
Operating expenses	**(10 344)**	(7 559)	Overheads/advances
Net income before doubtful debts	**3 001**	4 002	
Impairment/specific and general provisions	**(2 063)**	(1 067)	Provisions/advances
Associate company earnings	**132**	162	Associate/advances
Headline profit before taxation	**1 070**	3 097	
Taxation	**(749)**	(418)	1 – Tax rate
Headline profit after taxation	**321**	2 679	
Minority interest	**(266)**	(203)	1 – Minority interest in core profit
Headline earnings	**55**	2 476	
			Advances/total assets
Average interest earning assets*	**229 696**	201 987	**Return on total assets**
Daily average total assets*	**292 592**	278 566	**Gearing**
Daily average capital*	**19 104**	20 660	**Return on ordinary shareholders' equity**

** Refer average balance sheet (page 14)*

NEDCOR

Notes


2003
3,3%
multiply
2,0
6,6%
less
(5,1%)
less
(1,0%)
0,1%
0,6%
multiply
0,30
0,2
Efficiency
77,5%
Bad debts/ margin
30,3%
0,2%
multiply
63,3%
=
0,1%
multiply
17,2
multiply
0,2
=
0,3%
2002
3,4%
multiply
2,0
6,8%
less
(4,4%)
less
(0,6%)
0,1%
1,9%
multiply
0,87
0,9
Efficiency
65,4%
Bad debts/ margin
17,9%
1,6%
multiply
65,8%
=
1,1%
multiply
14,6
multiply
0,9
=
14,5%

Operational segmental reporting

Notes

31 December Rbn	Nedcor 2003	 2002	Nedbank Corporate 2003	 2002	Imperial Bank 2003	 2002
Average assets						
Short-term funds and trading securities	**32**	31	**5**	5	**1**	1
Mortgage loans	**60**	51	**14**	11	**3**	2
Credit card balances	**3**	4				
Leases and instalment debtors	**24**	17	**13**	9	**6**	4
Loans and overdrafts	**112**	99	**127**	63		
Other assets	**33**	27	**3**	4	**1**	
Total assets	**264**	229	**162**	92	**11**	7
Total interest-earning assets	**230**	202	**159**	118	**10**	7
Current and savings accounts	**37**	30	**13**	9		
Deposit and loan accounts	**201**	173	**142**	75	**10**	6
Long-term debt	**7**	5		1		
Allocated capital	**19**	21	**7**	7	**1**	1
Equity and liabilities	**264**	229	**162**	92	**11**	7
Income statement						
Rm						
Net interest income	**6 808**	5 955	**4 171**	2 921	**574**	371
Non-interest revenue	**7 953**	6 822	**1 892**	1 481	**211**	136
Gross operating income	**14 761**	12 777	**6 063**	4 402	**785**	507
Total specific and general provisions	**2 063**	1 467	**587**	601	**232**	105
Net operating income	**12 698**	11 310	**5 476**	3 801	**553**	402
Total expenses	**9 950**	7 366	**2 956**	2 016	**326**	181
Net profit before tax	**2 748**	3 944	**2 520**	1 785	**227**	221
Total tax	**823**	441	**661**	365	**(4)**	57
Net profit after tax	**1 925**	3 503	**1 859**	1 420	**231**	164
Associate income	**132**	162	**72**	120		
Minority shareholders' interest	**133**	203		8	**115**	82
Preference dividend paid	**133**					
Income before:	**1 791**	3 462	**1 931**	1 532	**116**	82
Translation losses	**(1 416)**	(1 216)				
General provision reversal		400				
Merger and reorganisation costs	**(320)**	(170)				
Headline earnings	**55**	2 476	**1 931**	1 532	**116**	82
Selected ratios						
Return on average assets (%)		1,3	**1,2**	1,7	**1,1**	1,1
Return on average equity (%)	**0,3**	14,8	**28,4**	22,8	**16,5**	10,7
Interest margin (%)	**3,0**	3,0	**2,6**	2,5	**5,5**	5,2
Impairments to net interest income (%)	**30,3**	24,6	**14,1**	20,6	**40,4**	28,4
Impairments to advances (%)	**3,2**	4,4	**1,5**	1,8	**13,7**	3,9
Non-interest revenue to gross income (%)	**53,9**	53,4	**31,2**	33,6	**26,9**	26,8
Efficiency ratio (%)			**48,8**	45,8	**41,5**	35,7
Effective tax rate (%)	**29,9**	11,2	**26,2**	20,5	**(1,8)**	25,8
Staff complement (average)	**24 273**	22 153	**4 769**	3 390	**566**	388
Staff complement (actual)	**24 205**	25 240	**4 534**	4 725	**643**	501

NEDCOR

Notes

Rbn	Nedbank Capital 2003	2002	Nedbank Retail and Wealth 2003	2002	Peoples Bank 2003	2002
Average assets						
Short-term funds and trading securities	**27**	27	**3**	4	**1**	1
Mortgage loans			**35**	29	**8**	7
Credit card balances			**3**	4		
Leases and instalment debtors			**5**	4		
Loans and overdrafts	**114**	58	**24**	24	**5**	2
Other assets	**1**	2	**10**	6	**1**	
Total assets	**142**	87	**80**	71	**15**	10
Total interest-earning assets	**141**	86	**72**	66	**15**	10
Current and savings accounts			**19**	18	**5**	1
Deposit and loan accounts	**141**	85	**56**	48	**8**	7
Long-term debt						
Allocated capital	**1**	2	**5**	5	**2**	2
Equity and liabilities	**142**	87	**80**	71	**15**	10
Income statement						
Rm						
Net interest income	**(147)**	91	**2 926**	2 791	**1 149**	792
Non-interest revenue	**1 658**	1 256	**3 007**	2 706	**515**	284
Gross operating income	**1 511**	1 347	**5 933**	5 497	**1 664**	1 076
Total specific and general provisions	**189**	(8)	**532**	538	**401**	254
Net operating income	**1 322**	1 355	**5 401**	4 959	**1 263**	822
Total expenses	**773**	617	**4 595**	3 957	**1 159**	557
Net profit before tax	**549**	738	**806**	1 002	**104**	265
Total tax	**190**	197	**243**	271	**70**	(167)
Net profit after tax	**359**	541	**563**	731	**34**	432
Associate income		1	**18**	8		
Minority shareholders' interest			**17**	20		130
Preference dividend paid						
Income before:	**359**	542	**564**	719	**34**	302
Translation (losses)/gains						
General provision reversal						
Merger and reorganisation costs					**(14)**	
Headline earnings	**359**	542	**564**	719	**20**	302
Selected ratios						
Return on average assets (%)	**0,3**	0,6	**0,7**	1,0	**0,1**	3,1
Return on average equity (%)	**29,5**	37,1	**10,7**	14,1	**1,1**	18,9
Interest margin (%)	**(0,1)**	0,1	**4,1**	4,2	**7,8**	8,2
Impairments to net interest income (%)	**(128,4)**	(8,7)	**18,2**	19,3	**34,9**	32,1
Impairments to advances (%)	**0,1**	0,2	**2,0**	1,9	**6,7**	14,3
Non-interest revenue to gross income (%)	**109,7**	93,2	**50,7**	49,2	**31,0**	26,4
Efficiency ratio (%)	**51,2**	45,8	**77,4**	72,0	**69,6**	51,7
Effective tax rate (%)	**34,7**	26,7	**30,1**	27,0	**67,5**	(62,8)
Staff complement (average)	**790**	662	**5 357**	5 166	**2 261**	1 331
Staff complement (actual)	**785**	759	**5 240**	5 664	**2 027**	1 345

Operational segmental reporting continued

31 December Rbn	Shared services 2003	2002	Capital management and central funding 2003	2002	Eliminations, translation losses and merger and reorganisation 2003	2002
Average assets						
Short-term funds and trading securities	1			1	(6)	(8)
Mortgage loans				2		
Credit card balances						
Leases and instalment debtors						
Loans and overdrafts			26	15	(184)	(63)
Other assets	13	11	9	7	(5)	(3)
Total assets	14	11	35	25	(195)	(74)
Total interest-earning assets		4	28	20	(195)	(109)
Current and savings accounts				2		
Deposit and loan accounts	18	14	18	13	(192)	(75)
Long-term debt			7	4		
Allocated capital	(4)	(3)	10	6	(3)	1
Equity and liabilities	14	11	35	25	(195)	(74)
Income statement Rm						
Net interest income	(729)	(575)	(1 136)	(436)		
Non-interest revenue	6 371	5 010	(5 701)	(4 051)		
Gross operating income	5 642	4 435	(6 837)	(4 487)		
Total specific and general provisions	8	18	114	(41)		
Net operating income	5 634	4 417	(6 951)	(4 446)		
Total expenses	6 490	4 932	(6 349)	(4 894)		
Net profit before tax	(856)	(515)	(602)	448		
Total tax	158	(1)	(495)	(281)		
Net profit after tax	(1 014)	(514)	(107)	729		
Associate income	43	26	(1)	7		
Minority shareholders' interest	1	93		(130)		
Preference dividend paid			133			
Income before:	(972)	(581)	(241)	866		
Translation losses					(1 416)	(1 216)
General provision reversal						400
Merger and reorganisation costs					(306)	(170)
Headline earnings	(972)	(581)	(241)	866	(1 722)	(986)
Selected ratios						
Return on average assets (%)						
Return on average equity (%)						
Interest margin (%)						
Impairments to net interest income (%)						
Impairments to advances (%)						
Non-interest revenue to gross income (%)						
Efficiency ratio (%)						
Effective tax rate (%)						
Staff complement (average)	10 507	10 879	23	338		
Staff complement (actual)	10 956	12 050	20	678		

Contribution to headline earnings

NEDCOR

Notes

for the year ended 31 December

Rm	2003	2002 Restated
By business		
Nedbank Corporate	**2 406**	2 156
Corporate Banking	**1 931**	1 532
– Corporate Banking	**785**	731
– Business Banking	**644**	375
– Property and asset finance	**370**	288
– International and Africa	**132**	138
Nedbank Capital	**359**	542
– Capital Markets	**124**	343
– Treasury	**203**	163
– Advisory	**32**	36
Imperial Bank	**116**	82
Retail and Wealth Management	**584**	1 021
Nedbank Retail and Wealth Management	**564**	719
– Retail	**396**	548
– Wealth Management	**118**	115
– Gerrard Private Bank	**50**	56
Peoples Bank	**20**	302
Shared Services	**(972)**	(581)
– GBI and Operations	**(196)**	(261)
– Finance, Tax, Risk and Corporate Affairs	**(495)**	(269)
– Group Operations	**(281)**	(51)
Capital Management and Central Funding	**(108)**	866
– Group Capital Management	**414**	1 120
– BoE funding	**(522)**	(254)
Preference share dividend paid	**(133)**	
Foreign currency translation losses, Merger and Reorganisation Costs, General provision release	**(1 722)**	(986)
Headline earnings	**55**	2 476
By geography		
South Africa	**(422)**	1 940
– South Africa – Operations	**1 433**	2 926
– Foreign currency translation losses, Merger and Reorganisation Costs, General provision release	**(1 722)**	(986)
– Preference share dividend paid	**(133)**	
Rest of Africa	**198**	272
Rest of world	**279**	264
Headline earnings	**55**	2 476

Average balance sheet and related interest

Net interest margin


4,00
3,70
3,67
3,54
3,30
2,95
2,96
97 98 99 00 01 02 03

Net interest margin (%)

as at 31 December

Rm	2003 Average balance sheet	2003 %	2003 Interest	2002 Average balance sheet	2002 %	2002 Interest
Assets						
Advances and other debtors:						
Mortgage loans	**60 422**	**12,9**	**7 815**	55 972	14,4	8 078
Lease and instalment debtors	**24 298**	**13,9**	**3 377**	18 520	15,4	2 859
Bills and acceptances	**5 225**	**10,0**	**523**	3 620	10,5	379
Overdrafts	**21 566**	**13,5**	**2 915**	19 795	13,2	2 617
Term loans and other*	**80 896**	**12,4**	**10 071**	67 045	9,8	6 608
Government and public sector securities	**11 616**	**9,4**	**1 093**	11 174	9,8	1 094
Short-term funds and securities	**32 169**	**6,0**	**1 923**	31 287	6,3	1 972
Doubtful debt provisions	**(6 496)**			(5 801)		
Interest reserve			**424**			
Interest-earning assets	**229 696**	**12,3**	**28 141**	201 612	11,7	23 607
Other non-interest-earning assets						
Cash, investments and property and equipment	**62 896**			76 956		
Total assets	**292 592**	**9,6**	**28 141**	278 566	8,5	23 607
Liabilities						
Deposit and loan accounts	**133 559**	**9,8**	**13 046**	120 350	9,6	11 552
Current and savings accounts	**37 630**	**4,9**	**1 851**	30 656	4,7	1 436
Negotiable certificates of deposit	**35 337**	**11,8**	**4 155**	18 912	10,9	2 069
Other liabilities**	**31 188**	**4,3**	**1 335**	32 615	6,2	2 017
Subordinated debt	**7 568**	**12,5**	**946**	5 140	11,2	578
Interest-bearing liabilities	**245 282**	**8,7**	**21 333**	207 673	8,5	17 652
Derivates	**28 206**			50 233		
Share capital and reserves	**19 104**			20 660		
Total shareholders' equity and liabilities	**292 592**	**7,3**	**21 333**	278 566	6,3	17 652
Margin on average assets		**2,3**	**6 808**	–	2,2	5 955
Net interest to weighted average interest-earning assets	**229 696**	**2,96**	**6 808**	201 612	2,95	5 955

Where possible, averages are calculated on daily balances.

* *Includes term loans, preference shares, factoring debtors, other lending-related instruments, customers' indebtedness for acceptances and general provision.*

** *Includes foreign currency liabilities, liabilities under acceptances, creditors and other accounts.*

Non-interest revenue

NEDCOR

for the year ended 31 December

Rm	% change	2003	2002 Restated
Commission and fees	15	**5 208**	4 540
Securities and exchange trading	43	**1 713**	1 199
Surplus on sale of investment banking assets	(23)	**243**	317
Other income	7	**635**	593
Dividends from investments	(12)	**152**	173
		7 953	6 822
Translation losses	16	**(1 416)**	(1 216)
Total non-interest revenue	17	**6 537**	5 606

Non-interest revenue to total income



42,3
45,0
43,6
44,8
52,0
48,5
49,0
2 610
3 211
3 394
3 917
5 709
5 606
6 537
97
98
99
00
01
02
03
Non-interest revenue (Rm)
NIR to total income (%)

Expenses

Expenses


58,4
56,8
52,0
51,9
53,5
65,4
77,5
3 601
4 009
4 055
4 538
5 417
7 559
10 344
97
98
99
00
01
02
03
Expenses (Rm)
Efficiency ratio (%)

for the year ended 31 December

Rm	% change	2003	2002 Restated
Expenses			
Staff	28	**4 949**	3 854
Computer processing	34	**1 270**	948
Communication and travel	27	**473**	371
Occupation and accommodation	27	**969**	765
Marketing and public relations	26	**559**	445
Fees and insurances	76	**1 046**	593
Office equipment and requisites	43	**321**	224
Other sundries	>100	**363**	166
Total operating expenses		**9 950**	7 366
Merger and reorganisation costs	>100	**394**	193
Total	37	**10 344**	7 559
Efficiency ratio (%)	23	**77,5**	65,4

Taxation

NEDCOR

as at 31 December

Rm	% change	2003	2002 Restated
Taxation			
Normal	>100	**289**	105
STC	>100	**101**	38
Transaction taxes	31	**359**	275
Total	79	**749**	418
Effective tax rate (%)	>100	**55**	5
Effective tax rate excluding foreign currency translation losses (%)		**18**	4

The effective tax rate, excluding the impact of foreign currency translation losses and exceptional items is, 2003: 32% and 2002: 10%

	2003 %	2002 %
Taxation rate reconciliation (excluding exceptional items)		
Standard rate of South African normal taxation	**30**	30
Dividend income	**(26)**	(7)
Differences between foreign tax rates and South African tax rate	**(5)**	(6)
Non-taxable investment income	**(15)**	(8)
Translation (losses)/gains	**60**	11
Recognition of tax loss	**(12)**	(10)
Other	**24**	(6)
Total taxation on income as percentage of profit before taxation (excluding exceptional items)	**55**	5
Total taxation as percentage of profit before taxation (excluding exceptional items)	**70**	13

Taxation


28
26
23
24
21
5
55
568
590
624
714
773
418
749
97
98
99
00
01
02
03
Taxation (Rm)
Effective tax rate (%)

Provisions and non-performing advances

Notes

as at 31 December

Rm	% change	2003	2002 Restated
Opening balance		**6 553**	5 465
Income statement charge		**2 063**	1 467
Impairment of advances		**2 063**	
General			(77)
Specific			1 544
Income statement exceptional item			(400)
Interest reserve			258
Bad debts recovered		**98**	76
AC133 transitional adjustment		**1 701**	
Bad debts written off/other transfers		**(3 364)**	(1 980)
Acquisition of subsidiaries		**257**	1 667
Total provisions for bad debts	12	**7 308**	6 553
Impairment of advances		**7 308**	
General provisions	(100)		1 717
Specific provisions	(100)		4 836
Total provisions for bad debts	12	**7 308**	6 553
Total advances	10	**221 567**	201 415
Non-performing advances			
Non-performing loans			
Mortgage advances		**3 204**	2 803
Instalment sales and leases		**926**	877
Other loans and advances		**3 034**	3 253
Properties in possession		**1 280**	1 068
Total non-performing advances	5,5	**8 444**	8 001
Expected recoveries		**3 660**	3 836
Expected loss	14,9	**4 784**	4 165
Ratio of provisions to advances (%)		**3,3**	3,3
Non-performing loans as % of advances		**3,2**	3,4
Properties in possession as % of advances		**0,6**	0,5
Non-performing advances as % of advances		**3,8**	4,0
Adequacy of provisions			
Gross coverage (%) (provisions over non-performing advances)		**87**	82
Net coverage (%) (provisions over expected losses)		**153**	157

Classification categories 2003

Rm	**Standard**	**Special-mention**	**Sub-standard**	**Doubtful**	**Loss**	**Properties in possession**	**Total**
Mortgage advances	**77 697**	**1 949**	**2 018**	**1 168**	**2 036**		**84 868**
Instalment sales and leases	**22 338**	**404**	**205**	**217**	**709**		**23 873**
Credit cards	**2 591**	**195**	**45**	**180**	**188**		**3 199**
Other loans and advances	**103 453**	**782**	**1 446**	**1 472**	**1 194**		**108 347**
Properties in possession (PIPs)						**1 280**	**1 280**
Total gross balances	**206 079**	**3 330**	**3 714**	**3 037**	**4 127**	**1 280**	**221 567**
% of total advances	**93,0**	**1,5**	**1,7**	**1,4**	**1,9**	**0,5**	

Classification categories 2002

Rm	Standard	Special-mention	Sub-standard	Doubtful	Loss	Properties in possession	Total
Mortgage advances	68 537	2 031	3 333	1 610	1 193		76 704
Instalment sales and leases	19 011	259	93	219	658		20 240
Credit cards	2 694	117	69	480			3 360
Other loans and advances	95 535	1 147	588	1 317	1 456		100 043
Properties in possession (PIPs)						1 068	1 068
Total gross balances	185 777	3 554	4 083	3 626	3 307	1 068	201 415
% of total advances	92,2	1,8	2,0	1,8	1,6	0,5	

NEDCOR

as at 31 December 2003

Rm	Mortgage advances	Instalment sales and leases	Other loans and advances	Properties in possession	**Total non-performing advances**	Expected recoveries	Expected loss
Non-performing advances							
Corporate Banking	178	109	874	8	**1 169**	428	741
Imperial Bank	149	510	59	31	**749**	231	518
Retail and Wealth Management	1 037	106	750	409	**2 302**	755	1 547
Peoples Bank	732	112	519	144	**1 507**	753	754
Shared Services	1 108	89	149	543	**1 889**	1 034	855
Capital Management and Central Funding			683	145	**828**	459	369
	3 204	926	3 034	1 280	**8 444**	3 660	4 784

as at 31 December

	2003 Rm	**2003** % adv	2002 Restated Rm	2002 Restated % adv
Non-performing loans (gross)	**8 444**	**3,8**	8 001	4,0
Expected recoveries	**3 660**	**1,6**	3 836	1,9
Expected losses (net)	**4 784**	**2,2**	4 165	2,1
Provisions (coverage)	**7 308**	**3,3**	6 553	3,3
Adequacy of provisions				
Gross coverage (%)	**87**		82	
Net coverage (%)	**153**		157	

Gross NPLs as a % of total loans and advances


2,8
2,7
3,3
4,7
4,5
4,0
3,7
79 400
98 351
106 618
123 856
156 209
201 415
221 567
97
98
99
00
01
02
03
Total advances (Rm)
% NPL of total advances

Impairment of advances/ specific and general provisions charge


14,4
17,8
19,8
18,8
19,2
24,6
30,3
512
698
869
910
1 058
1 467
2 063
97
98
99
00
01
02
03
Specific and general provisions charge (Rm)
% of net interest income

Analysis of deposits

Notes

as at 31 December

Rm	% change	2003	2002 Restated
Deposits			
Current accounts	33	**36 392**	27 307
Savings accounts	4	**10 411**	10 046
Other deposits and loan accounts	2	**148 846**	143 643
Foreign currency liabilities	(34)	**10 323**	15 734
Negotiable certificates of deposit	38	**31 897**	23 134
Liabilities in respect of repurchase agreements	(50)	**4 006**	7 987
Creditors and other accounts	>100	**17 882**	8 675
Deposit, current and other accounts	10	**259 757**	236 526

Intangible assets/goodwill

NEDCOR

Notes

as at 31 December

Rm	Amortisation periods	2003	2002 Restated
Computer software and development costs (carrying amount)			
Computer software	2 – 5 years	**1 335**	1 143
Customer product systems		**688**	447
Infrastructure and supporting systems		**156**	334
Risk management systems		**228**	120
Channel systems		**193**	182
Customer information systems		**70**	60
Computer development costs	none	**375**	587
Customer product systems		**99**	155
Infrastructure and supporting systems		**95**	110
Risk management systems		**60**	163
Channel systems		**72**	83
Customer information systems		**49**	76
		1 710	1 730

Rm	Amortisation periods	**Cost**	**2003 accumulated amortisation and impairments**	**Carrying amount**	Cost	2002 accumulated amortisation and losses	Carrying amount
Goodwill							
Major subsidiaries	5 – 20 years						
Gerrard Private Bank/ Fairbairn Trust Company		**477**	**146**	**331**	485	48	437
MHF					87	16	71
Peoples Bank		**198**	**198**		83	2	81
Imperial Bank		**283**	**25**	**258**	189	15	174
Acturis		**79**	**79**				
BoE Ltd		**3 727**	**901**	**2 826**	2 868	154	2 714
BoE (Pty) Ltd (formerly FTNIBAM)		**4**	**4**		149	1	148
Nedcor Investment Bank		**375**	**375**		375		375
NiB Securities					8		8
Commercial Bank of Namibia		**118**	**2**	**116**			
Other subsidiaries	5 – 20 years						
BoE Investment Management Ltd		**74**	**43**	**31**	74	14	60
Kwezi-BoE Asset Management (Pty) Ltd					16	2	14
Stenham Gestinor Ltd		**381**	**183**	**198**	372	39	333
Other	5 – 20 years	**69**	**67**	**2**	108	66	42
		5 785	**2 023**	**3 762**	4 814	357	4 457

Currency representation of the balance sheet

Exchange rates


17,5
12,1
13,9
8,6
11,8
6,6
01
02
03
Exchange rates US$
Exchange rates UK

31 December 2003	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	**276 856**	**9 161**	**24 827**	**10 585**	**321 429**
Cash and short-term funds	10 464	604	766	393	12 227
Other short-term securities	7 351	1 533	232	1 494	10 610
Government and public sector securities	22 622	86	1 861	1 675	26 244
Advances and other assets	217 550	4 398	20 761	6 600	249 309
Deferred taxation assets	3 222			3	3 225
Current taxation prepaid	256				256
Customers' indebtedness for acceptances	768	1	54	12	835
Other investments	6 695	2 467	1 117	288	10 567
Property, equipment and intangible assets	7 928	72	36	120	8 156
Total liabilities	**270 524**	**6 240**	**21 437**	**8 127**	**306 328**
Subordinated debt instruments	9 699		386	1	10 086
Deposits, current accounts and other liabilities	257 862	6 211	20 980	8 062	293 115
Deferred taxation liabilities	2 106			42	2 148
Current taxation liabilities	89	28	17	10	144
Liabilities under acceptances	768	1	54	12	835
Net assets	**6 332**	**2 921**	**3 390**	**2 458**	**15 101**
Capital	**7 787**	**2 069**	**4 582**	**663**	**15 101**
	1 455	**(852)**	**1 192**	**(1 795)**	**-**

31 December 2002 (Restated)	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	280 198	10 801	25 919	7 849	324 767
Cash and short-term funds	9 372	1 037	5 681	517	16 607
Other short-term securities	11 306	2 296	427	958	14 987
Government and public sector securities	9 644	42	3 210	1 751	14 647
Advances and other assets	227 450	4 943	14 761	4 178	251 332
Deferred taxation assets	1 788				1 788
Current taxation prepaid	421				421
Customers' indebtedness for acceptances	1 037	5	72	6	1 120
Other investments	10 389	2 389	1 719	327	14 824
Property, equipment and intangible assets	8 791	89	49	112	9 041
Total liabilities	273 218	8 151	18 027	5 835	305 231
Subordinated debt instruments	7 067		501		7 568
Deposits, current accounts and other liabilities	265 114	8 146	17 454	5 829	296 543
Liabilities under acceptances	1 037	5	72	6	1 120
Net assets	6 980	2 650	7 892	2 014	19 536
Capital	14 346	2 775	2 064	351	19 536
	7 366	125	(5 828)	(1 663)	-

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

Assets under management

NEDCOR

Notes

as at 31 December

Rm	2003	2002	2001
Managed funds			
Fair value of funds under management – by type			
Unit trusts	**18 765**	18 583	12 696
Third party	**28 482**	55 174	8 070
Private clients	**29 046**	25 400	5 909
Other financial services	**25 797**	25 186	12 249
	102 090	124 343	38 924
Fair value of funds under management – by geography			
South Africa	**43 393**	61 860	13 819
Rest of Africa		348	556
United Kingdom	**40 702**	43 187	605
United States		4 281	168
Rest of world	**17 995**	14 667	23 776
	102 090	124 343	38 924

Rm	Unit trusts	Third party	Other financial services	Total
Reconciliation of movement in funds under management – by type				
Opening balance	18 583	80 574	25 186	124 343
Acquisitions	1 339	1 119	2 171	4 629
Disposals	(1 877)	(17 806)		(19 683)
Inflows	11 276	8 800	1 307	21 383
Outflows	(9 994)	(13 544)	(539)	(24 077)
Fair value adjustment	696	2 595	1 275	4 566
Foreign currency translation differences	(1 258)	(4 210)	(3 603)	(9 071)
Closing balance	18 765	57 528	25 797	102 090

Rm	South Africa	Rest of Africa	United Kingdom	United States	Rest of world	Total
Reconciliation of movement in funds under management – by geography						
Opening balance	61 860	348	43 187	4 281	14 667	124 343
Acquisitions	1 339		2 358		932	4 629
Disposals	(18 751)				(932)	(19 383)
Inflows	16 773		8 139		(3 529)	21 383
Outflows	(21 312)	(297)	(7 397)	(3 649)	8 578	(24 077)
Fair value adjustment	3 484		1 692		(610)	4 566
Foreign currency translation differences		(51)	(7 277)	(632)	(1 111)	(9 071)
Closing balance	43 393		40 702		17 995	102 090

AC133

Notes

Change in basis of accounting

During the year the group changed its basis of accounting and implemented AC133 in line with changes required in terms of South African Generally Accepted Accounting Practice. AC133 impacts on the recognition and measurement of financial instruments, including credit impairments against advances. To address the prospective nature of the statement the transitional adjustments to carrying values at 1 January 2003 are recognised in opening retained income or equity. AC133 is based on International Accounting Standard 39 (IAS39) which is still under construction. The treatment adopted by Nedcor in these annual financial statements accords with the current interpretation of recommended practice.

Impact on reserves at 1 January 2003 Rm	Distributable reserves	Non-distributable reserves	Total
Credit impairment adjustments			
Release of general provision	1 625		1 625
Additional specific impairments	(2 533)		(2 533)
Creation of portfolio impairment	(792)		(792)
	(1 700)		(1 700)
Taxation	510		510
	(1 190)		(1 190)
Attributable to minority shareholders	2		2
	(1 188)		(1 188)
Fair-value adjustments			
Revaluation of held-for-trading portfolios	(570)		(570)
Revaluation of available for sale		28	28
Adjustment in respect of leases – AC105	(199)		(199)
Non-qualifying foreign exchange hedges	(436)		(436)
	(1 205)	28	(1 177)
Taxation	285	(8)	277
	(920)	20	(900)
Attributable to minorities	(1)	(5)	(6)
	(921)	15	(906)
Total impact at 1 January 2003	**(2 109)**	**15**	**(2 094)**

Impact on reserves for the year ended 31 December 2003	Distributable reserves	Non-distributable reserves	Total
Impact on headline earnings			
Release of portfolio impairments	142		142
Release of specific impairments	(86)		(86)
	56		56
Taxation	(17)		(17)
	39		39
Attributable to minority shareholders	38		38
	77		77
Fair-value adjustments			
Revaluation of held-for-trading portfolios	409		409
Realised loss on available for sale portfolios	(1)	(28)	(29)
Adjustment in respect of leases – AC105	104		104
	512	(28)	484
Taxation	(153)	8	(145)
	359	(20)	339
Attributable to minorities	(2)	5	3
	357	(15)	342
Total impact on headline earnings	**434**	**(15)**	**419**

Employees: Complement and productivity

NEDCOR

Staff complement
(number of staff)


19 091
18 722
17 311
18 664
19 178
25 240
24 273
97
98
99
00
01
02
03

Earnings per employee


79
100
134
167
200
111
2
1 426
1 900
2 406
3 012
3 789
2 476
55
97
98
99
00
01
02
03
Headline earnings (Rm)
Headline earnings/average employees (R'000)

Assets per employee


4 966
5 775
6 865
8 009
9 406
11 830
13 051
91 272
109 190
123 686
144 053
177 975
262 734
323 098
97
98
99
00
01
02
03
Average assets (Rm)
Average assets/average employees (R'000)

Notes

Income statement (restated)

Notes

for the year ended 31 December 2002

Rm	2002	2002 Restatements	2002 Restated
Interest income	23 822	(215)	23 607
Interest expense	17 522	130	17 652
Net interest income	6 300	(345)	5 955
Non-interest revenue	6 929	(107)	6 822
Foreign exchange translation losses	(1 011)	(205)	(1 216)
Total income	12 218	(657)	11 561
Impairment of advances			
Specific and general provisions	1 778	(311)	1 467
Exceptional general provision reversed	(400)		(400)
Income after specific and general provisions	10 840	(346)	10 494
Operating expenses	7 334	32	7 366
Merger and reorganisation expenses	193		193
Profit from operations before exceptional items	3 313	(378)	2 935
Exceptional items	(1 793)		(1 793)
Net capital loss on investment in Dimension Data	(1 080)		(1 080)
Amortisation of goodwill	(426)		(426)
Impairment of goodwill	(75)		(75)
Profit/(loss) on sale of subsidiaries, investments and fixed assets	(58)		(58)
Merger and reorganisation costs	(35)		(35)
Net impairment of investments and fixed assets	(119)		(119)
(Loss)/profit from operations	1 520	(378)	1 142
Attributable earnings of associates	162		162
(Loss)/profit before taxation	1 682	(378)	1 304
Taxation	580	(139)	441
Taxation on merger and reorganisation expenses	(23)		(23)
Taxation on exceptional items	(192)		(192)
(Loss)/profit after taxation	1 317	(239)	1 078
Minority interest attributable to ordinary shareholders	(333)	130	(203)
Minority interest attributable to preference shareholders			
(Loss)/income attributable to shareholders	984	(109)	875
Adjusted for:			
Exceptional items	1 793		1 793
Taxation on exceptional items	(192)		(192)
Headline earnings	2 585	(109)	2 476

Balance sheet (restated)

NEDCOR

Notes

as at 31 December 2002

Rm	2002	2002 Restatements	2002 Restated
Assets			
Cash and short-term funds	16 607		16 607
Other short-term securities	14 987		14 987
Government and public sector securities	14 647		14 647
Derivative instruments	553	50 233	50 786
Advances	194 862		194 862
Sundry debtors	6 124	(440)	5 684
Deferred taxation asset	690	1 098	1 788
Current taxation prepaid	421		421
Investments			
Investments in associate companies	1 504		1 504
Other investments	5 429		5 429
Insurance assets	7 891		7 891
Property and equipment	2 854		2 854
Intangible assets:			
Computer software and capitalised development costs	1 638	92	1 730
Goodwill	4 457		4 457
Customers' indebtedness for acceptances	1 120		1 120
Total assets	273 784	50 983	324 767
Shareholders' equity and liabilities			
Ordinary share capital	271		271
Ordinary share premium	4 536		4 536
Non-distributable reserves	216		216
Distributable reserves	12 023		12 023
Ordinary shareholders' equity	17 046		17 046
Minority shareholders' equity			
Attributable to preference shareholders	1 987		1 987
Attributable to ordinary shareholders	1 089	(586)	503
Total shareholders' equity and minority interest	20 122	(586)	19 536
Deposit, current accounts and other creditors	235 449	1 077	236 526
Derivative instruments		50 233	50 233
Deferred taxation liabilities	1 451	259	1 710
Current taxation liabilities	183		183
Insurance funds	7 891		7 891
Long-term debt instruments	7 568		7 568
Liabilities under acceptances	1 120		1 120
Total shareholders' equity and liabilities	273 784	50 983	324 767

Credit ratings

Notes

Fitch	**Nedbank Dec 2003**	Absa Bank Mar 2003	FirstRand Bank Jun 2003	Standard Bank Dec 2003
Individual	**C/D**	C	B/C	B/C
Support	**2**	2	2	2
Foreign currency				
Short-term	**F3**	F3	F3	F3
Long-term	**BBB -**	BBB	BBB	BBB
Long-term rating outlook	**Stable**	Stable	Stable	Stable
Local currency				
Long-term senior	**BBB +**	Not available	A–	A–
National				
Short-term	**F1 + (zaf)**	F1 + (zaf)	F1 + (zaf)	F1 + (zaf)
Long-term	**AA - (zaf)**	AA (zaf)	AA (zaf)	AA (zaf)

Individual and support

B = A strong bank. There are no major concerns regarding the bank.

C = An adequate bank which, however, possesses one or more troublesome aspects.

D = A bank, which has weaknesses of internal and/or external origin.

2 = A bank for which there is a high probability of external support

Foreign and local currency (capped by sovereign limits)

F3 = Fair credit quality and indicates the capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

BBB = Good credit quality and indicates that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.

National

F1 = Indicates the strongest capacity for timely payment of financial commitments relative to other issuers or issues in the same country.

AA = Denotes a very strong credit risk relative to other issuers or issues in the same country.

CA-Ratings	**Nedbank Jan 2004**	Absa Bank Mar 2003	FirstRand Bank Jun 2003	Standard Bank Dec 2003
Long-term	**zaAA-**	zaAA	zaAA-	not rated
Short-term	**zaA1+**	zaA1+	zaA1+	by
Outlook	**Stable**	Stable	Positive	CA-Ratings

Long-term

zaAA = Indicates very strong capacity of the issuer to pay interest and repay capital relative to other South African obligors.

Short-term

zaA1 = Indicates that the degree of safety regarding timely payment is either overwhelming or very strong, relative to other South African obligors. Issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

NEDCOR

www.nedcor.com

Not for release, distribution or publication into or in the United States, Australia, Canada or Japan

OLD MUTUAL PLC
("Old Mutual")

RIGHTS OFFER BY NEDCOR LIMITED PARTIALLY UNDERWRITTEN BY OLD MUTUAL

Nedcor Limited ("Nedcor"), Old Mutual's 52 per cent owned banking subsidiary has today announced a rights issue to raise R5 billion of additional ordinary share capital to ensure that Nedcor has sufficient capital for growth and to meet Nedcor's anticipated minimum tier one capital requirements.

The full terms of the rights issue, including the number of shares to be issued and the issue price are expected to be announced by 25 March 2004, prior to the launch.

Old Mutual plc has undertaken to take up its rights under the rights issue, amounting to R2.5 billion. Furthermore, Old Mutual has underwritten a 76 per cent part of the issue alongside Merrill Lynch International and Deutsche Bank who have jointly underwritten the balance.

Old Mutual is prepared through this rights issue to increase its stake in Nedcor, beyond 52%, whilst being of the intention to maintain sufficient liquidity to attract additional high quality shareholders.

23 February 2004

Joint Global Co-ordinators

Deutsche Bank AG

Merrill Lynch International

Joint Underwriters

Old Mutual (South Africa) Limited

Deutsche Bank AG

Merrill Lynch International

Sponsor to Old Mutual in SA

Merrill Lynch South Africa (Pty) Limited

Enquiries:

Old Mutual plc, London	**Tel: +44(0)20 7002 7000**
James Poole, Director, Corporate Affairs	
Miranda Beilord, Media Relations	
Old Mutual plc, South Africa	**Tel: +27(0)21 509 2446**
Nad Pillay, Head of Communications	
College Hill Associates, London	**Tel: +44(0)20 7457 2020**
Tony Friend	

For release outside the United States only.

This announcement is not an offer for sale of securities in the United States. Securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of the rights issue in the United States or to conduct a public offering of securities in the United States. Copies of this announcement are not being made and may not be distributed or sent into the United States, Australia, Canada or Japan. It may be unlawful to distribute this announcement in certain other jurisdictions. The information in this announcement does not constitute an offer of securities for sale in Canada, Japan or Australia.

This announcement has been issued by Old Mutual plc and is the sole responsibility of Old Mutual plc. Merrill Lynch International and Deutsche Bank are acting for Nedcor Limited and no-one else in connection with the rights issue and will not be responsible to any other person for providing the protections afforded to clients of Merrill Lynch International and Deutsche Bank or for providing advice with respect to the rights issue.

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any rights or shares, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision in relation thereto.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

MUTUAL & FEDERAL ANNUAL RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2003

MUTUAL & Federal today (Wednesday, February 11) announced the results of the group for the year ended 31 December 2003.

Gross premium income increased by 16% to R6.5 billion whilst the General Insurance Results improved by 94% to R602 million.

Operating earnings, based on the long-term rate of return, increased by 43% to 320 cents per share whilst the final dividend increased to 48 cents bringing the total dividend for the year to 73 cents per share, an increase of 14% on 2003.

Comments on results

Commenting on the results, Managing Director Bruce Campbell noted that the underwriting surplus attributable to ordinary shareholders amounted to R340 million, representing an underwriting ratio of 6,6% to net earned premiums. This was a particularly pleasing result compared to the R116 million (at a ratio of 2.5%) achieved in 2002. He noted that the improvement in the underwriting result followed corrective action taken on poorly performing portfolios, a decline in weather-related claims and also a very firm control over operating expenses. Accordingly, the General Insurance Result for the year had increased by 94% from R311 million in 2002 to R602 million in 2003.

Campbell noted that most portfolios had returned satisfactory results but he foresaw the need for ongoing corrective action on large fire and engineering risks within the industrial and mining sector

He believed that the 16% increase in gross premiums was satisfactory. The cancellation of a number of non-performing accounts had a negative impact on premium flows but continued attention to prudent underwriting standards and selective premium increases throughout 2003 had resulted in real premium growth.

Whilst the benign weather patterns during 2003 had resulted in a decline in motor vehicle claims, he reiterated his concern at the high level of motor accidents attributable to extremely poor driving standards. He expected that where loss levels remained high, premium ratings would require appropriate correction in 2004.

Campbell referred to the additional investment during the year in Credit Guarantee Insurance Corporation (CGIC) which resulted in the effective shareholding increasing from 22% to 51%. Mutual & Federal are pleased to have increased their stake as the dominant position of CGIC in the credit insurance market assists the group in providing a comprehensive range of insurance solutions to clients and intermediaries.

Turning to the investment results, Campbell noted the overall return for the year had been satisfactory following an improvement in the JSE in the last months of 2003 and this had positively impacted the headline earnings. Although the level of dividends on listed equities had been disappointing, interest income was satisfactory following high levels of cash holdings.

Looking to the year ahead, Campbell indicated that he was cautiously optimistic of the prospects for 2004 as market conditions remain conducive to achieving underwriting surpluses. A return to more normal weather conditions would lead to an increase in claims and this, together with an inflationary increase in claims costs would require ongoing emphasis on responsible underwriting standards.

Referring to the offer by Old Mutual for the acquisition of the minority shares in Mutual & Federal, Campbell said that an independent sub-committee of the Mutual & Federal's board had appointed independent advisors and that the required procedure for the finalisation of a "fair and reasonable" opinion was progressing.

He reiterated the group's continued commitment to conducting business through the intermediary channel and thanked the intermediaries and policyholders for the outstanding level of support they have shown towards Mutual & Federal.

ISSUED ON BEHALF OF:	MUTUAL & FEDERAL
BY:	CLEAR DISTINCTION COMMUNICATIONS
CONSULTANCY CONTACT:	***CAROL DUNDAS***
	TEL: (011) 444-0650
	CELL: 083 447 6648
MUTUAL & FEDERAL:	***PIETER BEZUIDENHOUT / BRIAN LAIRD-SMITH***
	TEL: (011) 374-2261 / 374-2207

Old Mutual plc

Mutual & Federal Insurance Company Limited (MAF SJ)

Results for the year ended 31 December 2003

Mutual & Federal Insurance Company Limited ("Mutual & Federal"), the South African general insurance group, in which Old Mutual plc ("Old Mutual") has a 51% holding, has today issued financial results for the year ended 31 December 2003.

The full text of the Mutual & Federal announcement is available on the JSE Securities Exchange News Service (SENS) and on the Old Mutual website, www.oldmutual.com. A paper copy of the full Mutual & Federal announcement is available from Investor Relations, Old Mutual plc, 5th Floor, 2 Lambeth Hill, London EC4V 4GG. The results have been drawn up in accordance with South African Generally Accepted Accounting Practice (GAAP) and will be consolidated in the accounts of Old Mutual in accordance with UK GAAP.

Old Mutual will release its preliminary results on 23 February 2004.

11 February 2004

ENQUIRIES:

Old Mutual, London **Tel: +44 20 7002 7000**
James Poole

Old Mutual, South Africa **Tel: +27 (0)825537980**
Nad Pillay

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

JSE share code: MAF
ISIN:ZAE000010823
NSX share code: MTF

Reviewed financial results for the year ended 31 December 2003

INCOME STATEMENT	31/12/03 R'm	31/12/02 R'm	Change %
Gross premiums	6,486	5,603	16
Net underwriting surplus	392	116	
Net investment income / (deficit	555	(118)	
Goodwill and retrenchment cost	(21)	(37)	
Income/(loss) before taxation	**926**	**(39)**	
Taxation	(253)	(65)	
Income/(loss) after taxation	**673**	**(104)**	
Income attributable to preference shareholders in subsidiary (note	(36)	0	
Share of associated companies net income / (loss	33	(6)	
Net income/(loss)	**670**	**(110)**	

Earnings per share

(a) Headline earnings per share are calculated on net income adjusted for goodv

Determination of headline earnings		
Net income/(loss)	670	(110)
Goodwil	21	21
Headline earnings/(loss	691	(89)
Headline earnings/(loss) per share (cents	283	(37)

(b) Basic earnings per share are based on net income after goodwill and retrenchment cos

Basic earnings per share		
Basic earnings/(loss) per share (cents	274	(45)
Ordinary dividend per share (cents	73	64
Combined ratio (%) (note 3	93.1	97.6
Net asset value per share (cents	1,406	1,207
Number of shares in issue (million		
- at period enc	245.2	243.3
- weighted average	244.1	242.8

BALANCE SHEET	As at 31/12/03 R'm	As at 31/12/02 R'm
Assets		
Non-current assets	4,552	3,016
Fixed assets	196	157
Investments at market value	4,024	2,595
Ordinary shares	2,707	2,199
Government stock	84	130
Money market deposits and other	1,233	266
Investment in associated companies	190	96
Goodwill	142	163
Deferred taxation	0	5
Technical assets	1,006	884
Current assets	1,645	2,757
Trade and other receivables	708	972
Cash and cash equivalents	937	1,785
Total assets	**7,203**	**6,657**
Equity and liabilities		
Capital and reserves	3,448	2,937
Interest of outside shareholders in subsidiaries	2	2
Interest of preference shareholders in subsidiary	36	0
Non-current liabilities	192	240
Technical provisions	3,169	2,898
Current liabilities and provisions	356	580
Total equity and liabilities	**7,203**	**6,657**

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Reviewed financial results for the year ended 31 December 2003(continued)

STATEMENT OF CHANGES IN EQUITY R'm	Share capital	Contingency Reserve	Retained income	Total
Balance at 1 January 200:	124	423	2,390	2,937
Restatement due to application of Statement AC 133 (note ·			(11)	(11)
Net income for the perio(			670	670
Transfer to contingency reserve		100	(100)	-
Dividends paic			(163)	(163)
Issue of share capital	15			15
Balance at 31 December 200:	139	523	2,786	3,448

CASH FLOW STATEMENT	31/12/03 R'm	31/12/02 R'm
Cash generated by operation:	592	157
Net underwriting surplus	392	116
Retrenchment costs	-	(16)
Increase in net technical provision:	149	84
Depreciation of fixed asset:	45	45
Profit on sale of fixed asset:	(2)	(3)
Decrease/(increase) in other working capit:	8	(69)
Investment income	339	306
Cash generated by operating activitie	931	463
Taxation paic	(261)	(105)
Cash available from operating activitie	670	358
Dividends paic	(163)	(140)
Cash retained from operating activitie	507	218
Cash (utilised in)/generated by investing activitie	(1 370)	646
(Increase)/decrease in funding requirement	(863)	864
Cash effects of financing activities		
Proceeds from issue of shares	15	9
(Decrease)/increase in cash and cash equivalent	(848)	873

NOTES

1. **Preference shareholders**
   The group operates an insurance subsidiary which offers cell captive facilities to clients. Underwriting surpluses wh accrue in respect of these arrangements ultimately belong to clients and are therefore excluded from group earnii
2. **Accounting policies**
   These financial results for the year have been prepared in accordance with South African Statements Generally Accepted Accounting Practice. The accounting policies applied in the preparation of these financial stateme are consistent with those used in the annual financial statements for the year ended 31 December 2002 with t exception of item 4 below
3. **Combined ratio**
   This reflects the ratio of total insurance expenditure to net earned premiun
4. **Change in accounting policy**
   During the period the company changed its accounting policy with regard to the recognition and measurem of certain financial instruments in terms of AC 133. The cumulative effect of this change in policy has been adjust against the opening balance of retained income in 200

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Reviewed financia! results for the year ended 31 December 2003(continued)

SUPPLEMENTARY INCOME STATEMENT (Reflecting long-term rate of return adjustment)	31/12/03 R'm	31/12/02 R'm	Change %
Technical account (note A)			
Gross premiums	6,486	5,603	16
Net premiums	5,608	4,886	15
Earned premiums net of reinsuranc	5,683	4,806	
Claims incurred net of reinsuranc	(3,878)	(3,515)	
Acquisition expenses	(971)	(767)	
Management expenses	(442)	(408)	
Net underwriting surplus	**392**	**116**	
Attributable to ordinary shareholder	340	116	193
Attributable to preference shareholders in subsidiary (note	52	0	
Investment return on insurance funds (note B)	*210*	*195*	*8*
General insurance resul	602	311	94
Long-term investment return on shareholders' funds (note B)	*395*	*387*	2
Operating income based on long-term investment return	**997**	**698**	**43**
Non-technical account (note A'			
Short-term investment fluctuation:	(50)	(700)	
Dividends, interest and property incom	339	306	
Realised surplus on investment:	56	313	
Unrealised surplus/(deficit) on investment	160	(737)	
Allocated investment return transferred to technical account (note B)	*(605)*	*(582)*	
Retrenchment costs	0	(16)	
Goodwill	(21)	(21)	
Income/(loss) before taxation	**926**	**(39)**	
Taxation (including secondary tax on companie:	(253)	(65)	
Income/(loss) after taxation	**673**	**(104)**	
Income attributable to preference shareholders in subsidiary (note	(36)	0	
Share of associated companies net income / (los:	33	(6)	
Net income/(loss)	**670**	**(110)**	

Operating earnings per share

Operating earnings per share are calculated on net income adjusted for goodwill, retrenchm costs, short-term investment fluctuations net of taxation and secondary tax on companie:

Determination of operating earnings			
Net income/(loss)	670	(110)	
Goodwil	21	21	
Retrenchment costs	0	16	
Short-term investment fluctuation:	50	700	
Taxation effect of short-term investment fluctuation	28	(96)	
Secondary tax on companie:	11	10	
Operating earnings	780	541	44
Operating earnings per share (cents	320	223	43

NOTES TO THE SUPPLEMENTARY INCOME STATEMENT

A. Presentation

The results for the year are shown in the income statement. To present these in a meaningful way, a supplementary inco statement is provided and separated intc

(a) A technical accoun

The technical account includes a long-term investment return of 13,4% (2002: 14,0%) on bo

(1) funds generated by the insurance activities; (2) shareholders' fun

(b) A non-technical accoun

The non-technical account includes all non-insurance related activities including investments, and above mentio allocated investment returns transferred to the technical accour

B. Allocation

The investment return on investments supporting insurance activities is allocated to the technical account in determin the General Insurance Result. In addition the long-term investment return on investments supporting shareholde funds is allocated from the non-technical account to the technical account in determining an operating income based on *long-term investment return. The allocations accordingly negate one another in the determination of income before* The long-term investment return on shareholders' funds is an estimate of the long-term trend investment return for relevant category of investments having regard to past performance, current trends and future expectatic

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Reviewed financial results for the year ended 31 December 2003(continued)

COMMENTS

During 2003 ongoing attention was given to the correction of under-performing portfolios and the cancellation of unprofitable business. The 16% growth in gross premiums is accordingly satisfactory and reflects the increase in rates during 2003.

Trading conditions during the year were favourable and the improvement in the underwriting surplus attributable to ordinary shareholders from R116 million to R340 million follows improved focus on premium rates, a decline in the level of weather-related losses and increased controls over claims expenditure. Most sectors of the business recorded satisfactory performances but fire and engineering accounts continued to be adversely affected by an ongoing high incidence of commercial and industrial claims.

The result on the motor account improved following improved underwriting but poor driving standards continue to cause a high lev claims in some areas and further premium increases will be required.

Dividend income for the year was disappointing following a decline in the level of dividends paid by listed equities, but, interest income remained at a high-level following substantial levels of cash holdings. The value of listed equities appreciated during the period and the overall investment income for the year was accordingly satisfactory.

The General Insurance Result increased from R311 million to R602 million and the operating earnings for the year accordingly grew from 223 cents to 320 cents per share.

The net asset value per share increased by 16% from 1207 cents to 1406 cents following the improvement in the value of listed equities and the positive trading results for the period. The solvency margin (being the ratio of net assets to net premiums) has improved and was in excess of 60% at 31 December 2003.

The Board remains cautiously optimistic of the prospects for underwriting surpluses in 2004. Market conditions remain conducive to underwriting profitability, but it should be noted that a return to more normal weather conditions will lead to an increase in claims expenditure.

OFFER BY OLD MUTUAL SOUTH AFRICA

The attention of shareholders is drawn to an announcement by directors on 20 January 2004 advising that Old Mutual South Africa intends to acquire all of the issued shares in Mutual & Federal. Further information in this regard will be provided to shareholders o it becomes available.

COMPLIANCE

The company complies in all material respects with the requirements of the JSE and the King Report Code of Corporate Practices and Conduct.

REVIEW

The results announcement has been reviewed by the company's external auditors, KPMG Inc. A copy of their unqualified review opinion is available at the company's registered office.

DECLARATION OF DIVIDEND (NUMBER 67)

A final dividend of 48 cents per share has been declared payable to shareholders in respect of the twelve months to 31 December 2003.

In accordance with the trading requirements under the STRATE environment, the last day to trade to participate in the final dividend will be Friday, 12 March 2004. The shares will commence trading ex-dividend on Monday, 15 March 2004, and the record date will be Friday, 19 March 2004. Payment will be made on Tuesday, 23 March 2004.

Share certificates may not be dematerialised or rematerialised between Monday, 15 March and Friday, 19 March 2004, both days inclusive.

On behalf of the Board

K T M Saggers (Chairman) **B Campbell** (Managing Director)

Registered Office: 19th Floor, Mutual & Federal Centre, 75 President Street, Johannesburg 2001
Transfer Secretaries: Computershare Limited, 70 Marshall Street, Johannesburg 2001
Sponsor: Nedbank Corporate, No. 1 Newtown Avenue, Killarney, 2193
10 February 2004.

Website: www.mf.co.za
E-mail: investor @mf.co.za

Old Mutual Asset Management Reports Assets Under Management for Year-End 2003

BOSTON--January 28, 2004--Old Mutual Asset Management, the U.S. asset management group of Old Mutual plc (LSE: OML), today announced assets under management for the group as of year-end 2003. Assets managed by the group's member firms increased 21.3% during the year, from $127.0 billion on December 31, 2002, to $154.1 billion on December 31, 2003. Inflows of client assets contributed $4.7 billion, or 3.7% of the increase, while divestitures of non-strategic firms in the first quarter accounted for a reduction of $3.3 billion, or 2.6% of assets. Investment performance in the funds under management at member firms accounted for the remaining 20.2% increase for the year.

"Our member firms have now achieved strong inflows of client assets in three consecutive years spanning very disparate market environments," said Scott Powers, chief executive of Old Mutual Asset Management. "We continue to experience the benefits of the restructuring program begun in 2000 and substantially completed in early 2003, which has resulted in an exceptionally well-balanced group of firms providing investment products in all major asset classes and investment styles. Our firms remain committed first and foremost to meeting and exceeding the expectations of clients."

Figures for year-end assets under management for each of the group's member firms are provided on the group's Web site at www.oldmutualus.com.

At member firm Pilgrim Baxter & Associates, assets under management declined 20.3% during the fourth quarter of 2003, from $7.4 billion on September 30 to $5.9 billion on December 31. After charges were brought against Pilgrim Baxter in November by the Securities and Exchange Commission and office of the New York State Attorney General, the company experienced client outflows of $1.7 billion in December, primarily due to terminations of a small number of large institutional accounts. Assets in PBHG mutual funds remained stable during the quarter at $7.3 billion, including the funds sub-advised by other Old Mutual Asset Management member firms. Pilgrim Baxter remains in active discussions with both the SEC and the office of the New York Attorney General concerning the charges.

About Old Mutual Asset Management

The member firms of Old Mutual Asset Management provide high-quality, actively managed investment products in all major asset classes and investment styles, with each firm focusing on its own specialized area of expertise. More information on member firms, and their investment teams and strategies, is available from the group's Web site at www.oldmutualus.com. The group's parent is Old Mutual plc, an international financial services company based in London, with operations in asset management, life assurance, banking and general insurance. More information on Old Mutual is available at www.oldmutual.com.

Contact:
Media: Tucker Hewes, (212) 207-9451, tucker@hewescomm.com
Investors: James Poole, 44 (0)20 7002 7000, james.poole@omg.co.uk

# # #

OLD MUTUAL PLC

Board Appointment

Old Mutual plc is pleased to announce that Michael Marks has been appointed as a non-executive director with effect from 1 February 2004.

Michael Marks, CBE (aged 62) is one of the founding partners of New Smith Capital Partners LLP. Until February 2003 he had held a number of senior roles with Merrill Lynch, including Executive Chairman of Merrill Lynch Europe, Middle East and Africa. Prior to joining Merrill Lynch in 1995, he had been Chairman of Smith New Court PLC, having earlier been responsible for the international operations of that company in New York, Hong Kong, Singapore and South Africa.

He is a director of the London Stock Exchange and was formerly Chairman of the London Investment Banking Association and Vice-President of the British Bankers' Association. He was awarded a CBE in 1999 for services to Britain's financial services industry.

Commenting on his appointment, Mike Levett, Chairman of Old Mutual plc, said:

"I am delighted that Michael Marks has agreed to join the Old Mutual Board. His great experience of financial services and knowledge of the three principal territories in which we operate – namely South Africa, the United States and the UK, will make him a valuable addition to our team."

22 January 2004

ENQUIRIES:

Old Mutual plc
James Poole — **Tel: +44 (0)20 7002 7000**

College Hill
Tony Friend — **Tel: +44 (0)20 7457 2020**

Old Mutual plc

Offer by Old Mutual (South Africa) Limited or its nominee ("OMSA") for shares held in Mutual & Federal Insurance Company Limited ("Mutual & Federal") not already owned by OMSA and its subsidiaries for the benefit of shareholders of OMSA and its subsidiaries.

Old Mutual plc ("Old Mutual") today announces that its wholly owned subsidiary OMSA, has announced a firm intention to make an offer to acquire all of the Mutual & Federal shares not already owned by OMSA and its subsidiaries for the benefit of the shareholders of OMSA and its subsidiaries.

The purchase price will be R17.50 per share, inclusive of any final dividend per share declared by Mutual & Federal in respect of the financial year ended 31 December 2003. RSA Overseas Holdings (Luxembourg) (No1) s.a.r.l ("RSA"), a subsidiary of Royal & Sun Alliance Insurance Group plc ("Royal & Sun Alliance"), has irrevocably agreed to dispose of its shares in terms of the transaction and has waived the excess consideration above R15.25 per share, inclusive of the final dividend per share declared by Mutual & Federal.

The transaction will occur by way of a scheme of arrangement between Mutual & Federal and its shareholders, which will be proposed by OMSA. The scheme will be subject to the approval of the shareholders of Mutual & Federal, the sanction of the High Court of South Africa and those regulatory approvals that are necessary.

If the scheme is successful, the total consideration payable by OMSA is approximately R1,930 million. If the scheme is not successful then OMSA will make an offer to all shareholders to acquire their shares at the same price as proposed in the scheme. The follow-on offer will only be subject to regulatory approval, to the extent required. RSA has also irrevocably undertaken to accept this follow-on offer, should it be made, and has also waived the excess consideration above R15.25 per share, inclusive of the final dividend per share declared by Mutual & Federal.

Old Mutual and RSA have entered into an agreement whereby RSA will pay to a bank, nominated by Old Mutual and acting as principal, a rand amount equal to the full consideration RSA receives under the scheme (or follow-on offer should it be made), together with any final dividend that RSA may receive from Mutual & Federal in respect of the 2003 financial year (collectively amounting to R1,387 million). Such bank will pay to RSA £100 million. Old Mutual will pay to the bank in UK pounds, such consideration as may be agreed between Old Mutual and the said bank, and receive R1,387 million.

Julian Roberts, Group Finance Director of Old Mutual said:

"We have enjoyed a long and successful partnership with Royal & Sun Alliance in Mutual & Federal. RSA's decision to divest its shareholding in Mutual & Federal provides an excellent opportunity for us to bring Mutual & Federal under the full control of Old Mutual. Under these circumstances, we believe this is best for the Mutual & Federal business, its customers and its staff and is evidence of our continuing commitment to our businesses in South Africa".

Mutual & Federal is one of the leading insurance companies in Southern Africa, providing personalised short term insurance services to the personal, commercial and corporate markets in South Africa, Namibia, Botswana, Malawi and Zimbabwe.

The full text of the Mutual & Federal announcement is available on the JSE Securities Exchange News Service (SENS) and on the Old Mutual website, www.oldmutual.com. A paper copy is available from Investor Relations, Old Mutual plc, 5th Floor, 2 Lambeth Hill, London EC4V 4GG.

- ends -

20th January 2004

Enquiries:

Old Mutual plc
James Poole (UK)
Tel +44 (0) 20 7002 7000

Nad Pillay (SA)
Tel: +27 (0) 504 8026
Tel: +27 (0) 553 7980

College Hill (UK)
Tony Friend
Tel: +44 (0) 20 7457 2020

Mr Julian Roberts, Group Finance Director, Old Mutual plc and Mr Bruce Campbell, Managing Director, Mutual & Federal Insurance Company Limited will host a joint conference call for analysts and investors at 13.00 p.m. London time (15.00 p.m. South African time) today. This call will include a brief introduction, followed by an opportunity for questions.

Dial in details are as follows:

Title:	Old Mutual Conference Call	
Chairperson	Julian Roberts	
Dial-in details	UK Freephone:	0800 953 1444
	South Africa:	0800 994 090
	International	+44 (0) 1452 542300

Replay available for 7 days.

Dial up details	UK Freephone	0800 953 1533

International	+44 (0) 1452 550 000
PIN 929212#	

Old Mutual plc

Old Mutual strengthens Nedcor's balance sheet

Provisions strengthened and R2 billion fresh capital injected

Over recent weeks, a senior team from Old Mutual plc ("Old Mutual"), has been working with the newly constituted Group Executive of Nedcor Limited (the South African banking group in which Old Mutual has a 53 per cent interest), to strengthen Nedcor's balance sheet and to start taking the steps necessary to return Nedcor to acceptable profitability.

As a result of this review, Nedcor has today issued the following statement:

NEDCOR LIMITED – SECONDARY CAPITAL ISSUE, APPOINTMENT OF ACTING CHIEF FINANCIAL OFFICER AND CONTINUING CAUTIONARY ANNOUNCEMENT

In the trading statement dated 17 November 2003, Nedcor Limited ("Nedcor" or "the group") advised shareholders that the group was further strengthening and streamlining its capital by the optimisation of capital structures, issues of secondary and tertiary capital, and the sale of non-core assets.

At the Nedcor and Old Mutual plc board meetings held on Friday 19 December, Old Mutual plc confirmed its ongoing commitment to the turnaround process at Nedcor and the directors of Nedcor and Old Mutual plc resolved that Nedcor raise R2 billion of additional secondary capital from Old Mutual Specialised Finance (Pty) Ltd ("the secondary capital issue").

The secondary capital issue will be in the form of a subordinated, unsecured 10 year loan, callable by Nedbank on any quarterly interest payment date. The interest rate has been set at 165 basis points above the 3 month JIBAR rate.

Approval for the loan to qualify as secondary capital has been granted by the South African Reserve Bank. The secondary capital issue will take place on or before 31 December 2003.

The newly constituted Group Executive Committee of Nedcor, in conjunction with the Nedcor board and Old Mutual plc, has considered the state of the group's balance sheet and forecast earnings in preparation for the group's financial year-end at 31 December 2003.

The review has concluded that a more conservative approach should be applied to a number of items which affect the group's earnings and/or capital position at year-end. These items include:

- *the effect of accounting standard AC133 (IAS 39)*
- *pre-acquisition adjustments for the BoE acquisition*
- *additional tax provisions, including deferred tax write-offs*
- *impairment of capitalised IT costs*
- *provision for compliance with leasing standard AC105 (IAS 17)*
- *the translation of foreign assets*

The total amount of these items has been estimated at R1.5 - R2.0 billion after taking into account the effects of taxation. The process of reviewing the Group's balance sheet and the re-organisation of the capital structure is continuing, and certainty on the items and amounts can only be provided after the audit process in respect of the financial year-end has been completed.

The group's trading performance is generally in line with the expectations outlined in the trading statement of 17 November. However, headline earnings per share, which includes charges for merger costs and currency translation losses, is now expected to indicate a loss for the year as a result of the inclusion of applicable items included in the above estimate.

In order to make provision for these items and other issues that may arise during the audit process, as well as to ensure the group is adequately capitalised, the board believes it is prudent to proceed with a secondary capital issue.

In the trading statement of 17 November 2003 referred to above, it was announced that a new Group Financial Director would be appointed in 2004. The board of Nedcor is pleased to announce the appointment of Bob Head as acting Chief Financial Officer from 1 January 2004. He will be responsible for group finance, group capital management, and assets and liabilities management (ALCO), and will report directly to group chief executive Tom Boardman.

Bob Head is 45 years old and is currently Strategy Director at Old Mutual plc. He was previously chief executive of smile.co.uk, the highly successful online banking division of the Co-operative Bank plc. Prior to Smile, he was finance director of Prudential Banking plc and online bank egg plc. He qualified as a chartered accountant with PricewaterhouseCoopers, holds a degree in Politics, Philosophy and Economics from Oxford University and is a fellow of the Chartered Institute of Bankers.

The appointment of an acting chief financial officer provides the board with the opportunity to extend the search for the best possible permanent candidate, preferably with international banking experience.

Shareholders are reminded that the group continues to trade under a cautionary announcement and should exercise caution in dealing in the shares until the group publishes its 2003 results on 16 February 2004.

- ends -

Impact on Old Mutual

The provisions and adjustments outlined by Nedcor in its statement will flow through into Old Mutual plc's results, reducing adjusted operating earnings per share by between 1.5p and 2.0p. The ultimate amount will be heavily influenced by exchange rates on 31 December 2003.

Preliminary Results

Old Mutual plc expects to announce its preliminary results for the year ending 31 December 2003 on 23 February 2004.

Embargoed: 0700 hours: 22 December 2003

Enquiries:

Old Mutual plc
James Poole (UK)
Tel: +44 (0) 20 7002 7000

Nad Pillay (SA)
Tel: +27 (0) 21 504 8026
Tel: +27 (0) 82 553 7980

College Hill (UK)
Tony Friend/Gareth David
Tel: +44 (0) 20 7457 2020

Mr Julian Roberts, Group Finance Director of Old Mutual plc and Mr Tom Boardman, Chief Executive of Nedcor will host a joint conference call for analysts and investors at 09.00 am London time (11.00 am South African time) this morning. The call will include a brief introduction, followed by an opportunity for questions. Dial-in details are as follows:

Title: Old Mutual Conference Call
Chairman: Julian Roberts
Dial-up numbers: UK: 0800 358 2343
Europe: +800 363 38464
Africa: 0800 991 276

Replay available for 48 hours: Dial-up number: (+44) 20 8797 2499
PIN 959256#

Old Mutual plc

Completion of Gerrard Sale

Further to the announcement made on 27th October 2003, Old Mutual plc ("Old Mutual") is pleased to announce the completion today of the sale of Gerrard Management Services Limited to Barclays Bank PLC for a total consideration of £210 million.

Lazard acted as financial adviser to Old Mutual in this transaction.

17th December 2003

Enquiries:

Old Mutual plc	
James Poole, Director, Corporate Affairs	020 7002 7000
Old Mutual Financial Services (UK) plc	
Hasan Askari, Chairman	020 7002 6108
Lazard	
Andrew Nason	020 7187 2199
Stefano Giudici	020 7187 2689